Exhibit 99.2

Royal Bank of Canada second quarter 2010 results

The financial information in this document is in Canadian dollars unless otherwise noted, and is based on our unaudited Interim Consolidated Financial Statements for the quarter ended April 30, 2010 and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

TORONTO, May 27, 2010 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,329 million for the second quarter ended April 30, 2010. Last year, we reported a net loss of $50 million largely reflecting a goodwill impairment charge of $1 billion. Excluding the goodwill impairment charge, net income was up $379 million, or 40% from last year driven by strong results across most businesses, continued stabilization of credit quality, effective cost management and a general improvement in market and economic conditions (1). The strengthening of the Canadian dollar had a significant impact on our financial results compared to last year, reducing revenue by $534 million, net income by $82 million and EPS by $.06, most notably in our Capital Markets and Wealth Management segments.

“Our results reflect strong performances across our businesses and demonstrate the longstanding strength of this organization,” said Gordon M. Nixon, RBC President and CEO. “Our relentless focus on providing clients around the world with sound financial advice is enabling us to build our franchise for long term growth,” Nixon said.

Second quarter 2010 compared to second quarter 2009

•	Net income of $1,329 million (up from a net loss of $50 million)
•	Diluted earnings per share (EPS) of $.88 (up from a loss per share of $.07)
•	Return on common equity (ROE) of 15.8% (up from (1.4)%)
•	Tier 1 capital ratio of 13.4%

Second quarter 2010 compared to second quarter 2009, excluding the goodwill impairment charge in 2009 (1)

•	Net income increased $379 million (up from net income of $950 million)
•	Diluted EPS increased $.25 (up from EPS of $.63)
•	ROE increased 390 bps (up from ROE of 11.9%)

First six months of 2010 compared to first six months of 2009 (2)

•	Net income of $2,826 million (up from $1,060 million)
•	Diluted EPS of $1.88 (up $1.19 from $.69)
•	ROE of 16.7% (up from 6.5%)

First six months of 2010 compared to first six months of 2009 (2), excluding the goodwill impairment charge in 2009 (1)

•	Net income increased $766 million (up from net income of $2,060 million)
•	Diluted EPS increased $.48 (up from diluted EPS of $1.40)
•	ROE increased 350 bps (up from ROE of 13.2%)

(1)	Refer to the Key performance and non-GAAP measures section of this report for more information, including a reconciliation.
(2)	During 2009, we reclassified certain securities to loans in accordance with the amendments to Canadian Institute of Chartered Accountants (CICA) Handbook section 3855. For the first six months of 2009, the reclassification increased our previously disclosed net income of $1,003 million to $1,060 million, and increased our diluted EPS and ROE by $.04 and 30 bps, respectively. For the detailed impact, refer to the CICA section 3855 – reclassification of securities to loans section on page 58 of our 2009 Annual Report.

Table of contents

1	Second quarter highlights
2	Management’s discussion and analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic and market review and outlook
4	Financial performance
8	Quarterly results and trend analysis
9	Business segment results
9	How we measure and report our business segments
9	Canadian Banking
10	Wealth Management
11	Insurance
12	International Banking
13	Capital Markets
14	Corporate Support
15	Results by geographic segment
16	Financial condition
16	Condensed balance sheets
17	Off-balance sheet arrangements
18	Risk, capital and liquidity management
19	Credit risk
20	Credit quality performance
22	Market risk
23	Capital management
24	Liquidity and funding management
25	Additional financial information
25	Total RBC available-for-sale portfolio
26	Exposures to selected financial instruments
27	Accounting matters and controls
28	Key performance and non-GAAP measures
30	Related party transactions
31	Interim Consolidated Financial Statements (unaudited)
35	Notes to the Interim Consolidated Financial Statements (unaudited)
67	Shareholder information

2        Royal Bank of Canada        Second Quarter 2010

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three- and six-month periods ended or as at April 30, 2010, compared to the corresponding periods in the prior fiscal year and the three-month period ended January 31, 2010. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the quarter ended April 30, 2010 (unaudited Interim Consolidated Financial Statements) and related notes and our 2009 Annual Report to Shareholders (2009 Annual Report). This MD&A is dated May 26, 2010. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

Additional information about us, including our 2009 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q2 2010 Report to Shareholders, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements in this report include, but are not limited to, statements relating to the 2010 economic and market outlook for the Canadian, U.S. and global economies, and the risk environment including our liquidity and funding management. The forward-looking information contained in this report is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational and liquidity and funding risks, and other risks discussed in the Risk, capital and liquidity management section and in our 2009 Annual Report; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management section and in our 2009 Annual Report.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 77,000 full- and part-time employees who serve more than 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 52 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Second Quarter 2010        3

Selected financial and other highlights

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except per share, number of and percentage amounts)	2010	2010	2009 (1)	2010	2009 (1)
Total revenue	$6,967	$7,334	$6,761	$14,301	$13,824
Provision for credit losses (PCL)	504	493	974	997	1,760
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,096	1,130	958	2,226	2,034
Non-interest expense	3,572	3,626	3,575	7,198	7,197
Goodwill impairment charge	–	–	1,000	–	1,000
Net income before income taxes and non-controlling interest (NCI) in subsidiaries	1,795	2,085	254	3,880	1,833
Net income (loss)	$1,329	$1,497	$(50)	$2,826	$1,060
Segments — net income (loss)
Canadian Banking	$736	$777	$581	$1,513	$1,277
Wealth Management	90	219	126	309	254
Insurance	107	118	113	225	225
International Banking	(27)	(57)	(1,126)	(84)	(1,226)
Capital Markets	502	571	420	1,073	645
Corporate Support	(79)	(131)	(164)	(210)	(115)
Net income (loss)	$1,329	$1,497	$(50)	$2,826	$1,060
Selected information
Earnings (loss) per share (EPS) – basic	$.89	$1.01	$(.07)	$1.90	$.70
Earnings (loss) per share (EPS) – diluted	$.88	$1.00	$(.07)	$1.88	$.69
Return on common equity (ROE) (2)	15.8%	17.5%	(1.4)%	16.7%	6.5%
Return on risk capital (RORC) (2)	26.7%	30.8%	(2.3)%	28.7%	10.3%
Specific PCL as a % of average net loans and acceptances	.68%	.68%	1.06%	.68%	.95%
Gross impaired loans (GIL) as a % of loans and acceptances	1.72%	1.76%	1.77%	1.72%	1.77%
Capital ratios and multiples
Tier 1 capital ratio	13.4%	12.7%	11.4%	13.4%	11.4%
Total capital ratio	14.4%	13.6%	13.3%	14.4%	13.3%
Assets-to-capital multiple	16.0X	16.2X	16.3X	16.0X	16.3X
Tier 1 common ratio (3)	9.7%	9.1%	7.9%	9.7%	7.9%
Selected balance sheet and other information
Total assets	$655,136	$659,499	$680,514	$655,136	$680,514
Securities	188,236	189,416	175,676	188,236	175,676
Loans (net of allowance for loan losses)	283,069	281,323	278,959	283,069	278,959
Derivative related assets	78,066	85,828	123,259	78,066	123,259
Deposits	397,840	394,695	411,827	397,840	411,827
Average common equity (2)	32,850	32,450	30,550	32,650	29,800
Average risk capital (2)	19,450	18,450	18,950	18,950	18,850
Risk-adjusted assets	249,269	259,016	265,647	249,269	265,647
Assets under management (AUM)	253,800	251,300	235,400	253,800	235,400
Assets under administration (AUA) – RBC	653,900	658,500	618,700	653,900	618,700
Assets under administration (AUA) – RBC Dexia IS (4)	2,481,900	2,528,800	2,105,100	2,481,900	2,105,100
Common share information
Shares outstanding (000s) – average basic	1,420,375	1,418,146	1,405,772	1,419,242	1,385,995
Shares outstanding (000s) – average diluted	1,434,232	1,432,179	1,417,038	1,433,189	1,397,831
Shares outstanding (000s) – end of period	1,423,424	1,421,442	1,408,393	1,423,424	1,408,393
Dividends declared per share	$.50	$.50	$.50	$1.00	$1.00
Dividend yield (5)	3.5%	3.6%	5.8%	3.5%	5.4%
Common share price (RY on TSX) – close, end of period	$61.59	$52.28	$42.30	$61.59	$42.30
Market capitalization (TSX)	87,669	74,313	59,575	87,669	59,575
Business information (number of)
Employees (full-time equivalent)	70,812	70,600	72,479	70,812	72,479
Banking branches	1,754	1,756	1,756	1,754	1,756
Automated teller machines (ATM)	5,043	5,037	5,012	5,043	5,012
Period average US$ equivalent of C$1.00 (6)	$.973	$.945	$.805	$.958	$.810
Period-end US$ equivalent of C$1.00	$.984	$.935	$.838	$.984	$.838

(1)	During 2009, we reclassified certain securities to loans in accordance with the amendments to Canadian Institute of Chartered Accountants (CICA) Handbook section 3855. For the first six months of 2009, the reclassification increased our previously disclosed net income of $1,003 million to $1,060 million, and increased our diluted EPS and ROE by $.04 and 30 bps, respectively. For the detailed impact, including the impact to certain balance sheet items and credit quality information, refer to the CICA section 3855 – reclassification of securities to loans section on page 58 of our 2009 Annual Report.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE, RORC, Average common equity, Average risk capital and Average assets. For further discussion, refer to the Key performance measures section.
(3)	For further discussion, refer to the Key performance and non-GAAP measures section.
(4)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(5)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(6)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        Second Quarter 2010

Economic and market review and outlook – data as at May 26, 2010

Canada

The Canadian economic recovery proceeded faster than anticipated, as real gross domestic product (GDP) grew in February marking the sixth solid monthly gain. The labour market continued to improve reflecting large broad-based gains particularly in April. We anticipate that employment will continue to increase modestly throughout 2010 in line with the steady recovery in real GDP growth. The core inflation rate averaged 1.9% in the first four months of 2010, higher than the 1.6% average pace in the prior six month period, although still below the Bank of Canada’s (BoC) target of 2%. In April, the BoC maintained the overnight rate at .25%, but removed its conditional commitment to keep rates at that level until the end of June. The BoC stated that the extent and timing of the increase in interest rates will depend on the outlook for economic activity and the inflation rate. We expect a 25 basis points (bps) increase in June, followed by a gradual increase in interest rates of 100 bps in the second half of calendar 2010 as the BoC reduces stimulus while ensuring that the recovery remains intact. Higher interest rates coupled with higher consumer debt ratios, may put moderate pressure on economic growth and credit quality.

The Canadian economy is expected to grow 3.4% in 2010 which is 60 bps higher than our projection as at March 1, 2010, reflecting the recent strengthening global economic recovery. The pace of real GDP growth is expected to moderate through the remainder of 2010 and into 2011 from the very strong pace in late 2009 and early 2010 as the removal of fiscal and monetary stimulus will likely temper growth.

United States

The U.S. economy grew by an annualized rate of 3.2% during the first calendar quarter of 2010 as compared to the prior quarter, largely as a result of strong consumer spending growth of 3.6% reflecting pent-up demand generated during the recession and the low interest rate environment.

Although the labour market began to improve in the latter part of the quarter, the unemployment rate rose to 9.9% reflecting more workers returning to the labour force and remains at an elevated level. In April, the Federal Reserve held the federal funds rate unchanged and pledged to keep rates exceptionally low for an extended period. As a result of limited inflation pressure and a high unemployment rate, we expect the Federal Reserve to reduce monetary policy stimulus gradually. We expect the Federal Reserve to keep the federal funds rate in the current range of 0% to .25% until late 2010 when a more sustainable economic recovery and improving labour market set the stage for the gradual removal of policy stimulus. The U.S. economy is anticipated to grow by 3.1% in 2010, which is 20 bps higher than our projection as at March 1, 2010 reflecting the recent strengthening global economic recovery, however, the sustainability is vulnerable to economic and market shocks.

Other global economies

Global economic activity improved in the first calendar quarter driven by strong growth in emerging economies, particularly in Asia, led by China and India. This growth has sparked inflationary pressure and regulators in China and India have recently shifted their efforts to contain inflation. In Europe, the moderate recovery has been mainly driven by government spending and stronger exports, partly offset by weak private demand. Europe’s sovereign debt crisis, which started late last year, worsened during the quarter. Greece, Portugal and Spain were downgraded this quarter which sparked investor concerns of another bout of financial market disruption and put additional downward pressure on the Euro and global financial markets during the current quarter. The European Union (EU) and the International Monetary Fund (IMF) approved a €110 billion aid package to Greece in early May to mitigate the risk of default. The EU and IMF also agreed to provide €750 billion in emergency funds to support the countries of the EU that are unable to rollover their debts or fund their deficits. As well, the European Central bank (ECB) announced it will intervene and stabilize Euro debt markets. Fiscal austerity measures were also adopted by Greece, Portugal and Spain in an attempt to improve their respective fiscal conditions by limiting spending and increasing taxes.

It is unlikely that the ECB will raise interest rates until the sovereign debt crisis is under control and stronger economic growth is evident. We expect global economies will continue to recover for the remainder of 2010, although the pace of growth will vary considerably across countries and regions led by emerging economies, particularly in Asia.

Financial markets

Although the economic environment is improving, the sustainability of the recovery is vulnerable to economic and market shocks. The European sovereign debt crisis put pressure on global financial markets and negatively impacted our capital markets businesses. Investors remain concerned whether the measures, including fiscal measures, introduced in response to the European sovereign debt crisis will be effective in the long term.

The Canadian dollar has appreciated against most major currencies during the quarter reflecting rising investor-risk appetite, higher commodity prices and growing expectations that the BoC is poised to raise interest rates in the near-term. Since the end of the second quarter, risk aversion associated with Europe’s sovereign debt crisis led to a flight to quality and investors increased U.S. dollar buying. As a result, Canada’s currency has depreciated from its recent high.

These predictions and forecasts are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outlooks may differ materially from the outlook presented in this section.

Financial performance

Overview

Q2 2010 vs. Q2 2009

We reported net income of $1.3 billion for the second quarter ended April 30, 2010, as compared to a net loss of $50 million a year ago, which mainly reflected a goodwill impairment charge of $1 billion (US$838 million) on a before and after-tax basis. Diluted earnings per share (EPS) were $.88, as compared to a diluted loss per share of $.07 in the prior year. Return on common equity (ROE) was 15.8% compared with negative ROE of 1.4% in the prior year. Our Tier 1 capital ratio of 13.4% was up 200 bps from 11.4%.

Excluding the goodwill impairment charge in the prior year, net income increased $379 million, diluted EPS increased $.25 and ROE increased 390 bps, mainly as a result of the general improvement in market and economic conditions as discussed below. Provision for credit losses (PCL) decreased largely

Royal Bank of Canada        Second Quarter 2010        5

reflecting stabilizing asset quality. We had strong revenue growth in Canadian Banking and Wealth Management, improved results in our investment banking businesses and a continued focus on cost management during the current quarter. These factors were partially offset by lower trading revenue reflecting reduced market volatility. The impact of foreign currency translation reflecting the stronger Canadian dollar reduced earnings by $82 million. For further details on the prior year financial results excluding the goodwill impairment charge, refer to the Key performance and non-GAAP measures section.

Our prior year net income was impacted by market environment-related losses of $556 million ($296 million after-tax and related compensation adjustments) and a general provision of $223 million ($146 million after-tax), as compared to a general provision of $27 million ($18 million after-tax) in the current quarter. Further, securitization activity in the prior year resulted in gains of $406 million ($279 million after-tax) compared to gains of $16 million ($11 million after-tax) in the current quarter.

Q2 2010 vs. Q2 2009 (Six months ended)

We reported net income of $2.8 billion, up $1.8 billion from the prior year. Six-month diluted EPS were $1.88, up $1.19 from the prior year, and ROE was 16.7%, compared with 6.5% in the prior year. Excluding the goodwill impairment charge from the prior year, net income increased $766 million, diluted EPS increased $.48 and ROE increased 350 bps reflecting improved market and economic conditions. Lower PCL reflected stabilizing asset quality. Volume growth in Canadian Banking and improved results across most of our investment banking businesses, also contributed to the increase. These factors were partially offset by lower trading revenue reflecting reduced market volatility. The impact of foreign currency translation reduced earnings by $147 million.

Our prior year net income was impacted by market environment-related losses of $1.7 billion ($858 million after-tax and compensation adjustments) and a general provision of $372 million ($247 million after-tax) recorded in the prior year as compared to $27 million ($18 million after-tax) in the current year. Securitization activity in the prior year resulted in gains of $673 million ($462 million after-tax) compared to gains of $47 million ($33 million after-tax) in the current year.

Q2 2010 vs. Q1 2010

Net income decreased $168 million, or 11%, from last quarter, mainly due to lower investment banking activity and trading revenue and the unfavourable accounting impact related to the foreign currency translation on certain AFS securities in Wealth

Management. Earnings were also negatively impacted by seasonal factors mainly in our banking businesses, as the current quarter included fewer days. An addition to the general provision in the current quarter as compared to no addition in the prior quarter and the release of the remaining Enron Corp.-related litigation provision of $53 million ($29 million after-tax) in the prior quarter also contributed to the decrease. These factors were partially offset by lower specific PCL.

Impact of foreign currency translation on our consolidated financials

Foreign currency translation of our earnings had a significant impact on our consolidated financial results compared to last year due to the considerable strengthening of the Canadian dollar relative to other currencies. The translation reduced revenue by $534 million, net income by $82 million, and EPS by $.06.

The table below reflects the impact of foreign currency translation on key income statement items.

	For the three months ended		For the six months ended
(C$ millions, except per share amounts)	Q2 2010 vs. Q1 2010	Q2 2010 vs. Q2 2009	Q2 2010 vs. Q2 2009
Impact on income:
Total revenue	$(119)	$(534)	$(886)
PCL	5	43	77
PBCAE	22	97	167
Non-interest expense	66	282	459
Net income	(20)	(82)	(147)
Impact on EPS:
Basic	$(.01)	$(.06)	$(.10)
Diluted	$(.01)	$(.06)	$(.10)

Changes in the average exchange rates are shown in the following table.

	For the three months ended			For the six months ended
(Average foreign currency equivalent of C$1.00)	April 30, 2010	January 31, 2010	April 30, 2009	April 30, 2010	April 30, 2009
U.S. dollar/Canadian dollar	.973	.945	.805	.958	.810
British pound/Canadian dollar	.638	.583	.556	.609	.553
Euro/Canadian dollar	.722	.656	.616	.687	.618
TTD/Canadian dollar	6.170	5.995	4.987	6.081	5.038

(1)	TTD represents the Trinidad and Tobago dollar. The Trinidad and Tobago dollar fluctuates within a narrow band of the U.S. dollar.

For further details, refer to the Business segment results and Condensed balance sheets sections.

6        Royal Bank of Canada        Second Quarter 2010

Total revenue

	For the three months ended			For the six months ended
(C$ millions)	April 30 2010	January 31 2010	April 30 2009	April 30 2010	April 30 2009
Interest income	4,536	4,666	5,132	9,202	10,962
Interest expense	1,837	1,919	2,234	3,756	5,232
Net interest income	$2,699	$2,747	$2,898	$5,446	$5,730
Investments (1)	1,123	1,175	1,088	2,298	2,184
Insurance (2)	1,325	1,383	1,232	2,708	2,578
Trading	393	750	781	1,143	734
Banking (3)	766	799	782	1,565	1,638
Underwriting and other advisory	250	311	213	561	412
Other (4)	411	169	(233)	580	548
Non-interest income	4,268	4,587	3,863	8,855	8,094
Total revenue	$6,967	$7,334	$6,761	$14,301	$13,824
Additional information
Total trading revenue
Net interest income	$339	$386	$666	$725	$1,340
Non-interest income	393	750	781	1,143	734
Total	$732	$1,136	$1,447	$1,868	$2,074
Total trading revenue by product
Interest rate and credit	$490	$900	$1,043	$1,390	$1,106
Equities	101	141	260	242	541
Foreign exchange and commodities	141	95	144	236	427
Total	$732	$1,136	$1,447	$1,868	$2,074

(1)	Includes securities brokerage commissions, investment management and custodial fees, and mutual funds revenue.
(2)	Includes premiums, investment and fee income. Investment income includes the change in fair value of investments backing policyholder liabilities and is largely offset in PBCAE.
(3)	Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.
(4)	Includes other non-interest income, net gains (losses) on AFS securities (other-than-temporary impairment and realized gains/losses), fair value adjustments on certain RBC debt designated as held-for-trading (HFT), the change in fair value of certain derivatives related to economic hedges and securitization revenue.

Q2 2010 vs. Q2 2009

Total revenue increased $206 million, or 3%, from a year ago. The stronger Canadian dollar had a significant impact this quarter as it reduced our total revenue by $534 million and impacted the major revenue category lines discussed below.

We had strong revenue growth in our Canadian banking businesses, higher average fee-based client assets and transaction volumes in our wealth management businesses, and improved results in our investment banking businesses. Our prior year revenue was impacted by market environment-related losses of $556 million which were predominately recorded in Trading and Other revenue.

Net interest income decreased $199 million, or 7%. Net interest income relating to our banking businesses and corporate treasury activities was up $128 million, or 6%, largely due to volume growth, increased lending spreads as a result of repricing activities in our Canadian banking businesses and interest earned on higher government bond positions in Corporate Support. Trading-related net interest income was down $327 million, or 49%, as discussed below in Trading revenue.

Investments-related revenue increased $35 million, or 3%, mainly due to higher average fee-based client assets resulting from capital appreciation, and higher transaction volumes and mutual fund fees, driven by improved market conditions and investor confidence. These factors were partially offset by higher fee waivers in our money market funds resulting from the continued low interest rate environment.

Insurance-related revenue increased $93 million, or 8%, reflecting volume growth across all businesses, including annuity growth in our U.S. and International businesses, and the change in fair value of investments. The annuity volumes and the change in fair value of investments were largely offset in PBCAE.

Trading revenue in Non-interest income decreased $388 million. Total trading revenue, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was $732 million, down $715 million, mainly reflecting lower trading revenue in Capital Markets reflecting reduced market volatility. Refer to the Capital Markets section for further details on trading revenue.

Losses on certain bond positions in Corporate Support, which were largely offset in Other revenue and Net interest income by gains on derivatives used to economically hedge these positions also contributed to the decrease in total trading revenue.

Banking revenue was down $16 million, or 2%. Effective the first quarter of 2010, a portion of our credit card interchange fees, previously reported in Banking revenue is now included with our credit card securitization in Other revenue. This factor was partially offset by higher cards service revenue reflecting higher transaction volumes.

Underwriting and other advisory revenue increased $37 million, or 17%, primarily due to higher debt and equity origination activities, mainly in the U.S., primarily reflecting improved markets.

Other revenue was up $644 million, largely as a result of gains on fair value adjustments on certain RBC debt designated as held-for-trading (HFT) as compared to losses in the prior year, and gains related to the change in fair value of certain derivatives used to economically hedge our funding activities as compared to losses in the prior year. Lower losses on certain AFS securities and gains on derivatives used to economically hedge certain bond positions largely offset in Trading revenue also contributed to the increase. These factors were partially offset by lower securitization gains and an unfavourable accounting impact related to the foreign currency translation on certain AFS securities in Wealth Management.

Q2 2010 vs. Q2 2009 (Six months ended)

Total revenue increased $477 million, or 3%, from a year ago largely due to the market environment-related losses of $1,662 million in the prior year which were predominantly recorded in Trading and Other revenue. Strong revenue growth in our Canadian banking businesses, higher average fee-based client assets and transaction volumes in our wealth management businesses, and improved debt and equity origination and merger and acquisition (M&A) activity also contributed to the increase. These factors were partially offset by lower trading revenue in Capital Markets, the impact of a stronger Canadian dollar, and lower securitization gains.

Q2 2010 vs. Q1 2010

Total revenue decreased $367 million, or 5%, from last quarter, mainly due to lower trading revenue in Capital Markets and the unfavourable accounting impact related to the foreign currency translation on certain AFS securities as compared to the favourable impact in the previous quarter. Losses on certain AFS securities as compared to gains in the prior quarter, lower debt and equity origination activities and the negative impact of seasonal factors, particularly in our banking businesses as the current quarter included fewer days, also contributed to the

Royal Bank of Canada        Second Quarter 2010        7

decrease. These factors were partially offset by a gain on the sale of a portion of our remaining Visa Inc. shares in the current quarter.

Provision for credit losses

Credit quality has generally improved from the prior year and was stable from last quarter reflecting stabilizing asset quality due to the general improvement in the global economic environment. The level of PCL for the remainder of 2010 will continue to be dependent upon the further improvement in economic conditions and unemployment levels. For further details on our PCL, refer to the Credit quality performance section.

Q2 2010 vs. Q2 2009

Total PCL of $504 million decreased $470 million, or 48%, from a year ago. Specific PCL decreased $274 million, largely related to lower provisions in our U.S. corporate and most of our U.S. banking portfolios. Lower provisions in our Canadian business lending and unsecured personal portfolios and the impact of the stronger Canadian dollar also contributed to the decrease. These factors were partially offset by higher PCL in the Caribbean mainly related to a specific commercial client and higher loss rates in our Canadian credit card portfolio. We made an addition to the general provision of $27 million ($18 million after-tax) in the current quarter related to our U.S. banking commercial and retail portfolios, as compared to an addition of $223 million ($146 million after-tax) in the prior year.

Q2 2010 vs. Q2 2009 (Six months ended)

Total PCL of $997 million decreased $763 million, or 43%, from a year ago. Lower specific PCL of $418 million resulted from lower provisions in our U.S. corporate and most of our U.S. banking portfolios. The impact of the stronger Canadian dollar and lower provisions in our Canadian business lending portfolio, also contributed to the decrease. These factors were partially offset by higher provisions in the Caribbean mainly reflecting a few clients and higher loss rates in our Canadian credit card portfolio. General PCL decreased $345 million from the prior year, primarily reflecting stabilizing asset quality.

Q2 2010 vs. Q1 2010

Total PCL increased $11 million, or 2%, from the prior quarter, largely reflecting the addition to the general provision during the current quarter. We did not make an addition to the general provision in the prior quarter. Specific provisions decreased $16 million reflecting lower provisions in our U.S. commercial and Canadian business lending portfolios. These factors were partially offset by higher provisions in the Caribbean and higher loss rates in our Canadian credit card portfolio.

Insurance policyholder benefits, claims and acquisition expense

For the three months ended April 30, 2010, PBCAE increased $138 million, or 14%, from a year ago, and decreased $34 million, or 3%, from the prior quarter. For the six months ended April 30, 2010, PBCAE increased $192 million, or 9%, from the previous year. For further details, refer to the Insurance section.

Non-interest expense

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2010	2010	2009	2010	2009
Salaries	$976	$1,000	$1,053	$1,976	$2,098
Variable compensation	875	991	832	1,866	1,699
Benefits and retention compensation	308	312	319	620	631
Stock-based compensation	39	74	(15)	113	51
Human resources	$2,198	$2,377	$2,189	$4,575	$4,479
Other expenses	1,374	1,249	1,386	2,623	2,718
Non-interest expense	$3,572	$3,626	$3,575	$7,198	$7,197

Q2 2010 vs. Q2 2009

Non-interest expense of $3,572 million was flat from the prior year. The favourable impact of the stronger Canadian dollar reduced non-interest expense by $282 million. Higher stock-based compensation partly reflecting the increase in the fair value of our earned compensation liability related to our stock-based compensation plan in our U.S. brokerage business and higher variable compensation mainly attributable to higher commission-based revenue in our wealth management business were offset by our continued focus on cost management. Approximately 59% of our variable compensation was earnings-based, with the remainder sales commission-based.

Q2 2010 vs. Q2 2009 (Six months ended)

Non-interest expense of $7,198 million was flat from a year ago. The favourable impact of the stronger Canadian dollar reduced non-interest expense by $459 million. Higher variable compensation reflecting improved results in our capital markets and wealth management businesses and higher stock-based compensation were offset by our continued focus on cost management. Approximately 60% of our variable compensation was earnings-based, with the remainder sales commission-based.

Q2 2010 vs. Q1 2010

Non-interest expense decreased $54 million, or 1%, compared to last quarter. The decrease was mainly attributable to the impact of seasonal factors, including fewer days in the quarter, lower variable compensation, lower stock-based compensation and the impact of a stronger Canadian dollar. These factors were partially offset by higher marketing costs and higher costs in support of business growth. Last quarter our non-interest expense was favourably impacted by the release of the remaining Enron-related litigation provision.

Goodwill impairment

In the second quarter of 2009, we recorded a goodwill impairment charge in International Banking of $1 billion (US$838 million) on both a before and after-tax basis. For further details, refer to Note 10 to our 2009 Annual Consolidated Financial Statements.

8        Royal Bank of Canada        Second Quarter 2010

Income taxes

Q2 2010 vs. Q2 2009

Income tax expense increased $177 million, from a year ago, due to higher earnings before income tax. The effective tax rate was 24.7% for the period as compared to 104.7% in the prior year due to the goodwill impairment charge which was not deductible for tax purposes. Excluding the prior year goodwill impairment charge, the effective tax rate increased by 3.5%, mainly due to a lower portion of income from tax-advantaged sources (Canadian taxable corporate dividends) and higher income being reported in jurisdictions with higher income tax rates. This was partially offset by a reduction in Canadian corporate income tax rates. For further details on the prior year effective tax rate excluding the goodwill impairment charge, refer to the Key performance and non-GAAP measures section.

Q2 2010 vs. Q2 2009 (Six months ended)

Income tax expense increased $278 million, or 38%, from a year ago, due to higher earnings before income taxes. The effective tax rate was 26.0%, as compared to 39.8% in the prior year. Excluding the goodwill impairment charge noted above, the effective tax rate increased nominally over the prior year.

Q2 2010 vs. Q1 2010

Income tax expense decreased $122 million, or 22%, from the prior quarter due to lower earnings before income taxes. The effective tax rate was 24.7%, a decrease of 2.4%, mainly due to lower income in the current quarter being reported in jurisdictions with higher income tax rates, partially offset by favourable tax adjustments in the prior quarter.

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality, general economic and market conditions, and fluctuations in foreign exchange rates. The following table summarizes our results for the last eight quarters.

	2010		2009				2008
(C$ millions, except percentage amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net interest income	$2,699	$2,747	$2,876	$2,900	$2,898	$2,832	$2,629	$2,221
Non-interest income	4,268	4,587	4,583	4,923	3,863	4,231	2,440	3,691
Total revenue	$6,967	$7,334	$7,459	$7,823	$6,761	$7,063	$5,069	$5,912
PCL	504	493	883	770	974	786	619	334
Insurance PBCAE	1,096	1,130	1,322	1,253	958	1,076	(86)	553
Non-interest expense	3,572	3,626	3,606	3,755	3,575	3,622	2,989	3,272
Goodwill impairment charge	–	–	–	–	1,000	–	–	–
Net income before income taxes and NCI in subsidiaries	$1,795	$2,085	$1,648	$2,045	$254	$1,579	$1,547	$1,753
Income taxes	443	565	389	449	266	464	428	442
NCI in net income of subsidiaries	23	23	22	35	38	5	(1)	49
Net income (loss)	$1,329	$1,497	$1,237	$1,561	$(50)	$1,110	$1,120	$1,262
Effective income tax rate	24.7%	27.1%	23.6%	22.0%	104.7%	29.4%	27.7%	25.2%
Period average US$ equivalent of C$1.00	$.973	$.945	$.924	$.900	$.805	$.815	$.901	$.988

Notable items affecting our consolidated results

The items below have affected our results over the last eight quarters:

•	We made significant additions to our general provision from the fourth quarter of 2008 to the fourth quarter of 2009.
•	Market environment-related losses adversely affected our results, mainly in 2008 and the first half of 2009.
•	In the second quarter of 2009, we recorded a goodwill impairment charge in International Banking of $1 billion.
•	In the fourth quarter of 2008, we recorded a reduction of the Enron-related litigation provision of $542 million with the remaining $53 million of this provision released in the first quarter of 2010.
•	Fluctuations in the Canadian dollar relative to other currencies have affected our consolidated results over the period.

Trend analysis

Challenging economic and market conditions impacted our earnings, particularly from the third quarter of 2008 to the second quarter of 2009. Since that period, we have seen continued signs of economic recovery.

Revenue has generally trended higher over the period, mainly resulting from solid trading revenue and changes in the fair value of our investment portfolios backing our life and health policyholder liabilities in Insurance, largely offset in PBCAE. Solid volume growth in Canadian Banking and revenue growth in our wealth management businesses have also contributed to the increase. These factors have been partially offset by market environment-related losses and spread compression in our banking-related and wealth management businesses.

PCL has generally trended higher over the period due to credit deterioration mainly related to the challenging economic environment. However, over the last two quarters, PCL has decreased from the elevated levels in 2009, reflecting continued signs of stabilizing asset quality. For further details, refer to the Credit quality performance section.

PBCAE has remained relatively stable since early 2009, partially reflecting reduced market volatility. However, PBCAE can be subject to quarterly fluctuations resulting from changes in the fair value of investments backing our life and health policyholder liabilities due to market volatility, actuarial liability adjustments and claims experience.

Non-interest expense has generally remained flat over the last six quarters, despite higher variable compensation resulting from strong performance in certain businesses and increased costs in support of business growth. This largely reflects our ongoing focus on cost management.

Our effective income tax rate has generally fluctuated over the period, reflecting a varying portion of income being reported by our subsidiaries operating in jurisdictions with differing income tax rates and a fluctuating level of income from tax-advantaged sources (Canadian taxable corporate dividends). A reduction in statutory Canadian corporate income tax rates over the period has also impacted our effective income tax rate.

Royal Bank of Canada        Second Quarter 2010        9

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework remain unchanged from October 31, 2009. These are periodically reviewed by management to ensure they remain valid. For further details, refer to the How we measure and report our business segments section of our 2009 Annual Report.

Securitization reporting

The gains/losses on the sale of and hedging activities related to RBC Canadian originated mortgage securitizations and our securitized credit card loans are recorded in Corporate Support. Hedging activities include current net mark-to-market movement of the related instruments and the amortization gains/losses of cash flow hedges that were previously terminated. As the securitization activities related to RBC Canadian originated mortgages and credit card loans is done for funding purposes, Canadian Banking recognizes the mortgage and credit card loan related income and provision for credit losses, as if balances had not been securitized, with the corresponding offset recorded in Corporate Support.

Canadian Banking

	As at or for the three months ended			As at or for the six months ended
(C$ millions, except percentage amounts)	April 30 2010	January 31 2010	April 30 2009	April 30 2010	April 30 2009
Net interest income	$1,810	$1,879	$1,678	$3,689	$3,396
Non-interest income	781	759	693	1,540	1,440
Total revenue	$2,591	$2,638	$2,371	$5,229	$4,836
PCL	$302	$318	$351	$620	$621
Non-interest expense	1,234	1,205	1,171	2,439	2,347
Net income before income taxes	$1,055	$1,115	$849	$2,170	$1,868
Net income	$736	$777	$581	$1,513	$1,277
Revenue by business
Personal Financial Services	$1,402	$1,436	$1,280	$2,838	$2,576
Business Financial Services	622	637	596	1,259	1,211
Cards and Payment Solutions	567	565	495	1,132	1,049
Selected average balances and other information
ROE	34.6%	39.6%	32.9%	37.0%	35.9%
RORC	45.0%	53.8%	43.7%	49.1%	47.8%
NIM (1)	2.76%	2.80%	2.78%	2.78%	2.80%
Specific PCL as a % of average net loans and acceptances	.47%	.48%	.59%	.47%	.51%
Operating leverage	3.9%	4.5%	2.4%	4.2%	3.2%
Average total earning assets (2)	$268,800	$266,100	$247,400	$267,500	$244,800
Average loans and acceptances (2)	266,400	263,200	245,900	264,800	243,900
Average deposits	187,700	187,500	173,700	187,600	171,900
AUA	141,200	136,000	123,000	141,200	123,000

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Average total earning assets and Average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended April 30, 2010 of $37 billion and $3 billion, respectively (January 31, 2010 – $38 billion and $3 billion; April 30, 2009 – $36 billion and $4 billion).

Q2 2010 vs. Q2 2009

Net income increased $155 million, or 27%, compared to the prior year, primarily reflecting strong volume growth across most businesses, lower PCL, a gain on the sale of a portion of our remaining Visa shares of $34 million ($24 million after-tax), and our ongoing focus on cost management. These factors were partially offset by higher costs in support of business growth.

Total revenue increased $220 million, or 9%, from the previous year.

Personal Financial Services revenue increased $122 million, or 10%, reflecting strong volume growth in home equity loans and personal loans and deposits. Higher mutual fund distribution fees on strong balance growth reflecting capital appreciation and net sales also contributed to the increase.

Business Financial Services revenue increased $26 million, or 4%, largely reflecting volume growth in deposits.

Cards and Payment Solutions revenue was up $72 million, or 15%, primarily reflecting the Visa gain, strong transaction volume growth and higher spreads.

Net interest margin decreased 2 bps reflecting the continued low interest rate environment, narrower Prime/BA spreads, and higher mortgage breakage costs, which were largely offset by increased lending spreads from repricing activity.

PCL decreased $49 million, or 14%, mainly reflecting lower provisions in our business and unsecured personal portfolios,

partially offset by higher loss rates in our credit card portfolio. For further details, refer to the Credit quality performance section.

Non-interest expense increased $63 million, or 5%, reflecting higher costs in support of business growth, an increase in performance-related compensation, higher pension costs and higher marketing costs largely for our Olympic sponsorship. These factors were partially offset by our ongoing focus on cost management.

Q2 2010 vs. Q2 2009 (Six months ended)

Net income increased $236 million, or 18%, from last year, largely reflecting strong volume growth across most businesses. Our earnings were also favourably impacted by the gain on the sale of a portion of our remaining Visa shares noted above, and partially offset by a prior year favourable adjustment to our credit card customer loyalty reward program liability and a prior year favourable resolution of a sales tax matter.

Total revenue increased $393 million, or 8%, reflecting strong volume growth in home equity loans and personal and business deposits, higher credit card transaction volumes and mutual fund distribution fees and the gain on the sale of a portion of our remaining Visa shares. These factors were partially offset by a favourable adjustment to our credit card customer loyalty reward program liability in the prior year.

10        Royal Bank of Canada        Second Quarter 2010

PCL was generally flat as compared to last year. Lower provisions in our business lending portfolio were offset by higher loss rates in our credit card portfolio, and to a lesser extent higher provisions in our unsecured personal loan portfolio.

Non-interest expense increased $92 million, or 4%. Higher costs in support of business growth, the favourable resolution of a sales tax matter in the prior year, higher pension costs, higher marketing costs largely for our Olympic sponsorship, and an increase in performance-related compensation, were partially offset by our ongoing focus on cost management.

Q2 2010 vs. Q1 2010

Net income decreased $41 million, or 5%, from the prior quarter. The negative impact of seasonal factors, including fewer days in the quarter, higher costs in support of business growth, and higher marketing costs were partially offset by the Visa gain noted above and lower PCL.

Wealth Management

	As at or for the three months ended			As at or for the six months ended
(C$ millions, except percentage amounts)	April 30 2010	January 31 2010	April 30 2009	April 30 2010	April 30 2009
Net interest income	$72	$78	$100	$150	$228
Non-interest income
Fee-based revenue	579	574	515	1,153	1,054
Transaction and other revenue	324	412	376	736	706
Total revenue	$975	$1,064	$991	$2,039	$1,988
Non-interest expense	$828	$806	$817	$1,634	$1,644
Net income before income taxes	$147	$258	$174	$405	$344
Net income	$90	$219	$126	$309	$254
Revenue by business
Canadian Wealth Management	$356	$355	$302	$711	$637
U.S. & International Wealth Management	437	527	544	964	1,056
U.S. & International Wealth Management (US$ millions)	431	498	439	929	856
Global Asset Management	182	182	145	364	295
Selected other information
ROE	9.6%	21.8%	12.3%	16.0%	12.3%
RORC	36.2%	72.9%	43.2%	56.6%	42.5%
Pre-tax margin (1)	15.1%	24.2%	17.6%	19.9%	17.3%
Number of advisors (2)	4,435	4,454	4,423	4,435	4,423
AUA – Total	$500,600	$510,000	$481,600	$500,600	$481,600
– U.S. & International Wealth Management (US$ millions)	310,100	310,400	271,300	310,100	271,300
AUM	251,000	248,400	231,600	251,000	231,600

	For the three months ended		For the six months ended
Impact of US$ translation on selected items	Q2 2010 vs. Q1 2010	Q2 2010 vs. Q2 2009	Q2 2010 vs. Q2 2009
Impact on income:
Total revenue	$(13)	$(89)	$(153)
Non-interest expense	11	72	123
Net income	(2)	(12)	(26)
Percentage change in average US$ equivalent of C$1.00	3%	21%	18%

(1)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(2)	Represents client-facing advisors across all our wealth management businesses.

Q2 2010 vs. Q2 2009

Net income decreased $36 million, or 29%, from a year ago, primarily due to an unfavourable accounting impact of $68 million ($61 million after-tax) related to the foreign currency translation on certain AFS securities. Higher average fee-based client assets and higher transaction volumes were partially offset by spread compression and the impact of a stronger Canadian dollar relative to the U.S. dollar.

Total revenue decreased $16 million, or 2%, compared to last year.

Canadian Wealth Management revenue increased $54 million, or 18%, largely as a result of higher average fee-based client assets resulting from capital appreciation, and higher transaction volumes reflecting improved market conditions and investor confidence. These factors were partially offset by the impact of spread compression on deposit balances.

U.S. & International Wealth Management revenue decreased $107 million, or 20%. In U.S. dollars, revenue decreased $8 million, or 2%, largely due to the unfavourable accounting impact related to the foreign currency translation on certain AFS securities. Lower spreads on deposits and fee waivers on money market funds resulting from the continued low interest rate environment also contributed to the decrease.

These factors were largely offset by higher transaction volumes reflecting improved market conditions and investor confidence, and higher average fee-based client assets resulting from capital appreciation.

Global Asset Management revenue increased $37 million, or 26%, primarily due to higher average fee-based client assets resulting from capital appreciation and continued long term fee-based net sales.

Non-interest expense increased $11 million, or 1%, largely due to higher variable compensation driven by higher commission-based revenue, and the increase in the fair value of our earned compensation liability related to our stock-based compensation plan. These factors were largely offset by the impact of a stronger Canadian dollar relative to the U.S. dollar, and our ongoing focus on cost management.

Q2 2010 vs. Q2 2009 (Six months ended)

Net income increased $55 million, or 22%, from the prior year, mainly due to higher average fee-based client assets and higher transaction volumes, and a favourable income tax adjustment of $30 million recorded in the current year. These factors were partially offset by spread compression, an unfavourable accounting impact of $29 million ($27 million after-tax) which

Royal Bank of Canada        Second Quarter 2010        11

was comprised of an unfavourable accounting impact of $68 million ($61 million after-tax) in the current quarter and a favourable accounting impact of $39 million ($34 million after-tax) in the first quarter of 2010 related to the foreign currency translation on certain AFS securities.

Total revenue increased $51 million, or 3%, largely reflecting higher average fee-based client assets resulting from capital appreciation and fee-based net sales, and higher transaction volumes. A gain, compared to a loss in the prior year, on our stock-based compensation plan also contributed to the increase. These factors were partially offset by the impact of a stronger Canadian dollar relative to the U.S. dollar, spread compression and the year-to-date unfavourable accounting impact, which will largely reverse next quarter.

Non-interest expense decreased $10 million, primarily due to the impact of a stronger Canadian dollar relative to the

U.S. dollar. A reversal of the remaining provision related to our support agreement for clients of Ferris, Baker Watts Inc. invested in the Reserve Primary Fund also contributed to the decrease. These factors were partially offset by higher variable compensation due to higher commission-based revenue and the increase in the fair value of earned compensation liability related to our stock-based compensation plan.

Q2 2010 vs. Q1 2010

Net income decreased $129 million, or 59%, from the previous quarter, mainly due to the unfavourable accounting impact in the current quarter as compared to a favourable accounting impact last quarter as described above. Higher fee-based revenue this quarter was partially offset by the favourable impact last quarter of the income tax adjustment and the reversal of the remaining provision related to the Reserve Primary Fund.

Insurance

	As at or for the three months ended			As at or for the six months ended
(C$ millions, except percentage amounts)	April 30 2010	January 31 2010	April 30 2009	April 30 2010	April 30 2009
Non-interest income
Net earned premiums	$1,033	$1,067	$1,005	$2,100	$1,805
Investment income (1)	225	248	173	473	661
Fee income	69	67	51	136	109
Total revenue	$1,327	$1,382	$1,229	$2,709	$2,575
Insurance policyholder benefits and claims (1)	$933	$963	$789	$1,896	$1,711
Insurance policyholder acquisition expense	163	167	169	330	323
Non-interest expense	136	129	138	265	279
Net income before income taxes	$95	$123	$133	$218	$262
Net income	$107	$118	$113	$225	$225
Revenue by business
Canadian Insurance	$556	$623	$534	$1,179	$1,251
U.S. Insurance	400	364	351	764	678
U.S. Insurance (US$ millions)	390	343	283	733	549
International and Other Insurance	371	395	344	766	646
Selected average balances and other information
ROE	27.2%	35.5%	33.4%	31.0%	33.6%
RORC	30.5%	40.9%	39.2%	35.2%	38.8%
Premiums and deposits (2)	$1,318	$1,382	$1,235	$2,700	$2,315
Fair value changes on investments backing policyholder liabilities (1)	30	78	9	108	350

	For the three months ended		For the six months ended
Impact of US$ and British pound translation on selected items	Q2 2010 vs. Q1 2010	Q2 2010 vs. Q2 2009	Q2 2010 vs. Q2 2009
Impact on income:
Total revenue	$(22)	$(100)	$(174)
PBCAE	22	97	167
Non-interest expense	1	4	7
Net income	–	1	1
Percentage change in average US$ equivalent of C$1.00	3%	21%	18%
Percentage change in average British pound equivalent of C$1.00	9%	15%	10%

(1)	Investment income can experience volatility arising from fluctuation in the fair value of HFT assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as HFT. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q2 2010 vs. Q2 2009

Net income decreased $6 million, or 5%, from a year ago, primarily due to unfavourable life policyholder experience, and higher auto and disability claims costs. These factors were partially offset by solid volume growth, largely in our International and Other business, and favourable actuarial adjustments reflecting management actions and assumption changes.

Total revenue increased $98 million, or 8%, compared to the prior year.

Canadian Insurance revenue increased $22 million, or 4%, largely due to volume growth in life, home and auto products. These factors were partially offset by the change in fair value of investments backing our life and health policyholder liabilities, largely offset in PBCAE.

12        Royal Bank of Canada        Second Quarter 2010

U.S. Insurance revenue was up $49 million, or 14%. In U.S. dollars, revenue was up $107 million, or 38%, mainly due to an increase in annuity volumes and the change in fair value of investments, both largely offset in PBCAE.

International and Other Insurance revenue increased $27 million, or 8%, largely due to volume growth in our annuity and European life reinsurance products, partially offset by the impact of the timing of the annual European life reinsurance contract renewals and the stronger Canadian dollar.

PBCAE increased $138 million, or 14%, primarily reflecting higher costs commensurate with the increased annuity volumes, unfavourable life policyholder experience and higher auto and disability claims costs. These factors were partially offset by the impact of the stronger Canadian dollar.

Non-interest expense was flat. Our ongoing focus on cost management and the impact of the stronger Canadian dollar relative to the U.S. dollar, were offset by higher costs commensurate with volume growth.

Q2 2010 vs. Q2 2009 (Six months ended)

Net income was flat from the previous year, as volume growth largely in our International & Other business was offset by higher disability and auto claims costs.

Total revenue increased $134 million, or 5%, reflecting volume growth across all businesses, including annuity growth in our U.S. and International businesses. This was partially offset by the change in fair value of investments and the impact of the stronger Canadian dollar. The annuity volumes and the change in fair value of investments were largely offset in PBCAE.

PBCAE increased $192 million, or 9%, primarily reflecting higher costs commensurate with volume growth across all businesses, including annuity growth in our U.S. and International businesses, higher disability and auto claims costs, and unfavourable life policyholder experience. These factors were partially offset by the change in fair value of investments and the impact of the stronger Canadian dollar.

Non-interest expense was down $14 million, or 5%, mainly due to the impact of the stronger Canadian dollar relative to the U.S. dollar and our ongoing focus on cost management. These factors were partially offset by higher costs commensurate with volume growth.

Q2 2010 vs. Q1 2010

Net income decreased $11 million, or 9%, from the prior quarter, mainly attributable to unfavourable life policyholder experience and higher auto, travel, and disability claims costs. These factors were partially offset by favourable actuarial adjustments.

International Banking

	As at or for the three months ended			As at or for the six months ended
(C$ millions, except percentage amounts)	April 30 2010	January 31 2010	April 30 2009	April 30 2010	April 30 2009
Net interest income	$351	$320	$459	$671	$873
Non-interest income	252	228	226	480	480
Total revenue	$603	$548	$685	$1,151	$1,353
PCL	$185	$175	$289	$360	$521
Non-interest expense	510	510	618	1,020	1,213
Goodwill impairment charge	–	–	1,000	–	1,000
Net (loss) before income taxes and NCI in subsidiaries	$(92)	$(137)	$(1,222)	$(229)	$(1,381)
Net (loss)	$(27)	$(57)	$(1,126)	$(84)	$(1,226)
Revenue by business
Banking (1)	$447	$389	$507	$836	$982
RBC Dexia IS (1)	156	159	178	315	371
Selected average balances and other information
ROE	(2.5)%	(4.3)%	(53.3)%	(3.4)%	(29.2)%
RORC	(5.4)%	(10.2)%	(143.6)%	(7.7)%	(80.3)%
Specific PCL as a % of average net loans and acceptances	2.58%	2.27%	3.07%	2.42%	2.73%
Average loans and acceptances	$29,300	$30,700	$38,600	$30,000	$38,500
Average deposits	44,300	47,100	54,500	45,700	54,400
AUA – RBC (2)	7,300	7,400	8,700	7,300	8,700
– RBC Dexia IS (3)	2,481,900	2,528,800	2,105,100	2,481,900	2,105,100
AUM – RBC (2)	2,600	2,700	3,600	2,600	3,600

	For the three months ended		For the six months ended
Impact of US$, Euro and TTD translation on selected items	Q2 2010 vs. Q1 2010	Q2 2010 vs. Q2 2009	Q2 2010 vs. Q2 2009
Impact on income:
Total revenue	$(25)	$(110)	$(167)
PCL	4	37	65
Non-interest expense	21	88	136
Net income	–	4	14
Percentage change in average US$ equivalent of C$1.00	3%	21%	18%
Percentage change in average Euro equivalent of C$1.00	10%	17%	11%
Percentage change in average TTD equivalent of C$1.00	3%	24%	21%

(1)	RBTT Financial Group (RBTT) and RBC Dexia IS results are reported on a one-month lag.
(2)	These represent the AUA and AUM of RBTT, reported on a one-month lag.
(3)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.

Royal Bank of Canada        Second Quarter 2010        13

Q2 2010 vs. Q2 2009

Net loss of $27 million compares to a net loss of $1,126 million a year ago, mainly reflecting the prior year goodwill impairment charge of $1 billion (US$838 million) on both a before and after-tax basis. Our improved results also reflected lower PCL and our ongoing focus on cost management.

Total revenue decreased $82 million, or 12%, from last year.

Banking revenue was down $60 million, or 12%. In U.S. dollars, Banking revenue increased $27 million, or 7%, largely due to higher foreign exchange revenue and a favourable accounting impact related to the foreign currency translation on certain AFS securities. These factors were partially offset by losses on our AFS securities in U.S. banking.

RBC Dexia IS revenue decreased $22 million, or 12%, mainly reflecting the impact of the stronger Canadian dollar and lower spreads on client cash deposits due to the continued low interest rate environment. These factors were partially offset by higher fee-based client assets as a result of capital appreciation.

PCL decreased $104 million, or 36%, largely reflecting lower provisions in U.S. banking, primarily in our residential builder finance portfolio, the impact of the stronger Canadian dollar and lower new impaired loans in our U.S. lot loan and home equity portfolios. These factors were partially offset by higher provisions in the Caribbean, mainly related to a specific commercial client. For further details, refer to the Credit quality performance section.

Non-interest expense was down $108 million, or 17%, mainly reflecting the impact of the stronger Canadian dollar and our continued focus on cost management, including the ongoing restructuring of our U.S. banking business.

Q2 2010 vs. Q2 2009 (Six months ended)

Net loss of $84 million compares to a net loss of $1,226 million last year, mainly reflecting the prior year goodwill impairment charge and the factors noted above. Our improved results also reflected certain favourable tax adjustments in the current year and the favourable accounting impact noted above, which were partly offset by higher losses on our AFS securities in both Caribbean and U.S. banking in the current period.

Total revenue decreased $202 million, or 15%, primarily reflecting the impact of the stronger Canadian dollar. Higher losses on our AFS securities, spread compression at RBC Dexia IS and a cumulative accounting adjustment recorded in the current period relating to the prior year also contributed to the decrease. These factors were partially offset by losses on our trading portfolios in the prior year and the favourable accounting impact noted above.

PCL decreased $161 million, or 31%, largely as a result of lower provisions in U.S. banking, primarily in our residential builder finance portfolio, the impact of the stronger Canadian dollar and provisions on certain AFS securities reclassified to loans recorded in the prior period. These factors were partially offset by higher provisions in our Caribbean and U.S. commercial portfolios.

Non-interest expense was down $193 million, or 16%, primarily for the reasons noted above.

Q2 2010 vs. Q1 2010

Net loss of $27 million compares to a net loss of $57 million last quarter, mainly reflecting losses on our AFS securities in Caribbean banking in the prior quarter.

Capital Markets

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2010	2010	2009	2010	2009
Net interest income (1)	$660	$729	$936	$1,389	$1,788
Non-interest income	940	1,111	630	2,051	1,187
Total revenue (1)	$1,600	$1,840	$1,566	$3,440	$2,975
PCL	$21	$30	$145	$51	$305
Non-interest expense	862	951	826	1,813	1,717
Net income before income taxes and NCI in subsidiaries	$717	$859	$595	$1,576	$953
Net income	$502	$571	$420	$1,073	$645
Revenue by business
Capital Markets Sales and Trading	$1,172	$1,267	$1,250	$2,439	$2,141
Corporate and Investment Banking	428	573	316	1,001	834
Selected average balances and other information
ROE	25.8%	26.4%	19.9%	26.1%	15.2%
RORC	29.6%	30.1%	23.2%	29.8%	17.6%
Average trading securities	$126,300	$133,300	$118,000	$129,900	$120,500
Specific PCL as a % of average net loans and acceptances	.29%	.38%	1.40%	.34%	1.39%
Average loans and acceptances	$29,000	$31,400	$42,600	$30,200	$44,400
Average deposits	89,900	89,800	113,600	89,900	123,300

	For the three months ended		For the six months ended
Impact of US$, British pound, and Euro translation on selected items	Q2 2010 vs. Q1 2010	Q2 2010 vs. Q2 2009	Q2 2010 vs. Q2 2009
Impact on income:
Total revenue	$(51)	$(219)	$(366)
Non-interest expense	22	88	148
Net income	(19)	(76)	(126)
Percentage change in average US$ equivalent of C$1.00	3%	21%	18%
Percentage change in average British pound equivalent of C$1.00	9%	15%	10%
Percentage change in average Euro equivalent of C$1.00	10%	17%	11%

(1)	Taxable equivalent basis (teb) – The teb adjustment for the three months ended April 30, 2010 was $127 million (January 31, 2010 – $121 million; April 30, 2009 – $103 million). For further discussion, refer to the How we measure and report our business segments section of our 2009 Annual Report.

14        Royal Bank of Canada        Second Quarter 2010

Q2 2010 vs. Q2 2009

Net income of $502 million increased $82 million, or 20% from a year ago, as our prior year net income included market environment-related losses of $332 million ($137 million after-tax and related compensation adjustments). Net income was favourably impacted by decreased PCL and improved results in our investment banking businesses, partially offset by lower trading revenue in the current period. The impact of the stronger Canadian dollar reduced earnings by $76 million.

Total revenue was up $34 million, or 2%, from the prior year. The impact of the stronger Canadian dollar reduced revenue by $219 million.

Sales and Trading revenue decreased $78 million, or 6%, mainly reflecting less volatile markets resulting in lower trading revenue in our global fixed income, U.S.-based equity and money markets businesses as a result of the tightening in bid/ask and credit spreads, higher funding costs and lower client volumes. This was partially offset by market environment-related losses recorded in the prior year.

Corporate and Investment Banking revenue increased $112 million, or 35%, largely due to higher debt and equity origination mainly in the U.S. driven by improved markets. Gains on our private equity investments as compared to losses in the prior year and lower losses on credit default swaps used to economically hedge the corporate loan portfolio, also contributed to the increase.

PCL decreased $124 million, mainly attributable to a few large provisions recorded in the prior year related in our U.S. corporate lending portfolio.

Non-interest expense increased $36 million, or 4%, largely due to increased infrastructure spending to support business growth and changes in the regulatory environment. The impact of the stronger Canadian dollar reduced non-interest expense by $88 million.

Q2 2010 vs. Q2 2009 (Six months ended)

Net income of $1,073 million increased $428 million, or 66%, from a year ago largely reflecting market environment-related losses of $1,378 million ($616 million after-tax and related compensation adjustments) incurred in the prior year. The impact of the stronger Canadian dollar reduced earnings by $126 million.

Total revenue increased $465 million, or 16%, as our prior year revenue was impacted by market environment-related losses. Stronger equity and debt origination, largely in the U.S., and increased M&A activity in Canada and Europe, higher syndicated finance fees and gains on private equity investments, as compared to losses in the prior year, also contributed to the increase. These factors were partially offset by lower trading revenue. The impact related to the stronger Canadian dollar reduced revenue by $366 million.

PCL decreased $254 million, primarily reflecting several large provisions in our U.S. corporate lending portfolio recorded in the prior year.

Non-interest expense increased $96 million, or 6%, mainly due to an increase in variable compensation reflecting improved results. The impact of the stronger Canadian dollar reduced non-interest expense by $148 million.

Q2 2010 vs. Q1 2010

Net income decreased $69 million or 12% as the European sovereign debt crisis put pressure on volumes and created uncertainty across most global capital markets which negatively impacted our businesses, particularly in the early part of the quarter. As a result debt and equity origination, syndicated finance, M&A activity and trading revenue decreased from the prior quarter. As well, the prior quarter included the release of the remaining Enron-related litigation provision.

Corporate Support

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2010	2010	2009	2010	2009
Net interest income (1)	$(194)	$(259)	$(275)	$(453)	$(555)
Non-interest income	65	121	194	186	652
Total revenue (1)	$(129)	$(138)	$(81)	$(267)	$97
PCL (2)	$(4)	$(30)	$189	$(34)	$313
Non-interest expense	2	25	5	27	(3)
Net (loss) before income taxes and NCI in subsidiaries (1)	$(127)	$(133)	$(275)	$(260)	$(213)
Net (loss)	$(79)	$(131)	$(164)	$(210)	$(115)
Securitization
Total securitizations sold and outstanding (3)	$30,651	$32,412	$31,374	$30,651	$31,374
New securitization activity in the period (4)	492	1,018	7,904	1,510	14,929

(1)	Teb – these amounts included the elimination of adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount for the three months ended April 30, 2010 was $127 million (January 31, 2010 – $121 million; April 30, 2009 – $103 million).
(2)	PCL in Corporate Support primarily comprises the general provision, an adjustment related to PCL on securitized credit card loans managed by Canadian Banking and an amount related to the reclassification of certain AFS securities to loans recorded in the prior year. For further information, refer to the How we measure and report our business segments section.
(3)	Total securitizations sold and outstanding comprises credit card loans and residential mortgages.
(4)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the period. For further details, refer to Note 5 of our unaudited Interim Consolidated Financial Statements. This amount does not include Canadian residential mortgage and commercial mortgage securitization activity of Capital Markets.

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year analysis is not relevant. The following identifies the material items affecting the reported results in each period.

Q2 2010

Net loss of $79 million mainly included income tax adjustments and a general PCL of $27 million ($18 million after-tax).

Royal Bank of Canada        Second Quarter 2010        15

Q1 2010

Net loss of $131 million mainly reflected income tax adjustments which were largely offset by favourable tax adjustments in other segments. The net loss also included the unfavourable impact of hedge accounting on discontinued hedges and unfavourable cumulative accounting adjustments of $47 million ($33 million after-tax) related to securitization activity. These factors were partially offset by gains on our AFS portfolios.

Q2 2009

Net loss of $164 million included a general provision for credit losses of $223 million ($146 million after-tax), and losses on fair value adjustments of $144 million ($99 million after-tax) on certain RBC debt designated as HFT reflecting the tightening of our credit spreads. Losses of $148 million ($101 million after- tax) related to the change in fair value of certain derivatives used to economically hedge our funding activities, $79 million ($59 million after-tax) relating to losses on certain AFS securities also contributed to the loss in the quarter. These factors were partially offset by securitization gains of $406 million ($279 million after-tax), net of economic hedging activities, reflecting securitization activity.

Q2 2010 (Six months ended)

Net loss of $210 million included income tax adjustments which were partially offset by favourable tax adjustments in other segments. The net loss also included the unfavourable cumulative accounting adjustments of $51 million ($36 million after-tax) related to securitization activity.

Q2 2009 (Six months ended)

Net loss of $115 million included a general provision for credit losses and losses of $218 million ($160 million after-tax) on certain AFS securities. Losses on fair value adjustments on certain RBC debt designated as HFT reflecting the tightening of our credit spreads also contributed to the loss. These factors were partially offset by higher securitization gains, net of economic hedging activities, reflecting securitization activity.

Results by geographic segment (1)

	For the three months ended									For the six months ended
	April 30 2010			January 31 2010			April 30 2009			April 30 2010			April 30 2009
(C$ millions)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$4,191	$1,556	$1,220	$4,354	$1,799	$1,181	$4,027	$1,690	$1,044	$8,545	$3,355	$2,401	$8,481	$3,853	$1,490
Net income (loss)	$991	$38	$300	$959	$272	$266	$1,007	$(1,243)	$186	$1,950	$310	$566	$2,076	$(1,059)	$43

(1)	For geographic reporting, our segments are grouped into Canada, U.S. and Other International. For further details, refer to Note 28 of our 2009 Annual Report.

Q2 2010 vs. Q2 2009

Net income in Canada of $991 million was down slightly compared to the prior year. Gains on fair value adjustments on certain RBC debt designated as HFT and on certain derivatives used to economically hedge our funding activities, as compared to losses in the prior year, and strong volume growth in Canadian Banking were largely offset by lower securitization gains and losses, as compared to gains last year, on credit valuation adjustments on certain derivative contracts.

U.S. net income of $38 million compares to a net loss of $1,243 million, mainly reflecting the prior year goodwill impairment charge. Our improved results also reflected lower PCL. These factors were partly offset by the impact of the stronger Canadian dollar relative to the U.S. dollar.

Other International net income of $300 million was up $114 million, or 61%, primarily due to market environment-related losses in the prior year, partially offset by an unfavourable accounting impact related to the foreign currency translation on certain AFS securities.

Q2 2010 vs. Q2 2009 (Six months ended)

Net income in Canada of $1,950 million was down $126 million, or 6%, from a year ago, mainly reflecting lower securitization gains and higher variable compensation. These factors were partially offset by strong volume growth in Canadian Banking and market environment-related losses on certain of our AFS securities in the prior year. Lower general PCL and gains, as compared to losses last year, on fair value adjustments on certain RBC debt designated as HFT also partly offset the decrease.

U.S. net income of $310 million compares to a net loss of $1,059 million, mainly reflecting the prior year goodwill impairment charge. Our improved results also reflected lower PCL and our continued focus on cost management, including the ongoing restructuring of our U.S. banking business. These factors were partially offset by lower trading revenue and the impact of the stronger Canadian dollar.

Other International net income of $566 million was up $523 million, largely reflecting market environment-related losses in the prior year, partially offset by an increase in PCL, mainly related to a specific commercial client in Caribbean banking.

Q2 2010 vs. Q1 2010

Net income in Canada was up $32 million, or 3%, from last quarter, mainly due to lower variable compensation, a gain on the sale of a portion of our remaining Visa shares, gains as compared to losses last quarter on certain derivatives used to economically hedge our funding activities and higher spreads in Canadian Banking. These factors were partly offset by losses, as compared to gains last quarter, on certain of our AFS securities, the impact of seasonal factors, including fewer days in the quarter, and weaker equity origination and M&A activity.

U.S. net income was down $234 million, or 86%. The decrease was largely due to lower trading revenue, higher PCL and the release of the remaining Enron-related litigation provision in the prior quarter.

Other International net income was up $34 million, or 13%, mainly due to higher gains on certain of our HFT securities and lower losses on our AFS securities. These factors were partly offset by an unfavourable accounting impact related to the foreign currency translation on certain AFS securities.

16        Royal Bank of Canada        Second Quarter 2010

Financial condition

Condensed balance sheets (1)

	As at
	April 30	January 31	April 30
(C$ millions)	2010	2010	2009
Assets
Cash and due from banks	$8,757	$9,535	$9,342
Interest-bearing deposits with banks	8,888	7,264	11,297
Securities	188,236	189,416	175,676
Assets purchased under reverse repurchase agreements and securities borrowed	52,804	49,585	42,290
Loans (net of allowance for loan losses)
Retail loans	211,839	206,884	191,959
Wholesale loans	71,230	74,439	87,000
Other – Derivatives	78,066	85,828	123,259
– Other	35,316	36,548	39,691
Total assets	$655,136	$659,499	$680,514
Liabilities and shareholders' equity
Deposits	$397,840	$394,695	$411,827
Other – Derivatives	77,859	81,246	110,284
– Other	131,919	136,541	112,568
Subordinated debentures	5,813	5,896	7,629
Trust capital securities	1,398	1,386	1,398
NCI in subsidiaries	2,243	2,101	2,150
Total liabilities	617,072	621,865	645,856
Total shareholders' equity	38,064	37,634	34,658
Total liabilities and shareholders' equity	$655,136	$659,499	$680,514
(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars. For further details, refer to Note 1 of our 2009 Annual Report.

Our consolidated balance sheet was impacted by foreign currency translation which reduced our total assets by $44 billion due to the considerable strengthening of the Canadian dollar compared to last year.

Q2 2010 vs. Q2 2009

Total assets were down $25 billion, or 4%, from the prior year.

Interest-bearing deposits with banks decreased $2 billion, or 21%, largely reflecting the impact of the stronger Canadian dollar and a shift in our portfolio mix to higher yielding assets.

Securities were up $13 billion, or 7%, primarily due to increased positions for government debt instruments largely resulting from our primary dealer activities and increased corporate debt and equities classified as HFT securities due to improved economic and market conditions. These factors were partially offset by the impact of the stronger Canadian dollar, a decrease in our AFS portfolio due to a strategic reduction primarily in our corporate debt and government and agency portfolios and the exiting of positions in Canadian banks common shares.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $11 billion, or 25%, mainly attributable to our primary dealer activities and higher market activity in certain businesses.

Loans were up $4 billion, or 1%, predominantly due to strong retail lending growth mainly as a result of volume growth in Canadian home equity products. This was partially offset by the impact of the stronger Canadian dollar and a decrease in wholesale loans from the reduced utilization of lending facilities in our corporate portfolio.

Derivative assets decreased $45 billion, or 37%, due to lower fair values resulting primarily from the impact of a stronger

Canadian dollar on U.S. dollar-denominated assets, the impact of rising interest rates on receive fixed rate positions and a strategic reduction in certain derivative positions.

Other assets were down $4 billion, or 11%, mainly attributable to a decrease in utilization levels for bankers’ acceptances as a result of improving markets.

Total liabilities were down $29 billion, or 4%.

Deposits decreased $14 billion, or 3%, mainly reflecting the impact of the stronger Canadian dollar and a decrease in demand for fixed-term deposits in the current interest rate environment. This was offset by increased demand for our high-interest savings accounts.

Derivative liabilities decreased $32 billion, or 29%, due to lower fair values resulting primarily from the impact of a stronger Canadian dollar on U.S. dollar-denominated liabilities, the impact of rising interest rates on pay fixed rate positions and a strategic reduction in certain derivative positions.

Other liabilities increased $19 billion, or 17%, mainly resulting from an increase in obligations related to securities sold short and an increase in repurchase agreements, both largely due to increased volume from our primary dealer activities and higher market activity in certain businesses, partially offset by the impact of the stronger Canadian dollar.

Shareholders’ equity increased $3 billion, or 10%, largely reflecting earnings, net of dividends.

Q2 2010 vs. Q1 2010

Total assets were down $4 billion, or 1%, from the prior quarter.

Interest-bearing deposits with banks increased $2 billion, or 22%, largely reflecting higher pledging collateral requirements.

Securities were down $1 billion, or 1%, primarily as a result of the impact of the stronger Canadian dollar. This was largely offset by increased trading activities.

Reverse repos and securities borrowed were up $3 billion, or 6%, reflecting increased volume due to increased market activity, partially offset by the impact of the stronger Canadian dollar.

Loans were up $2 billion, or 1%, largely due to an increase in retail loans from strong volume growth in Canadian home equity products. This was partially offset by the impact of the stronger Canadian dollar and a decline in wholesale loans resulting from reduced utilization of lending facilities.

Derivative assets were down $8 billion or 9%, due to lower fair values resulting primarily from the impact of a stronger Canadian dollar on U.S. dollar-denominated derivatives and the impact of rising interest rates on receive fixed rate positions.

Total liabilities were down $5 billion, or 1%.

Deposits increased $3 billion, or 1%, reflecting an increase in certain fixed-term deposits due to an increase in our internal funding requirements and an increase in personal demand deposits for reasons noted above. This was largely offset by the impact of the stronger Canadian dollar.

Derivative liabilities decreased $3 billion or 4%, due to lower fair values resulting primarily from the impact of a stronger Canadian dollar on U.S. dollar-denominated derivatives and the impact of rising interest rates on pay fixed rate positions.

Other liabilities decreased $5 billion, or 3%, mainly reflecting the impact of the stronger Canadian dollar.

Royal Bank of Canada        Second Quarter 2010        17

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our Consolidated Balance Sheets. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 33 to 37 of our 2009 Annual Report.

Securitizations

Securitization can be used as a cost-effective fund raising technique compared to the relative cost of issuing unsecured wholesale debt. The following discussion highlights the notional value of securitization activities that impacted our results of operations for the quarter and six months ended April 30, 2010. For further details, refer to Note 5 to our unaudited Interim Consolidated Financial Statements.

Q2 2010 (Three months ended)

During the second quarter of 2010, we securitized $3.3 billion of Canadian and U.S. residential mortgages, of which $.9 billion were sold and the remaining $2.4 billion were retained.

Q2 2010 (Six months ended)

For the six months ended April 30, 2010, we securitized $7.2 billion of residential mortgages, of which $1.5 billion were sold and the remaining $5.7 billion were retained. Our securitization activity this year was lower compared to the prior year primarily due to our previous participation in the Government of Canada’s Insured Mortgage Purchase Program which ended in September 2009.

Special purpose entities

In the normal course of business, we engage in a variety of financial transactions with special-purpose entities (SPEs), which are not operating entities and typically have no employees. SPEs may also be variable interest entities (VIEs) which may or may not be recorded on our balance sheets. Refer to pages 64 to 65 and 102 to 103 of our 2009 Annual Report for information about our involvement with VIEs that we have consolidated (on-balance sheet) and that we have not consolidated (off-balance sheet). The following table summarizes VIEs in which we have significant variable interests, but have not consolidated (off-balance sheet).

	As at
	April 30 2010		January 31 2010		April 30 2009
(C$ millions)	Total assets (1)	Maximum exposure (1), (2)	Total assets (1)	Maximum exposure (1), (2)	Total assets (1)	Maximum exposure (1), (2)
Unconsolidated VIEs in which we have significant variable interests:
Multi-seller conduits (3)	$21,389	$21,671	$26,002	$26,371	$36,356	$36,933
Structured finance VIEs	8,856	2,443	9,409	2,542	9,549	2,883
Credit investment product VIEs	643	222	758	317	1,266	796
Third-party conduits (4)	–	–	475	250	727	360
Investment funds (5)	66	27	399	106	199	87
Other	398	118	373	112	300	86
Total	$31,352	$24,481	$37,416	$29,698	$48,397	$41,145

(1)	Total assets and maximum exposure to loss correspond to disclosures provided in Note 6 to our 2009 Annual Consolidated Financial Statements.
(2)	The maximum exposure to loss resulting from significant variable interests in these VIEs consists mostly of investments, loans, liquidity and credit enhancement facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(3)	Represents multi-seller conduits administered by us.
(4)	Our exposure to this entity has been eliminated as the transaction was repaid in full and terminated during the quarter.
(5)	The reduction of our exposure in these entities relates mainly to redemption of certain funds and in some instances dilution of our ownership interests.

Our maximum exposure to loss has decreased significantly since the prior year due primarily to RBC-administered multi-seller conduits, where we continue to focus on selective origination.

82% of assets in unconsolidated VIEs in which we have significant variable interests were internally rated A or above, compared to 86% in the prior year and 80% in the prior quarter. For multi-seller conduits, 95% of assets were internally rated A or above, compared to 95% in the prior year and 93% in the prior quarter. For structured finance VIEs, 59% of assets were internally rated A or above compared to 57% in the prior year and 59% in the prior quarter.

Approximately 79% of the assets in unconsolidated VIEs were originated in the U.S. compared to 80% in the prior year and 79% in the prior quarter. Approximately 14% of the assets in unconsolidated VIEs were originated in Canada compared to 20% in the prior year and 16% in the prior quarter. The decrease in assets originated in Canada since the prior year primarily reflects the amortization of existing transactions.

The assets in unconsolidated VIEs as at April 30, 2010 have varying maturities and a remaining expected weighted average life of approximately 4.3 years.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. The following table summarizes assets held by the multi-seller conduits by underlying securitized asset type.

18        Royal Bank of Canada        Second Quarter 2010

Maximum exposure to loss by client asset type

	As at
(C$ millions)	April 30 2010	January 31 2010	April 30 2009
Outstanding securitized assets
Credit cards	$8,028	$11,907	$13,710
Auto loans and leases	4,159	4,553	7,237
Trade receivables	2,738	2,859	3,940
Student loans	2,430	2,596	4,110
Asset-backed securities	2,006	2,188	2,608
Equipment receivables	1,600	1,461	2,102
Consumer loans	–	–	1,338
Other	710	807	1,888
Total	$21,671	$26,371	$36,933

Our overall exposure has decreased significantly compared to the prior year reflecting the decrease in assets financed by the multi-seller conduits due to continued selective origination of new business and amortization of existing transactions. Over 95% of the outstanding securitized assets of the multi-seller conduits are internally rated as investment grade. Less than 1% of outstanding securitized assets are comprised of U.S. Alt-A or subprime mortgages and the securitized assets do not contain commercial mortgage loans. The remaining expected weighted average life of the assets is approximately 2.4 years. Assets of the U.S. multi-seller conduits include $2.0 billion of asset-backed securities. There are no asset-backed securities in the Canadian multi-seller conduits.

We provide backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. The notional amount of backstop liquidity facilities we provide totaled $21.8 billion, a decrease of $15 billion or 41% from the prior year and $4.7 billion from the prior quarter. Total loans extended to the multi-seller conduits under the backstop liquidity facilities amounted to $1.5 million, a decrease of $273 million from the prior year and $102 million from the prior quarter. The partial credit enhancement facilities we provide totaled $2.1 billion, a decrease of $1.6 billion from the prior year and $493 million from the prior quarter. The decrease in the amount of backstop liquidity facilities and partial credit enhancement facilities provided to the multi-seller conduits compared to the prior year reflects the decrease in the outstanding securitized assets of the multi-seller conduits during that time, as noted above.

The total asset-backed commercial paper (ABCP) issued by the conduits amounted to $13.4 billion, a decrease of $15.2 billion or 53% since the prior year and $5.3 billion from the prior quarter. Of the total amount issued, 66% is rated within the top ratings category of those rating agencies that rate the ABCP, compared to 72% in the prior year and 67% in the prior quarter. The remaining amount is rated in the second highest ratings category of these agencies. The decrease in the amount of ABCP issued by the multi-seller conduits compared to the prior year reflects the decrease in the outstanding securitized assets of the multi-seller conduits during that time, as noted above. We sometimes purchase the ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. The fair value of our inventory was $6 million, a decrease of $198 million from the prior year and a decrease of $77 million from the prior quarter. The fluctuations in inventory held compared to the prior year and prior quarter reflects normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Guarantees

Our maximum potential amount of future payments in relation to our guarantee products amounted to $77 billion compared to $115 billion in the prior year and $86 billion in the prior quarter. The decline compared to the prior year relates primarily to fewer backstop liquidity facilities, credit derivatives and written put options. For further details on Guarantees, refer to Note 13 to our unaudited Interim Consolidated Financial Statements.

Risk, capital and liquidity management

Risk environment

Although economic conditions have improved, the regulatory environment continues to be challenging. As a result of the previous market disruption and related stress on the global financial system, global financial institutions will likely be impacted by increased regulation. Recent proposals have focused on special taxes on compensation and profits on financial institutions aimed to cover the cost of government support provided to financial institutions in crisis, as well as size restrictions and related capital charges. An alternative to bank taxes has been proposed in the form of contingent capital, a form of self-insurance in the capital structure of the institution in times of crisis capital that would be replenished without the use of taxpayer funding. On May 20, 2010 the U.S. Senate approved a broad financial regulatory reform bill, entitled the Restoring American Financial Stability Act of 2010 (RAFSA), and an amended version of the bill is widely expected to be enacted later this year. The RAFSA is intended to address perceived deficiencies and gaps in the federal regulatory framework for financial services in the U.S., reduce the risk of bank failure and better equip the U.S. financial regulatory authorities to guard against or mitigate any future crises. We are currently assessing the impact of the RAFSA on our operations. We continue to assess the potential impact on RBC from recent proposals issued in December 2009 by the Basel Committee on Banking. A new set of Basel standards and proposed regulatory reform as previously noted may be finalized by the end of 2010. Increased regulation may result in higher capital levels, particularly related to trading activities, and new leverage and liquidity requirements as a result of these proposed amendments.

There is still significant risk as the sustainability of the global economic recovery remains uncertain at this time, as investors are concerned about the resiliency of the financial markets and the robustness of the economic recovery. For further information on current economic and market conditions, refer to the Economic and market review and outlook section.

During the quarter, we maintained a liquidity and funding position that we continue to believe is appropriate to execute our strategy, and levels of liquidity and funding risk remain well within our risk appetite.

Consistent with our risk framework, we continue to evaluate potential stress events to ensure that we are well positioned to manage through adverse economic and market conditions.

Our risk governance structure and approach to the management of risk has not changed significantly from the structure described in our 2009 Annual Report. For further details on our risk governance structure, refer to the Risk, capital and liquidity management section of our 2009 Annual Report.

Royal Bank of Canada        Second Quarter 2010        19

Credit risk

Credit risk exposure by portfolio and sector

	As at
	April 30 2010						January 31 2010	April 30 2009
	Lending-related and other			Trading-related
	Loans and acceptances		Other	Repo-style transactions	Over-the- counter derivatives (1)	Total exposure (2)	Total exposure (2)	Total exposure (2)
(C$ millions)	Outstanding	Undrawn commitments
Residential mortgages	$125,307	$13	$349	$–	$–	$125,669	$123,475	$115,878
Personal	75,463	57,489	55	–	–	133,007	129,805	109,427
Credit cards	9,697	31,451	–	–	–	41,148	37,798	29,523
Small business (3)	2,774	2,961	45	–	–	5,780	5,713	5,138
Retail	$213,241	$91,914	$449	$–	$–	$305,604	$296,791	$259,966
Business (3)
Agriculture	$4,997	$506	$24	$–	$9	$5,536	$5,626	$5,716
Automotive	3,681	1,470	145	–	387	5,683	5,676	6,584
Consumer goods	5,728	2,360	516	–	231	8,835	8,972	9,781
Energy	5,626	8,677	2,196	–	1,819	18,318	17,974	21,623
Non-bank financial services	2,593	6,639	6,168	67,653	7,849	90,902	96,113	74,632
Forest products	896	322	87	–	16	1,321	1,329	1,676
Industrial products	3,854	2,201	350	–	153	6,558	6,717	7,894
Mining and metals	948	1,199	637	–	213	2,997	3,488	5,817
Real estate & related	19,622	2,584	1,290	–	214	23,710	24,651	27,878
Technology & media	2,322	2,894	312	–	628	6,156	6,382	7,125
Transportation & environment	3,852	2,552	470	–	530	7,404	6,720	7,380
Other	20,912	4,209	6,064	9,217	5,218	45,620	52,558	53,853
Sovereign (3)	3,594	3,413	21,530	6,474	6,686	41,697	39,360	27,652
Bank (3)	1,984	571	37,133	52,874	26,309	118,871	113,761	136,539
Wholesale	$80,609	$39,597	$76,922	$136,218	$50,262	$383,608	$389,327	$394,150
Total exposure	$293,850	$131,511	$77,371	$136,218	$50,262	$689,212	$686,118	$654,116

(1)	Credit equivalent amount after factoring in master netting agreements.
(2)	Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(3)	Refer to Note 4 to our 2009 Annual Consolidated Financial Statements for the definition of these terms.

Q2 2010 vs. Q2 2009

Total gross credit risk exposure increased $35 billion, or 5%, from a year ago, reflecting increases in all retail portfolios, partially offset by decreases in the wholesale portfolio.

Retail exposure increased $46 billion, or 18%, driven by the implementation of updated risk parameters for undrawn commitments and the realignment of the retail risk rating system reflecting recent credit experience, in the prior quarter, as well as strong volume growth in Canadian home equity lending. The use of guarantees and collateral represents an integral part of our credit risk mitigation in the retail portfolio. Insured mortgages account for 23% of our residential mortgage portfolio and secured personal lending represents 56% of personal loans outstanding.

Wholesale exposure decreased $11 billion, or 3%, mainly reflecting decreases across most sectors. Over-the-counter derivatives exposure decreased $19 billion, due to lower fair values resulting primarily from the impact of a stronger Canadian dollar on U.S. dollar-denominated derivatives, the impact of rising interest rates on receive fixed rate positions and a strategic reduction in certain derivative positions. Loans and acceptances outstanding decreased $19 billion, largely reflecting the impact of the stronger Canadian dollar and reduced utilization of lending facilities in our corporate portfolio. Loan utilization rates decreased by 4% across most sectors from the prior year to 38%. These decreases were partially offset by higher repo-style transactions of $26 billion, primarily in non-bank financial services, mainly attributable to our primary dealer activities and higher market activity in certain businesses.

Q2 2010 vs. Q1 2010

Total gross credit risk exposure increased $3 billion from the prior quarter.

Retail exposure increased $9 billion, or 3%, largely driven by growth in Canadian home equity lending.

Wholesale exposure decreased $6 billion, or 1%, mainly due to decreases in loans and acceptances outstanding and over-the-counter derivatives exposure. Loans and acceptances decreased $4 billion generally across most sectors largely due to the same reasons noted above. Over-the-counter derivatives exposure decreased $2 billion, mainly in non-bank financial services, due to lower fair values resulting primarily from the impact of a stronger Canadian dollar on U.S. dollar-denominated derivatives and the impact of rising interest rates on receive fixed rate positions.

20        Royal Bank of Canada        Second Quarter 2010

Credit quality performance

Provision for credit losses

	For the three months ended			For the six months ended
(C$ millions)	April 30 2010	January 31 2010	April 30 2009	April 30 2010	April 30 2009
Canadian Banking	$302	$318	$351	$620	$621
International Banking	185	175	289	360	521
Capital Markets	21	30	145	51	305
Corporate Support (1)	(4)	(30)	189	(34)	313
Canada (2)
Residential mortgages	$3	$1	$6	$4	$12
Personal	112	117	116	229	217
Credit cards	112	102	97	214	178
Small business	15	13	13	28	28
Retail	242	233	232	475	435
Wholesale	24	49	(8)	73	166
Specific PCL	266	282	224	548	601
United States (2)
Retail	49	45	98	94	147
Wholesale	122	127	409	249	610
Specific PCL	171	172	507	343	757
Other International (2)
Retail	6	9	10	15	16
Wholesale	34	30	10	64	14
Specific PCL	40	39	20	79	30
Total specific PCL	477	493	751	970	1,388
General provision (1)	27	–	223	27	372
Total PCL (2)	$504	$493	$974	$997	$1,760

(1)	PCL in Corporate Support primarily comprises the general provision, an adjustment related to PCL on securitized credit card loans managed by Canadian Banking and an amount related to the reclassification of certain AFS securities to loans recorded in the prior year. For further information, refer to the How we measure and report our business segments section of our 2009 Annual Report.
(2)	Geographic information is based on residence of borrower.

Q2 2010 vs. Q2 2009

Total PCL of $504 million decreased $470 million, or 48%, from a year ago largely reflecting lower specific PCL of $274 million and lower general PCL of $196 million.

Specific PCL in Canadian Banking decreased $49 million, or 14%, mainly reflecting lower provisions in our business and unsecured personal portfolios, partially offset by higher loss rates in our credit card portfolio.

Specific PCL in International Banking decreased $104 million, or 36%, largely reflecting lower provisions in U.S. banking, primarily in our residential builder finance portfolio resulting from stabilizing asset quality. The impact of the stronger Canadian dollar and lower new impaired loans in our U.S. lot loan and home equity portfolios also contributed to the decrease. These factors were partially offset by higher provisions in the Caribbean mainly related to a specific commercial client.

Specific PCL in Capital Markets decreased $124 million, mainly attributable to a few large provisions in the prior year related in our U.S. corporate lending portfolio.

We made an addition to the general provision of $27 million during the current quarter related to our U.S. commercial and retail portfolios, as compared to the addition of $223 million to the general provision last year which was related to our U.S. banking portfolios and to a lesser extent in our Canadian retail lending portfolio.

Q2 2010 vs. Q2 2009 (Six months ended)

Total PCL of $997 million decreased $763 million from last year, largely due to lower specific PCL of $418 million and decreased general PCL of $345 million.

Specific PCL in Canadian Banking was generally flat as compared to last year. Lower provisions in our business lending portfolio were offset by higher loss rates in our credit card portfolio, and to a lesser extent higher provisions in our unsecured personal loan portfolio.

Specific PCL in International Banking decreased $161 million, or 31%, largely as a result of lower provisions in U.S. banking, primarily in our residential builder finance portfolio resulting from stabilizing asset quality. The impact of the stronger Canadian dollar and provisions on certain AFS securities reclassified to loans recorded in the first quarter of 2009 also contributed to the decrease. These factors were partially offset by higher provisions reflecting increased impaired loans in the Caribbean related to a few commercial clients and higher provisions in our U.S. commercial portfolio.

Specific PCL in Capital Markets decreased $254 million, primarily reflecting several large provisions in our U.S. corporate lending portfolio recorded in the prior year.

We made an addition to the general provision of $27 million during the current period, as compared to an addition of $372 million last year.

Q2 2010 vs. Q1 2010

Total PCL increased $11 million, or 2%, compared to the prior quarter largely reflecting the addition to the general provision during the current quarter.

Specific PCL in Canadian Banking decreased $16 million, or 5%, mainly reflecting lower provisions in our business and unsecured personal portfolios, partially offset by higher loss rates in our credit card portfolio resulting from seasonal factors.

Specific PCL in International Banking increased $10 million, or 6%, largely attributable to increased impaired loans in the Caribbean related to a specific commercial client, partially offset by lower provisions in our U.S. commercial portfolio.

Specific PCL in Capital Markets decreased $9 million, or 30%, mainly as a result of lower provisions and reversals due to recoveries during the current quarter.

We made an addition to the general provision of $27 million during the current quarter. We did not make an addition to the provision in the prior quarter.

Gross impaired loans

	As at
	April 30	January 31	April 30
(C$ millions)	2010	2010	2009
Canadian Banking (1)	$1,315	$1,239	$1,173
International Banking (1)	2,959	3,075	3,105
Capital Markets (1)	646	680	772
Corporate Support (1)	123	130	140
Canada
Retail	$737	$696	$589
Wholesale	824	806	758
United States
Retail	215	234	242
Wholesale	2,635	2,822	3,203
Other International
Retail	229	233	216
Wholesale	424	348	183
Total GIL	$5,064	$5,139	$5,191

(1)	Segments with significant GIL have been presented in the table above.

Q2 2010 vs. Q2 2009

Total gross impaired loans (GIL) decreased $127 million, or 2%, from a year ago. The impact of the stronger Canadian dollar reduced GIL by $187 million during the quarter.

Royal Bank of Canada        Second Quarter 2010        21

GIL in Canadian Banking increased $142 million, or 12%, mainly due to higher impaired loans in our residential mortgage and personal portfolios.

GIL in International Banking decreased $146 million, or 5%, largely attributable to lower impaired loans in our residential builder finance portfolio reflecting stabilizing asset quality, as well as the impact of the stronger Canadian dollar. These factors were partially offset by higher impaired loans in our U.S. commercial and Caribbean commercial portfolios.

GIL in Capital Markets decreased $126 million, or 16%, primarily reflecting lower impaired loans related to specific clients in non-bank financial services, partially offset by higher impaired loans in real estate & related and other sectors.

Q2 2010 vs. Q1 2010

Total GIL decreased $75 million, as compared to the prior quarter.

GIL in Canadian Banking increased $76 million, or 6%, mainly due to higher impaired loans in our residential mortgage and business lending portfolios.

GIL in International Banking decreased $116 million, or 4%, largely attributable to the impact of the stronger Canadian dollar and lower impaired loans in U.S. banking, particularly in our residential builder finance portfolio, partially offset by higher impaired loans in our U.S. commercial and Caribbean commercial portfolios.

GIL in Capital Markets decreased $34 million, or 5%, mainly reflecting lower impaired loans related to clients in the technology & media, energy and bank sectors. Increased impaired loans in the real estate & related sector partly offset the decrease.

Allowance for credit losses

	As at
	April 30	January 31	April 30
(C$ millions)	2010	2010	2009
Canadian Banking (1)	$316	$317	$299
International Banking (1)	587	595	506
Capital Markets (1)	271	296	271
Corporate Support (1)	2,045	2,083	1,959
Specific ACL
Canada	$420	$432	$360
United States	586	617	647
Other International	235	228	134
Total specific ACL	1,241	1,277	1,141
General allowance
Retail	1,122	1,110	983
Wholesale	860	907	911
Total general allowance	1,982	2,017	1,894
Total ACL	$3,223	$3,294	$3,035

(1)	Segments with significant ACL have been presented in the table above.

Q2 2010 vs. Q2 2009

Total allowance for credit losses (ACL) increased $188 million, or 6%, from a year ago, largely reflecting higher specific and general allowances as a result of provisions recorded since the second quarter of 2009. The impact of the stronger Canadian dollar reduced ACL by $78 million during the quarter.

Q2 2010 vs. Q1 2010

Total ACL was down $71 million, or 2%, from the prior quarter, resulting from lower specific provisions due to the factors noted above partially offset by the reclassification during the current quarter of a portion of the general allowance to specific allowances to more appropriately reflect the nature of these provisions. The general allowance has decreased as a result of the impact of the stronger Canadian dollar and the previously noted reclassification partly offset by the addition to the general provision during the current quarter.

22        Royal Bank of Canada        Second Quarter 2010

Market risk

Market volatility has gradually increased relative to the first quarter of 2010 though it remains at relatively low levels. The value-at-risk (VaR) scenario model still contains the higher volatility levels witnessed during late 2008 and early 2009.

The following table shows our VaR for total trading activities under our models based approach for capital by major risk category and also shows the diversification effect, which is calculated as the difference between the VaR and the sum of the separate risk factor VaRs.

VaR by major risk category

	April 30, 2010				January 31, 2010		April 30, 2009
		For the three months ended				For the three months ended		For the three months ended
(C$ millions)	As at April 30	Average	High	Low	As at January 31	Average	As at April 30	Average
Equity	$10	$13	$19	$8	$13	$17	$10	$10
Foreign exchange	7	5	9	3	6	5	4	3
Commodities	2	4	7	1	4	2	3	1
Interest rate	60	42	60	33	43	45	51	56
Credit specific	21	15	21	11	17	16	11	9
Diversification	(40)	(35)	(44)	(23)	(36)	(34)	(21)	(19)
VaR	$60	$44	$60	$36	$47	$51	$58	$60

	April 30, 2010				April 30, 2009
		For the six months ended				For the six months ended
(C$ millions)	As at April 30	Average	High	Low	As at April 30	Average
Equity	$10	$15	$26	$7	10	11
Foreign exchange	7	5	9	2	4	4
Commodities	2	3	7	0	3	1
Interest rate	60	44	60	33	51	49
Credit specific	21	16	21	11	11	10
Diversification	(40)	(35)	(46)	(22)	(21)	(21)
VaR	$60	$48	$60	$36	$58	$54

Q2 2010 vs. Q2 2009

Average VaR of $44 million for the quarter was down $16 million compared to a year ago, largely due to the decrease in Interest rate VaR. This was mainly the result of the impact of a stronger Canadian dollar on foreign currency-denominated portfolios. The increase in diversification from 24% to 44% also contributed to the decrease. These factors were partially offset by the increase in Credit specific VaR reflecting the higher volatility levels from a year ago being fully incorporated into the data set.

Q2 2010 vs. Q2 2009 (Six months ended)

Average VaR of $48 million for the period was down $6 million compared to a year ago, primarily attributable to the impact of a stronger Canadian dollar on foreign currency-denominated portfolios, and the increase in diversification from 28% to 42%.

Q2 2010 vs. Q1 2010

Average VaR of $44 million for the quarter was down $7 million from the previous quarter. This was largely due to the decrease in Equity VaR and Interest Rate VaR, and the impact of a stronger Canadian dollar on foreign currency-denominated portfolios.

The VaR of $60 million as at April 30, 2010 was up $13 million from January 31, 2010, largely due to increases in Interest rate VaR and Credit specific VaR, reflecting refinements in our process to better capture certain floating rate note positions.

Trading revenue and VaR (1) (C$ millions)

(1)	Trading revenue on a taxable equivalent basis excluding revenue related to consolidated VIEs.

During the quarter, there was one day with a net trading loss. This did not exceed global VaR. In addition, there was one large profit day at the end of the quarter which arose primarily from credit valuation adjustments.

Royal Bank of Canada        Second Quarter 2010        23

Market risk measures – Non-trading banking activities

The table below provides the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based on interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. During the second quarter of 2010, our interest rate risk exposure was well within our target level.

	April 30 2010						January 31 2010		April 30 2009
	Economic value of equity risk			Net interest income risk (2)
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
Before-tax impact of:
100bp increase in rates	$(211)	$9	$(202)	$129	$31	$160	$(181)	$307	$(440)	$228
100bp decrease in rates	178	(23)	155	(120)	(20)	(140)	155	(82)	353	(48)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Capital management

Regulatory capital, risk-adjusted assets and capital ratios (1)

	Basel II
	As at
(C$ millions, except percentage amounts)	April 30 2010	January 31 2010	April 30 2009
Capital
Tier 1 capital	$33,427	$32,802	$30,371
Total capital	35,863	35,289	35,387
Risk-adjusted assets
Credit risk	$189,001	$195,731	$211,585
Market risk	22,555	26,136	20,100
Operational risk	37,713	37,149	33,962
Total risk-adjusted assets	$249,269	$259,016	$265,647
Capital ratios
Tier 1 capital	13.4%	12.7%	11.4%
Total capital	14.4%	13.6%	13.3%
Assets-to-capital multiple	16.0X	16.2X	16.3X

(1)	Capital ratios for April 30, 2009 have been updated to reflect a restatement of retained earnings and our adoption of the amendments to CICA Section 3855. For more information, refer to the Changes in accounting policies section of our 2009 Annual Report.

Our capital position remained strong in the second quarter of 2010 largely through internal capital generation from earnings. As a result, our capital ratios remain well above regulatory targets.

Q2 2010 vs. Q2 2009

As at April 30, 2010, our Tier 1 capital ratio was 13.4% and our Total capital ratio was 14.4%.

Our Tier 1 capital ratio was up 200 bps from the prior year, largely due to higher capital from earnings generation and lower risk adjusted assets (RAA).

Our Total capital ratio was up 110 bps, primarily due to the same factors noted under Tier 1 capital, partially offset by a redemption of subordinated debentures.

RAA were down $16.4 billion, or 6%, primarily as a result of the decrease in credit risk RAA reflecting the impact of a stronger Canadian dollar on our foreign currency-denominated assets, reduced credit exposures and refinements in our asset risk classifications.

As at April 30, 2010, our Assets-to-capital multiple was 16.0 times compared to 16.3 times a year ago, mainly due to higher capital from earnings generation, partially offset by the redemption of subordinated debentures.

Q2 2010 vs. Q1 2010

Our Tier 1 capital ratio was up 70 bps from the previous quarter, largely due to lower RAA and earnings generation.

Our Total capital ratio was up 80 bps, mainly due to the same factors noted under Tier 1 capital.

RAA were down $9.7 billion, or 4%, primarily attributable to the decreases in RAA for credit risk and market risk. Credit risk RAA decreased largely due to the impact of a stronger Canadian dollar on our foreign currency-denominated assets. Market risk RAA decreased mainly due to a reduction in average modeled interest rate risk and credit specific risk, as well as decreases in standardized approach charges across numerous portfolios.

Our Assets-to-capital multiple was 16.0 times compared to 16.2 times last quarter, largely due to higher capital from earnings generation.

Selected capital management activity

	For the three months ended April 30, 2010			For the six months ended April 30, 2010
(C$ millions, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount	Issuance or redemption date	Number of shares (000s)	Amount
Tier 1
Common shares issued
Dividend reinvestment plan (DRIP) (1), (2)		–	$–		2,862	$161
Stock option exercised (3)		1,982	64		2,952	95
Tier 2
Redemption of January 25, 2015 subordinated debentures (4)				January 25, 2010		500

(1)	During the three months ended April 30, 2010, we funded our DRIP through open market share purchases.
(2)	During the three months ended January 31, 2010, shares were issued from treasury at a 3% discount from the average closing price of the five trading days preceding the dividend payment date.
(3)	Amount included cash received for stock options exercised during the period, the fair value adjustments to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.
(4)	For further details, refer to Note 9 to our unaudited Interim Consolidated Financial Statements.

24        Royal Bank of Canada        Second Quarter 2010

Selected share data (1)

	As at April 30, 2010
(C$ millions, except number of shares)	Number of shares (000s)	Amount
Common shares outstanding	1,423,424	$13,331
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300
Non-cumulative Series AA	12,000	300
Non-cumulative Series AB	12,000	300
Non-cumulative Series AC	8,000	200
Non-cumulative Series AD	10,000	250
Non-cumulative Series AE	10,000	250
Non-cumulative Series AF	8,000	200
Non-cumulative Series AG	10,000	250
Non-cumulative Series AH	8,500	213
Non-cumulative Series AJ (3)	16,000	400
Non-cumulative Series AL (3)	12,000	300
Non-cumulative Series AN (3)	9,000	225
Non-cumulative Series AP (3)	11,000	275
Non-cumulative Series AR (3)	14,000	350
Non-cumulative Series AT (3)	11,000	275
Non-cumulative Series AV (3)	16,000	400
Non-cumulative Series AX (3)	13,000	325
Treasury shares – preferred	(43)	(1)
Treasury shares – common	(1,887)	(84)
Exchangeable shares of RBC PH&N Holdings Inc.	6,413	324
Stock options
Outstanding	17,192
Exercisable	11,654
Dividends
Common		711
Preferred		65

(1)	For further details about our capital management activity, refer to Note 9 to our unaudited Interim Consolidated Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.

Subsequent to April 30, 2010, we made the following capital-related announcements:

On May 18, 2010, we announced that RBC Capital Trust will redeem all of its issued and outstanding $650 million Trust Capital Securities – Series 2010 (RBC TruCS – Series 2010) at the redemption price plus the indicated distribution. The redemption is expected to be completed on June 30, 2010 and will be financed out of general corporate funds.

On May 18, 2010, we announced our intention to redeem all outstanding $800 million subordinated debentures due June 24, 2015 at par plus accrued interest. The redemption is expected to be completed on June 24, 2010, and will be financed out of general corporate funds.

As at May 21, 2010, the number of outstanding common shares and stock options was 1,423,434,000 and 17,182,000, respectively. As at May 21, 2010, the number of Treasury shares – preferred and Treasury shares – common was 39,000 and 1,887,000, respectively.

Economic Capital

	For the three months ended
(C$ millions, average balances)	April 30 2010	January 31 2010	April 30 2009
Credit risk	$10,100	$9,350	$10,500
Market risk (trading and non-trading)	2,800	3,050	2,550
Operational risk	3,600	3,500	3,450
Business and fixed asset risk	2,500	2,350	2,300
Insurance risk	450	200	150
Risk capital	$19,450	$18,450	$18,950
Goodwill and intangibles	9,950	10,200	12,100
Economic Capital	$29,400	$28,650	$31,050
Under/(over) attribution of capital	3,450	3,800	(500)
Average common equity	$32,850	$32,450	$30,550

Q2 2010 vs. Q2 2009

Economic Capital decreased $1.7 billion from a year ago, largely due to a decrease in goodwill and intangibles. Credit risk also contributed to the decrease. The decrease in both goodwill and intangibles and credit risk was primarily due to the impact of a stronger Canadian dollar on the translation of foreign currency- denominated assets. These factors were partially offset by an increase in insurance risk mainly due to lower diversification benefits, and an increase in trading market risk mainly due to higher capital charges in our securitization portfolio as a result of methodology changes. We expect to see some impact on market risk due to the European crisis in future quarters.

Q2 2010 vs. Q1 2010

Economic Capital increased $750 million from the previous quarter, mainly as a result of an increase in credit risk reflecting business growth and the revision of risk parameters on our retail portfolio, and an increase in insurance risk primarily due to a reduction in diversification benefits. These factors were partially offset by a decrease in trading market risk largely due to increased diversification factors, and a decrease in goodwill and intangibles largely due to the impact of a stronger Canadian dollar on the translation of foreign currency-denominated goodwill.

Liquidity and funding management

Aside from the economic and regulatory factors mentioned in the Risk environment section, there are no other known trends, demands, commitments or events that are currently expected to materially change our liquidity and funding position. There have been no material changes to our liquidity and funding management framework from that described in our 2009 Annual Report.

Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year, increased since last reported as at January 31, 2010 by approximately 1% to 65% of our total deposits.

Credit ratings

The following table presents our major credit ratings and outlooks as at May 26, 2010. On May 25, 2010, Standard & Poor’s (S&P) revised our outlook to positive from stable; otherwise, our ratings and outlooks remain unchanged from March 2, 2010. Our ratings continue to be among the highest of financial institutions globally, and these strong credit ratings support our ability to competitively access unsecured funding markets.

As at May 26, 2010 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s Investors Service (Moody’s)	P-1	Aaa	negative
Standard & Poor’s (S&P)	A-1+	AA-	positive
Fitch Ratings (Fitch)	F1+	AA	stable
DBRS	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.

Royal Bank of Canada        Second Quarter 2010        25

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The following table provides a summary of our future contractual funding commitments.

	April 30					January 31	April 30
	2010					2010	2009
(C$ millions) (1)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$13,574	$20,937	$7,735	$5,417	$47,663	$48,993	$53,004
Covered bonds	87	2,839	3,279	1,775	7,980	6,011	5,606
Subordinated debentures (2)	93	–	195	5,618	5,906	5,957	7,750
	$ 13,754	$23,776	$11,209	$12,810	$61,549	$60,961	$66,360

(1)	The amounts presented above exclude accrued interest except for the category “Within 1 year”.
(2)	On May 18, 2010, we announced our intention to redeem $800 million of our 3.7% subordinated debentures due June 24, 2015, which are included in the “Over 5 years” column presented above. For further details, refer to the Capital management section.

Additional financial information

Total RBC available-for-sale portfolio

As at April 30, 2010, all AFS securities that had unrealized losses were assessed for other-than-temporary impairment. For those debt instruments that, based on management’s judgment, it was not probable that all principal and interest would be recovered, the securities were deemed to be other-than-temporarily impaired and written down to their fair value. For equity securities, where management believes that the fair value will not recover prior to their disposition or where there has been unrealized losses for a protracted period of time, these securities were deemed to be other-than-temporarily impaired and were written down to their fair value. Management believes that the unrealized losses as at April 30, 2010 are temporary in nature and intends to hold these securities until their value recovers, they mature or they are redeemed. Refer to Note 3 to our unaudited Interim Consolidated Financial Statements for details related to our assessment of other-than-temporary impairment on these AFS securities.

Total RBC available-for-sale portfolio

	As at or for the three months ended								For the six months ended
	April 30 2010				January 31 2010		April 30 2009		April 30 2010	April 30 2009
(C$ millions)	Amortized cost (1)	Fair value (1)	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net gains (losses) recognized in income	Net gains (losses) recognized in income
Government and agency	$19,826	$20,161	$335	$(18)	$404	$75	$407	$(17)	$57	$(17)
Mortgage-backed securities	1,545	1,442	(103)	(21)	(219)	11	(780)	(74)	(10)	(77)
Asset-backed securities	3,584	3,497	(87)	(5)	(108)	11	(358)	(28)	6	(43)
Corporate debt and other debt	10,485	10,456	(29)	(10)	1	(17)	(397)	(46)	(27)	(123)
Equities	1,748	1,757	9	40	10	–	(511)	(29)	40	(50)
Loan substitute securities	256	227	(29)	–	(49)	–	(105)	–	–	–
Total	$37,444	$37,540	$96	$(14)	$39	$80	$(1,744)	$(194)	$66	$(310)

(1)	Includes held-to-maturity of $284 million that is grouped with AFS on the balance sheet.

Q2 2010 vs. Q2 2009

The total amortized cost of the AFS securities decreased by $13.9 billion, or 27% from the prior year. The reduction largely reflected the impact of the stronger Canadian dollar, the reduction in holdings of certain AFS securities including certificate of deposits, U.S. agency mortgage-backed securities (MBS) and notes and Government of Canada securities, as well as exiting of positions held in Canadian banks common shares in order to rebalance the portfolio and manage exposures.

As at April 30, 2010, there were net unrealized gains in the AFS portfolio of $96 million, as compared to net unrealized losses of $1.7 billion a year ago. This largely reflected an improvement in the values of most non-government securities primarily due to tightening of credit spreads and lower interest rates.

The net loss of $14 million in current quarter compares to the net loss of $194 million recognized a year ago. The current period net loss included impairment losses of $40 million primarily on corporate trust preferreds and certain private equity holdings and $27 million of writedowns due to management’s intent to sell certain U.S. non-agency and agency MBS. These losses were partially offset by net realized gains of $53 million primarily related to the sale of equities. The net loss of $194 million in the prior year included $89 million impairment losses primarily related to a number of private equity holdings and U.S. non-agency MBS and $35 million of writedowns due to management’s intent to sell certain corporate debt securities and U.S. non-agency MBS, as well as $70 million of net losses on sale of predominantly U.S. non-agency MBS and collateralized loan obligations (CLOs).

Q2 2010 vs. Q2 2009 (Six months ended)

The net gain of $66 million for the six months ended April 30, 2010 compares to the net loss of $310 million recognized a year ago. The current period net gain included $211 million of net realized gains on the sale of U.S. agency securities, common shares, hybrid instruments and U.S. non-agency MBS. These gains were partially offset by $145 million of losses mainly due to impairment of certain common shares, Non-Organisation for Economic Co-operation and Development (OECD) government securities, corporate trust preferreds and certain private equities and writedowns due to management’s intent to sell certain U.S. non-agency and agency MBS.

26        Royal Bank of Canada        Second Quarter 2010

The net loss in the prior year largely reflected losses due to impairment and writedowns due to management’s intent to sell certain U.S. non-agency MBS, private equity holdings and corporate debt securities, as well as realized losses on the sale of U.S. non-agency MBS and CLOs.

Q2 2010 vs. Q1 2010

The total amortized cost of the AFS securities was down by $5.7 billion or 13% from the prior quarter, largely due to the impact of the stronger Canadian dollar as well as a reduction in holding of certain securities including certificate of deposits and U.S. agency MBS.

As at April 30, 2010, the AFS portfolio had net unrealized gains of $96 million compared to $39 million in the prior quarter. The increase largely reflected the recovery of fair values for U.S. non-agency MBS and asset backed securities. The increase in unrealized gains was partially offset by a decline in fair values of Canadian government debt resulting from increasing interest rates.

A net loss of $14 million was recognized in the current quarter, compared to a net gain of $80 million last quarter. The prior quarter gain was largely attributable to realized gains of $158 million primarily related to the sale of U.S. agency securities, Canadian banks common shares, hybrid instruments and U.S. non-agency MBS. These gains were partially offset by $78 million of losses mainly due to impairment of certain common shares and Non-OECD government securities.

Exposures to selected financial instruments

Exposure to U.S. subprime and Alt-A RMBS, CDOs and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our net exposures to U.S. subprime and Alt-A represent .4% of our total assets as at April 30, 2010, which is essentially unchanged from the prior year.

Q2 2010 vs. Q2 2009

Of our total holdings of RMBS, holdings with a fair value of $93 million, net of MBIA Inc. hedging of $218 million, may be exposed to U.S. subprime risk. U.S. subprime RMBS exposures decreased $55 million from last year. Of this potential exposure, over 59% of our related holdings are rated A. As at April 30, 2010, U.S. subprime RMBS holdings rated AAA, on a net basis, comprised 25% of total U.S. subprime RMBS holdings, compared to 51% in the prior year. Exposure to U.S. subprime loans was $424 million as at April 30, 2010, representing less than .06% of total assets.

Of our total holdings of RMBS, holdings with a fair value of $1.2 billion, net of hedging, may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures decreased $42 million from the prior year, mainly reflecting the impact of the stronger Canadian dollar. Approximately 44% of these RMBS were issued during 2006 and 2007. Our exposure to U.S. Alt-A loans was $1.1 billion as at April 30, 2010, representing .17% of total assets.

Of our total holdings of collateralized debt obligations (CDOs), holdings of $24 million, net of MBIA hedging of $4 million, may be exposed to U.S. subprime or Alt-A risk, a decrease of $14 million from the prior year.

The fair value of our Corporate CDOs, net of hedging, was $247 million as at April 30, 2010, a decrease of $26 million from the prior year, reflecting the stronger Canadian dollar.

Net exposure to U.S. Subprime and Alt-A through RMBS, CDOs and mortgages

	As at April 30, 2010
(C$ millions)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$311	$1,237	$28	$1,576
Fair value of securities net of hedging by rating
AAA	$23	$204	$–
AA	27	193	–
A	5	96	–
BBB	–	47	–
Below BBB- (1)	38	697	24
Total	$93	$1,237	$24	$1,354
Fair value of securities net of hedging by vintage
2003 (or before)	$18	$319	$–
2004	11	78	–
2005	44	291	20
2006	20	193	4
2007	–	356	–
Total	$ 93	$1,237	$24	$1,354
Amortized cost of subprime/Alt-A mortgages (whole loans)	$200	$773	$–	$973
Amortized cost of subprime/Alt-A RMBS securities transferred to loans under Section 3855	$224	$361	$–	$585
Total subprime and Alt-A exposures, net of hedging	$517	$2,371	$24	$2,911

Sensitivities of fair value of securities, net of hedging, to changes in assumptions:

100bp increase in credit spread	$(4)	$(32)
100bp increase in interest rates	(2)	(50)
20% increase in default rates	(2)	(20)
25% decrease in pre-payment rates	(1)	(76)

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at April 30, 2010, refer to the Off-balance sheet arrangements section.

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment grade financing and non-investment grade financing where there is no private equity sponsor involvement. Our total commitments, combined funded and unfunded, as at April 30, 2010 were $4,042 million or .6% of total assets, compared to $4,150 million or .6% of total assets a year ago, mainly reflecting the stronger Canadian dollar.

Royal Bank of Canada        Second Quarter 2010        27

Direct and indirect monoline insurance

We have direct monoline insurance on subprime and non-subprime assets as presented below.

Direct monoline insurance

	As at April 30, 2010
(C$ millions)	Principal/ notional	Fair value
MBIA	$3,842	$492
Financial Security Assurance Holdings Ltd. (FSA)	268	21
Syncora Holdings Ltd. (Formerly XL Capital Ltd.)	243	11
AMBAC Financial Group (AMBAC)	102	–
Total	$4,455	$524

As at April 30, 2010, we held monoline insurance protection of $4,455 million against default of the issuer or counterparty on both subprime and non-subprime trading assets with a recorded fair value of $524 million, net of credit valuation adjustments. Our valuation methodology related to our MBIA Inc. exposure is unchanged from the prior quarter while we have updated our parameter estimates to reflect current market conditions.

We also have indirect monoline insurance exposure through assets that we hold and liquidity facilities that we provide. Monoline insurers provide bond insurance for third-party originated assets that we hold, such as U.S. municipal bonds, ARS, interest rate swaps and public infrastructure bonds. In these cases, we obtain a benefit from the insurance protection. The principal/ notional value of these assets as at April 30, 2010 is $1,482 million. The majority of these assets are held in our trading book, with changes in fair value reflected in Non-interest income – Trading revenue, and the implied value of the insurance is reflected in the fair value of the asset. In addition, we provide liquidity facilities of $175 million to certain of our customers in respect of their bond issuance programs where monoline insurance was purchased as part of that program of which $nil was drawn as of April 30, 2010.

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of commercial mortgage-backed securities was $266 million as at April 30, 2010.

Assets and liabilities measured at fair value

There were no material transfers in or out of levels 1, 2 or 3 in the current quarter, as classified by the fair value hierarchy set out in Section 3862, Financial Instruments – Disclosures. For further details, refer to Note 2 to our unaudited Interim Consolidated Financial Statements.

Accounting matters and controls

Critical accounting policies and estimates

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 to our 2009 Annual Consolidated Financial Statements. Our critical accounting policies and estimates are detailed on pages 63 to 65 of our 2009 Annual Report.

Changes in accounting policies and estimates – U.S. GAAP

On February 1, 2010, we adopted Accounting Standards Update (ASU) 2010-06, Fair value Measurements and Disclosures, which amends Topic 820 to expand the disclosure about transfers into and out of Levels 1 and 2 and separate disclosure about purchases, sales, issuances and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.

In addition, several new U.S. GAAP accounting pronouncements issued by the Financial Accounting Standard Board (FASB) became effective for us on November 1, 2009 but the impact of adopting these pronouncements is not material to our consolidated financial position or results of operations. For further details about the new U.S. GAAP pronouncements, refer to Note 16, Reconciliation of Canadian and United States generally accepted accounting policies, to our unaudited interim Consolidated Financial Statements.

Future adoption of International Financial Reporting Standards (IFRS)

This update to our IFRS adoption should be read in conjunction with the discussion on pages 66 and 67 in our 2009 Annual Report.

We have completed an assessment of the scope and complexity of our transition to IFRS and are currently in the process of modifying policies, processes, and systems across the enterprise to enable consolidated financial reporting under IFRS effective for fiscal 2012, with comparatives for fiscal 2011. We will follow the specific transitional provisions found in IFRS 1 – First Time Adoption of IFRS, which provides the framework for the first time adoption of IFRS and specifies that, in general, an entity shall apply the principles under IFRS retrospectively but with certain exemptions from retrospective application in areas where it would be operationally impracticable.

As discussed in our 2009 Annual Report, areas that are expected to have the greatest financial and capital impacts include balance sheet de-recognition and consolidation, business combinations, and cumulative foreign currency translation differences. Of these areas of focus, we have found derecognition and consolidation to be the most complex IFRS differences.

Under IFRS, the approach to derecognition of financial assets is significantly different from the approach under Canadian GAAP. IFRS requires consideration of the risks and rewards of ownership with a secondary focus on control over transferred assets. Under Canadian GAAP, a legal form focused on the ability to shield assets from bankruptcy is applied. We have not yet completed our assessment of the impact of transitioning to the IFRS asset derecognition model but our preliminary conclusions indicate that total assets on our balance sheet will increase, primarily due to our participation in mortgage sales though the Canadian Mortgage Bond Program and Canada National Housing Act MBS Auction Program.

Under IFRS, consolidation of an entity is based solely on applying the principle of control as opposed to voting control or variable interests. This change in policy will result in certain entities that were not consolidated under Canadian GAAP to be consolidated under IFRS, due to our legal or contractual rights to control the entity, as defined by IFRS. We have completed our initial assessment of existing structures and we continue to monitor these structures for changes in business activities as well as evaluate consolidation impacts for any new structures.

Transition to IFRS is not expected to have a material impact on our processes and information systems. Key items identified to date are limited to the need to track IFRS adjustments for the 2011 comparative year and creation or modification of certain reports to assist in preparing incremental note disclosures required by IFRS. The impact on internal control over financial reporting is currently being assessed in light of changes in both transaction-level accounting policies and changes in financial reporting disclosure requirements.

28        Royal Bank of Canada        Second Quarter 2010

The IFRS Program continues to facilitate education and training sessions designed to support the personnel involved in the conversion process and those with on-going financial reporting responsibilities. Additionally, the IFRS Program includes frequent communication with the Audit Committee of the Board of Directors, which encompasses a review of conversion progress, discussion of potential transition and ongoing business impacts, and an overview of developments in accounting and regulatory guidance related to IFRS.

Disclosure controls and procedures

As at April 30, 2010, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and

Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as at April 30, 2010.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended April 30, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Key performance and non-GAAP measures

Key performance measures

Tier 1 common ratio

We use the Tier 1 common ratio in conjunction with regulatory capital ratios to evaluate our capital adequacy specifically related to common equity. This ratio is calculated consistent with a stress testing measure used by the U.S. Federal Reserve for U.S. banks in determining capital adequacy under certain adverse scenarios except that our calculation of Tier 1 common capital is based on the Basel II methodology as detailed in the Capital management section of our 2009 Annual Report. We believe that the Tier 1 common ratio is a useful supplemental measure of capital adequacy. The Tier 1 common ratio does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following table provides a calculation of our Tier 1 common ratio.

	As at
	April 30	January 31	April 30
(C$ millions, except percentage amounts)	2010	2010	2009
Tier 1 capital	$33,427	$32,802	$30,371
Less: Qualifying other NCI in subsidiaries	353	354	356
Innovative Tier 1 capital instruments (1)	3,999	3,983	4,139
Non-cumulative First Preferred shares (1)	4,811	4,812	4,811
Tier 1 common capital	$24,264	$23,653	$21,065
Risk-adjusted assets	$249,269	$259,016	$265,647
Tier 1 common ratio	9.7%	9.1%	7.9%

(1)	Net of treasury shares.

Royal Bank of Canada        Second Quarter 2010        29

Return on common equity and Return on risk capital

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, ROE and return on risk capital (RORC). We use ROE and RORC, at both the consolidated and business segment levels, as measures of return on total capital invested in our businesses. The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. RORC does not have standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2009 Annual Report.

The following table provides a summary of our ROE and RORC calculations.

	For the three months ended							For the three months ended
	April 30 2010							January 31 2010	April 30 2009
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income (loss) available to common shareholders	$719	$83	$104	$(40)	$487	$(89)	$1,264	$1,433	$(105)
Average risk capital (2)	$6,550	$950	$1,400	$3,000	$6,750	$800	$19,450	$18,450	$18,950
add: Under/(over) attribution of capital	–	–	–	–	–	3,450	3,450	3,800	(500)
Goodwill and intangible capital	2,000	2,600	150	3,550	1,000	650	9,950	10,200	12,100
Average common equity (3)	$8,550	$3,550	$1,550	$6,550	$7,750	$4,900	$32,850	$32,450	$30,550
add: Impact of goodwill impairment charge	–	–	–	–	–	–	–	–	250
Average common equity, excluding goodwill	$8,550	$3,550	$1,550	$6,550	$7,750	$4,900	$32,850	$32,450	$30,800
ROE	34.6%	9.6%	27.2%	(2.5)%	25.8%	n.m.	15.8%	17.5%	(1.4)%
add: Impact of goodwill impairment charge	–	–	–	–	–	–	–	–	13.3%
ROE	34.6%	9.6%	27.2%	(2.5)%	25.8%	n.m.	15.8%	17.5%	11.9%

	For the six months ended							For the six months ended
	April 30 2010							April 30 2009
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total
Net income (loss) available to common shareholders	$1,481	$294	$219	$(110)	$1,042	$(229)	$2,697	$964
Average risk capital (2)	$6,100	$1,050	$1,250	$2,850	$7,050	$650	$18,950	$18,850
add: Under/(over) attribution of capital	–	–	–	–	–	3,600	3,600	(1,200)
Goodwill and intangible capital	2,000	2,650	150	3,650	1,000	650	10,100	12,150
Average common equity (3)	$8,100	$3,700	$1,400	$6,500	$8,050	$4,900	$32,650	$29,800
add: Impact of goodwill impairment charge	–	–	–	–	–	–	–	150
Average common equity, excluding goodwill	$8,100	$3,700	$1,400	$6,500	$8,050	$4,900	$32,650	$29,950
ROE	37.0%	16.0%	31.0%	(3.4)%	26.1%	n.m.	16.7%	6.5%
add: Impact of goodwill impairment charge	–	–	–	–	–	–	–	6.7%
ROE	37.0%	16.0%	31.0%	(3.4)%	26.1%	n.m.	16.7%	13.2%

(1)	Average risk capital, Goodwill and intangible capital, and Average common equity represent rounded figures. ROE and RORC are based on actual balances before rounding. These are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Operational and Business and fixed assets, and Insurance risk capital. For further details, refer to the Capital management section.
(3)	The amounts for the segments are referred to as attributed capital or Economic Capital.
n.m.	not meaningful

30        Royal Bank of Canada        Second Quarter 2010

Non-GAAP measures

Results excluding the goodwill impairment charge

In the second quarter of 2009, we recorded a goodwill impairment charge of $1 billion (US$838 million) on both a before and after-tax basis. The following table provides a reconciliation of our results for 2009 to exclude the goodwill impairment charge for the three, and six, months ended April 30, 2009.

We believe that excluding the goodwill impairment charge is more reflective of ongoing operating results, will provide readers with a better understanding of management’s perspective on our performance, and should enhance the comparability of our financial performance for the three and six months ended April 30, 2010 with the corresponding periods in the prior year.

These measures are non-GAAP, do not have standardized meanings under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

	For the three months ended			For the six months ended
	April 30, 2009			April 30, 2009 (1)
(C$ millions, except percentage and per share amounts)	As reported	Goodwill impairment charge	Excluded Goodwill impairment charge	As reported	Goodwill impairment charge	Excluded Goodwill impairment charge
Income before income taxes	$254	$1,000	$1,254	$1,833	$1,000	$2,833
Income taxes	266	–	266	730	–	730
Net (loss) income before NCI	$(12)	$1,000	$988	$1,103	$1,000	$2,103
NCI in net income of subsidiaries	38	–	38	43	–	43
Net (loss) income	$(50)	$1,000	$950	$1,060	$1,000	$2,060
Preferred dividends	(55)	–	(55)	(96)	–	(96)
Net (loss) income available to common shareholders	$(105)	$1,000	$895	$964	$1,000	$1,964
Average number of common shares (thousands)	1,405,772		1,405,772	1,385,995		1,385,995
Basic (loss) earnings per share (in dollars)	$(.07)	$.71	$.64	$.70	$.72	$1.42
Average number of diluted common shares (thousands)	1,417,038		1,417,038	1,397,831		1,397,831
Diluted (loss) earnings per share (in dollars)	$(.07)	$.71	$.63	$.69	$.72	$1.40
Average common equity	$30,550		$30,800	$29,800		$29,950
ROE (2)	(1.4)%		11.9%	6.5%		13.2%
Effective income tax rate	104.7%		21.2%	39.8%		25.8%

(1)	During 2009, we reclassified certain securities to loans in accordance with the amendments to CICA Handbook section 3855. For the first six months of 2009, the reclassification increased our previously disclosed net income of $1,003 million to $1,060 million, and increased our EPS, diluted EPS and ROE by $.05, $.04 and 30 bps, respectively. For the detailed impact, refer to the CICA section 3855 – reclassification of securities to loans section on page 58 of our 2009 Annual Report.
(2)	Based on actual balances before rounding.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2009. For further information, refer to Note 27 to our 2009 Annual Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2010        31

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

(C$ millions)	April 30 2010	January 31 2010	October 31 2009	April 30 2009 (1)
Assets

Cash and due from banks	$8,757	$9,535	$8,353	$9,342
Interest-bearing deposits with banks	8,888	7,264	8,923	11,297
Securities
Trading	150,696	146,212	140,062	126,101
Available-for-sale	37,540	43,204	46,210	49,575
	188,236	189,416	186,272	175,676
Assets purchased under reverse repurchase agreements and securities borrowed	52,804	49,585	41,580	42,290
Loans
Retail	213,241	208,282	205,224	193,195
Wholesale	72,940	76,221	78,927	88,713
	286,181	284,503	284,151	281,908
Allowance for loan losses	(3,112)	(3,180)	(3,188)	(2,949)
	283,069	281,323	280,963	278,959
Other
Customers’ liability under acceptances	7,669	7,966	9,024	11,146
Derivatives	78,066	85,828	92,173	123,259
Premises and equipment, net	2,366	2,372	2,367	2,418
Goodwill	8,021	8,279	8,368	8,819
Other intangibles	1,861	1,952	2,033	2,150
Other assets	15,399	15,979	14,933	15,158
	113,382	122,376	128,898	162,950
	$655,136	$659,499	$654,989	$680,514
Liabilities and shareholders’ equity

Deposits
Personal	$156,173	$155,865	$152,328	$146,476
Business and government	224,418	221,431	220,772	239,580
Bank	17,249	17,399	25,204	25,771
	397,840	394,695	398,304	411,827
Other
Acceptances	7,669	7,966	9,024	11,146
Obligations related to securities sold short	46,560	48,833	41,359	35,540
Obligations related to assets sold under repurchase agreements and securities loaned	41,630	42,571	35,150	28,871
Derivatives	77,859	81,246	84,390	110,284
Insurance claims and policy benefit liabilities	9,450	9,297	8,922	8,002
Other liabilities	26,610	27,874	31,007	29,009
	209,778	217,787	209,852	222,852
Subordinated debentures	5,813	5,896	6,461	7,629
Trust capital securities	1,398	1,386	1,395	1,398
Non-controlling interest in subsidiaries	2,243	2,101	2,071	2,150
Shareholders’ equity
Preferred shares	4,813	4,813	4,813	4,813
Common shares (shares issued – 1,423,423,740; 1,421,442,344; 1,417,609,720; and 1,408,392,720)	13,331	13,267	13,075	12,730
Contributed surplus	228	233	246	239
Treasury shares – preferred (shares held – 42,700; 27,800; 64,600; and 93,900)	(1)	(1)	(2)	(2)
– common (shares held – 1,886,940; 1,881,595; 2,126,699 and 1,630,407)	(84)	(84)	(95)	(78)
Retained earnings	21,860	21,307	20,585	19,352
Accumulated other comprehensive (loss)	(2,083)	(1,901)	(1,716)	(2,396)
	38,064	37,634	36,906	34,658
	$655,136	$659,499	$654,989	$680,514

(1)	Comparative information has been restated due to the implementation of amendments to CICA Handbook Section 3855 issued in August, 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

32        Royal Bank of Canada        Second Quarter 2010

Consolidated Statements of Income (unaudited)

	For the three months ended			For the six months ended
(C$ millions)	April 30 2010	January 31 2010	April 30 2009	April 30 2010	April 30 2009 (1)
Interest income
Loans	$3,250	$3,344	$3,287	$6,594	$6,895
Securities	1,175	1,219	1,560	2,394	3,303
Assets purchased under reverse repurchase agreements and securities borrowed	98	93	242	191	635
Deposits with banks	13	10	43	23	129
	4,536	4,666	5,132	9,202	10,962
Interest expense
Deposits	1,216	1,217	1,699	2,433	4,050
Other liabilities	550	623	443	1,173	989
Subordinated debentures	71	79	92	150	193
	1,837	1,919	2,234	3,756	5,232
Net interest income	2,699	2,747	2,898	5,446	5,730

Non-interest income
Insurance premiums, investment and fee income	1,325	1,383	1,232	2,708	2,578
Trading revenue	393	750	781	1,143	734
Investment management and custodial fees	432	440	384	872	803
Mutual fund revenue	376	397	349	773	705
Securities brokerage commissions	315	338	355	653	676
Service charges	358	360	356	718	714
Underwriting and other advisory fees	250	311	213	561	412
Foreign exchange revenue, other than trading	141	132	129	273	296
Card service revenue	128	134	164	262	382
Credit fees	139	173	133	312	246
Securitization revenue	147	197	465	344	813
Net (loss) gain on available-for-sale securities	(14)	77	(195)	63	(313)
Other	278	(105)	(503)	173	48
Non-interest income	4,268	4,587	3,863	8,855	8,094
Total revenue	6,967	7,334	6,761	14,301	13,824
Provision for credit losses	504	493	974	997	1,760
Insurance policyholder benefits, claims and acquisition expense	1,096	1,130	958	2,226	2,034

Non-interest expense
Human resources	2,198	2,377	2,189	4,575	4,479
Equipment	243	248	273	491	528
Occupancy	256	255	267	511	518
Communications	214	187	203	401	373
Professional fees	144	124	131	268	256
Outsourced item processing	79	72	82	151	154
Amortization of other intangibles	122	120	116	242	226
Other	316	243	314	559	663
	3,572	3,626	3,575	7,198	7,197
Goodwill impairment charge	–	–	1,000	–	1,000
Income before income taxes	1,795	2,085	254	3,880	1,833
Income taxes	443	565	266	1,008	730
Net income (loss) before non-controlling interest	1,352	1,520	(12)	2,872	1,103
Non-controlling interest in net income of subsidiaries	23	23	38	46	43

Net income (loss)	$1,329	$1,497	$(50)	$2,826	$1,060
Preferred dividends	(65)	(64)	(55)	(129)	(96)
Net income (loss) available to common shareholders	$1,264	$1,433	$(105)	$2,697	$964
Average number of common shares (in thousands)	1,420,375	1,418,146	1,405,772	1,419,242	1,385,995
Basic earnings (loss) per share (in dollars)	$.89	$1.01	$(.07)	$1.90	$.70
Average number of diluted common shares (in thousands)	1,434,232	1,432,179	1,417,038	1,433,189	1,397,831
Diluted earnings (loss) per share (in dollars)	$.88	$1.00	$(.07)	$1.88	$.69
Dividends per share (in dollars)	$.50	$.50	$.50	$1.00	$1.00

(1)	Comparative information has been restated due to the implementation of amendments to CICA Handbook Section 3855 issued in August, 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2010        33

Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the six months ended
(C$ millions)	April 30 2010	January 31 2010	April 30 2009	April 30 2010	April 30 2009 (1)
Comprehensive income
Net income (loss)	$1,329	$1,497	$(50)	$2,826	$1,060

Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	168	8	133	176	(250)
Reclassification of (gains) losses on available-for-sale securities to income	(135)	(46)	52	(181)	122
Net change in unrealized gains (losses) on available-for-sale securities	33	(38)	185	(5)	(128)
Unrealized foreign currency translation (losses)	(1,601)	(461)	(784)	(2,062)	(632)
Reclassification of (gains) losses on foreign currency translation to income	(2)	–	2	(2)	1
Net foreign currency translation gains from hedging activities	1,338	385	613	1,723	594
Foreign currency translation adjustments	(265)	(76)	(169)	(341)	(37)
Net gains (losses) on derivatives designated as cash flow hedges	42	(54)	76	(12)	35
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	8	(17)	(11)	(9)	(12)
Net change in cash flow hedges	50	(71)	65	(21)	23
Other comprehensive (loss) income	(182)	(185)	81	(367)	(142)
Total comprehensive income	$1,147	$1,312	$31	$2,459	$918

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

(C$ millions)	April 30 2010	January 31 2010	April 30 2009 (1)	April 30 2010	April 30 2009 (1)
Preferred shares
Balance at beginning of period	$4,813	$4,813	$3,813	$4,813	$2,663
Issued	–	–	1,000	–	2,150
Balance at end of period	4,813	4,813	4,813	4,813	4,813
Common shares
Balance at beginning of period	13,267	13,075	12,694	13,075	10,384
Issued	64	192	36	256	2,346
Balance at end of period	13,331	13,267	12,730	13,331	12,730
Contributed surplus
Balance at beginning of period	233	246	242	246	242
Renounced stock appreciation rights	–	–	(3)	–	(3)
Stock-based compensation awards	(3)	(7)	–	(10)	(8)
Other	(2)	(6)	–	(8)	8
Balance at end of period	228	233	239	228	239
Treasury shares – preferred
Balance at beginning of period	(1)	(2)	(2)	(2)	(5)
Sales	2	2	2	4	7
Purchases	(2)	(1)	(2)	(3)	(4)
Balance at end of period	(1)	(1)	(2)	(1)	(2)
Treasury shares – common
Balance at beginning of period	(84)	(95)	(88)	(95)	(104)
Sales	5	45	11	50	39
Purchases	(5)	(34)	(1)	(39)	(13)
Balance at end of period	(84)	(84)	(78)	(84)	(78)
Retained earnings
Balance at beginning of period	21,307	20,585	20,183	20,585	19,816
Transition adjustment – Financial instruments	–	–	–	–	66
Net income	1,329	1,497	(50)	2,826	1,060
Preferred share dividends	(65)	(64)	(55)	(129)	(96)
Common share dividends	(711)	(710)	(704)	(1,421)	(1,406)
Issuance costs and other	–	(1)	(22)	(1)	(88)
Balance at end of period	21,860	21,307	19,352	21,860	19,352
Accumulated other comprehensive (loss) income
Transition adjustment – Financial instruments	59	59	59	59	59
Unrealized gains and losses on available-for-sale securities	(81)	(114)	(1,196)	(81)	(1,196)
Unrealized foreign currency translation gains and losses, net of hedging activities	(1,715)	(1,450)	(839)	(1,715)	(839)
Gains and losses on derivatives designated as cash flow hedges	(346)	(396)	(420)	(346)	(420)
Balance at end of period	(2,083)	(1,901)	(2,396)	(2,083)	(2,396)
Retained earnings and Accumulated other comprehensive income	19,777	19,406	16,956	19,777	16,956
Shareholders’ equity at end of period	$38,064	$37,634	$34,658	$38,064	$34,658

(1)	Comparative information has been restated due to the implementation of amendments to CICA Handbook Section 3855 issued in August, 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

34        Royal Bank of Canada        Second Quarter 2010

Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the six months ended
(C$ millions)	April 30 2010	January 31 2010	April 30 2009	April 30 2010	April 30 2009 (1)
Cash flows from operating activities
Net income (loss)	$1,329	$1,497	$(50)	$2,826	$1,060
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	504	493	974	997	1,760
Depreciation	97	99	98	196	193
Future income taxes	(99)	129	(227)	30	(486)
Impairment of goodwill and amortization of other intangibles	122	120	1,116	242	1,226
Loss (gain) on sale of premises and equipment	27	14	(3)	41	(7)
Gain on securitizations	(16)	(33)	(461)	(49)	(826)
(Gain) loss on available-for-sale securities	(52)	(158)	70	(210)	58
Writedown of available-for-sale securities	66	78	124	144	252
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	153	375	122	528	617
Net change in accrued interest receivable and payable	383	(363)	433	20	35
Current income taxes	611	(1,877)	1,444	(1,266)	1,669
Derivative assets	7,762	6,345	21,117	14,107	12,875
Derivative liabilities	(3,387)	(3,144)	(19,912)	(6,531)	(18,421)
Trading securities	(3,415)	(4,015)	(4,807)	(7,430)	(475)
Net change in brokers and dealers receivable and payable	(521)	262	754	(259)	3,663
Other	573	(934)	1,725	(361)	(289)
Net cash (used in) from operating activities	4,137	(1,112)	2,517	3,025	2,904
Cash flows from investing activities
Change in interest-bearing deposits with banks	(1,624)	1,659	4,065	35	8,744
Change in loans, net of securitizations	(4,864)	(4,141)	(2,612)	(9,005)	(7,385)
Proceeds from securitizations	1,018	1,650	8,744	2,668	16,541
Proceeds from sale of available-for-sale securities	1,949	4,821	2,347	6,770	7,557
Proceeds from maturity of available-for-sale securities	10,163	9,257	4,280	19,420	7,137
Purchases of available-for-sale securities	(6,919)	(11,283)	(7,287)	(18,202)	(17,996)
Net acquisitions of premises and equipment and software	(181)	(172)	(230)	(353)	(386)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(3,219)	(8,005)	(1,360)	(11,224)	2,528
Net cash used in acquisitions	–	(2)	(27)	(2)	(27)
Net cash (used in) from investing activities	(3,677)	(6,216)	7,920	(9,893)	16,713
Cash flows from financing activities
Change in deposits	3,145	(3,609)	(11,494)	(464)	(27,219)
Repayment of subordinated debentures	–	(500)	(159)	(500)	(659)
Issue of preferred shares	–	–	1,000	–	2,150
Issue of common shares	58	28	17	86	2,327
Sales of treasury shares	7	47	13	54	46
Purchase of treasury shares	(7)	(35)	(3)	(42)	(17)
Dividends paid	(774)	(610)	(727)	(1,384)	(1,423)
Issuance costs	–	–	(16)	–	(77)
Dividends/distributions paid by subsidiaries to non-controlling interests	(46)	–	(1)	(46)	(2)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(941)	7,421	(3,499)	6,480	(3,182)
Change in obligations related to securities sold short	(2,273)	7,474	3,839	5,201	8,033
Redemption of trust preferred notes	–	–	–	–	–
Change in short-term borrowings of subsidiaries	(230)	(1,685)	(191)	(1,915)	(1,368)
Net cash from (used in) financing activities	(1,061)	8,531	(11,221)	7,470	(21,391)
Effect of exchange rate changes on cash and due from banks	(177)	(21)	(73)	(198)	30
Net change in cash and due from banks	(778)	1,182	(857)	404	(1,744)
Cash and due from banks at beginning of period	9,535	8,353	10,199	8,353	11,086
Cash and due from banks at end of period	$ 8,757	$9,535	$9,342	$8,757	$9,342
Supplemental disclosure of cash flow information
Amount of interest paid in period	$ 1,601	$2,379	$2,193	$3,980	$5,778
Amount of income taxes (recovery) paid in period	$ 1,040	$2,517	$(19)	$3,557	$(212)

(1)	Comparative information has been restated due to the implementation of amendments to CICA Handbook Section 3855 issued in August, 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2010        35

Notes to the Interim Consolidated Financial Statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share and percentage amounts)

These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31, 2009 (2009 Annual Consolidated Financial Statements). Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the 2009 Annual Consolidated Financial Statements, and the accompanying notes included on pages 81 to 146 in our 2009 Annual Report to Shareholders. In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Significant accounting changes

No new significant accounting changes were effective for us this quarter.

Future accounting changes

Business Combinations, Consolidated Financial Statements, Non-controlling Interests and Embedded Prepayment Option – Amendments to: Financial Instruments – Recognition and Measurement, Section 3855.

In 2009, the Canadian Institute of Chartered Accountants (CICA) issued three new accounting standards: Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and

Section 1602, Non-controlling Interests and provided a clarification to Section 3855 with respect to the embedded prepayment options. These new standards will be applicable to us on November 1, 2011. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements for details.

International Financial Reporting Standards (IFRS)

The CICA has announced that Canadian GAAP for publicly accountable enterprises will be replaced with IFRS over a transition period expected to end in 2011. We will begin reporting our financial statements in accordance with IFRS on November 1, 2011.

Note 2: Fair values of financial instruments

Carrying value and fair value of the selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments.

	As at April 30, 2010
	Carrying value and fair value of			Carrying value	Fair value	Available- for-sale instruments measured at cost (1)	Total carrying amount	Total fair value
	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for-trading	Available- for-sale instruments measured at fair value	Loans and receivables and non- trading liabilities	Loans and receivables and non- trading liabilities
Financial assets
Securities
Trading	$133,586	$17,110	$–	$–	$–	$–	$150,696	$150,696
Available-for-sale	–	–	36,177	–	–	1,363	37,540	37,540
Total securities	$133,586	$17,110	$36,177	$–	$–	$1,363	$188,236	$188,236
Assets purchased under reverse repurchase agreements and securities borrowed	$–	$27,288	$–	$25,516	$25,516	$–	$52,804	$52,804
Loans
Retail	$–	$–	$–	$211,839	$209,029	$–	$211,839	$209,029
Wholesale	–	2,433	–	68,797	65,580	–	71,230	68,013
Total loans	$–	$2,433	$–	$280,636	$274,609	$–	$283,069	$277,042
Other
Derivatives	$78,066	$–	$–	$–	$–	$–	$78,066	$78,066
Other assets	–	301	–	16,963	16,963	–	17,264	17,264
Financial liabilities
Deposits
Personal	$–	$3,261	$–	$152,912	$154,083	$–	$156,173	$157,344
Business and government (2)	–	46,811	–	177,607	177,427	–	224,418	224,238
Bank (3)	–	5,961	–	11,288	11,288	–	17,249	17,249
Total deposits	$–	$56,033	$–	$341,807	$342,798	$–	$397,840	$398,831
Other
Obligations related to securities sold short	$46,560	$–	$–	$–	$–	$–	$46,560	$46,560
Obligations related to assets sold under repurchase agreements and securities loaned	–	27,174	–	14,456	14,456	–	41,630	41,630
Derivatives (4)	77,859	–	–	–	–	–	77,859	77,859
Other liabilities	(271)	160	–	27,096	27,096	–	26,985	26,985
Subordinated debentures	–	100	–	5,713	5,604	–	5,813	5,704
Trust capital securities	–	–	–	1,398	1,444	–	1,398	1,444

(1)	Includes the nominal value of our held-to-maturity investments which are carried at amortized cost.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.
(4)	Includes stable value contracts on $169 million of bank-owned life insurance policies and $2 million of 401(k) plans.

36        Royal Bank of Canada        Second Quarter 2010

Note 2: Fair values of financial instruments (continued)

	As at October 31, 2009
	Carrying value and fair value of			Carrying value	Fair value	Available- for-sale instruments measured at cost (1)	Total carrying amount	Total fair value
	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for-trading	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities
Financial assets
Securities
Trading	$127,394	$12,668	$–	$–	$–	$–	$140,062	$140,062
Available-for-sale	–	–	44,850	–	–	1,360	46,210	46,210
Total securities	$127,394	$12,668	$44,850	$–	$–	$1,360	$186,272	$186,272
Assets purchased under reverse repurchase agreements and securities borrowed	$–	$18,911	$–	$22,669	$22,669	$–	$41,580	$41,580
Loans
Retail	$–	$–	$–	$203,856	$201,166	$–	$203,856	$201,166
Wholesale	–	2,818	–	74,289	69,712	–	77,107	72,530
Total loans	$–	$2,818	$–	$278,145	$270,878	$–	$280,963	$273,696
Other
Derivatives	$92,173	$–	$–	$–	$–	$–	$92,173	$92,173
Other assets	–	244	–	18,590	18,590	–	18,834	18,834
Financial liabilities
Deposits
Personal	$–	$2,605	$–	$149,723	$151,051	$–	$152,328	$153,656
Business and government (2)	–	40,335	–	180,437	180,354	–	220,772	220,689
Bank (3)	–	10,880	–	14,324	14,324	–	25,204	25,204
Total deposits	$–	$53,820	$–	$344,484	$345,729	$–	$398,304	$399,549
Other
Obligations related to securities sold short	$41,359	$–	$–	$–	$–	$–	$41,359	$41,359
Obligations related to assets sold under repurchase agreements and securities loaned	–	21,628	–	13,522	13,522	–	35,150	35,150
Derivatives (4)	84,390	–	–	–	–	–	84,390	84,390
Other liabilities	–	240	–	33,757	33,757	–	33,997	33,997
Subordinated debentures	–	110	–	6,351	6,262	–	6,461	6,372
Trust capital securities	–	–	–	1,395	1,482	–	1,395	1,482

(1)	Includes the nominal value of our held-to-maturity investments which are carried at amortized cost.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.
(4)	Includes stable value contracts on $257 million of bank-owned life insurance policies and $3 million of 401(k) plans.

Financial instruments designated as held-for-trading using the fair value option

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets. Refer to Note 2 to our 2009 Annual Consolidated Financial Statements for the valuation methodology of changes in fair value due to changes in credit risk.

	April 30, 2010
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2009 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2009	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$3,056	$3,056	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	27,288	27,288	–	–	–	–	–
Loans – Wholesale	2,433	2,428	–	(218)	346	(3)	(1)
Total	$32,777	$32,772	$–	$(218)	$346	$(3)	$(1)

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

	April 30, 2009
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2008 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2008	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$4,050	$4,050	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	18,045	18,045	–	–	–	–	–
Loans – Wholesale	4,409	4,409	34	(126)	838	(51)	16
Total	$26,504	$26,504	$34	$(126)	$838	$(51)	$16

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

Royal Bank of Canada        Second Quarter 2010        37

Note 2: Fair values of financial instruments (continued)

The following tables present changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturities and carrying amounts. Refer to

Note 2 to our 2009 Annual Consolidated Financial Statements for the valuation methodologies of these liabilities and changes in fair value attributable to changes in our credit spreads.

	April 30, 2010
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2009 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$3,261	$3,261	$–	$(8)	$(14)
Business and government (2)	46,749	46,811	62	(26)	(83)
Bank (3)	5,961	5,961	–	–	(1)
Total term deposits	$55,971	$56,033	$62	$(34)	$(98)
Obligations related to assets sold under repurchase agreements and securities loaned	27,174	27,174	–	–	–
Other liabilities	160	160	–	–	–
Subordinated debentures	108	100	(8)	(1)	(13)
Total	$83,413	$83,467	$54	$(35)	$(111)

(1)	The cumulative change attributable to changes in our credit spreads is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

	April 30, 2009
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2008 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$764	$739	$(25)	$13	$(33)
Business and government (2)	47,239	47,249	10	282	(282)
Bank (3)	8,861	8,861	–	–	(4)
Total term deposits	$56,864	$56,849	$(15)	$295	$(319)
Obligations related to assets sold under repurchase agreements and securities loaned	15,722	15,723	1	–	–
Subordinated debentures	121	87	(34)	6	(43)
Total	$72,707	$72,659	$(48)	$301	$(362)

(1)	The cumulative change attributable to changes in our credit spreads is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

Deferred unrealized gains or losses at inception

An unrealized gain or loss at inception for financial instruments is the difference between the transaction price and its fair value on the trade date. The following table summarizes changes in the aggregate amount of deferred unrealized gains at inception for our financial instruments. Deferred unrealized gains at inception primarily arise in equity and interest rate structured notes.

	As at and for the three months ended
	April 30, 2010	January 31, 2010	April 30, 2009
Deferred unrealized gains not yet recognized in net income, as at beginning of period	$45	$46	$188
Less: Adjustments	–	–	(130)
	$45	$46	$58
Add: Deferred unrealized losses arising during the period	(1)	–	(3)
Less: Deferred gains reclassified to net income during the period	1	1	–
Deferred unrealized gains, as at end of period	$43	$45	$55

Reclassification of financial instruments

The following table provides information regarding certain securities that we reclassified from held-for-trading to available-for-sale effective

August 1, 2008, in accordance with amendments to Sections 3855, 3861 and 3862. Refer to Note 3 to our 2009 Annual Consolidated Financial Statements for details.

	As at		For the three months ended April 30, 2010		For the three months ended January 31, 2010		For the three months ended April 30, 2009
	April 30, 2010	October 31, 2009
Financial assets	Total carrying value and fair value	Total carrying value and fair value	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)
U.S. state, municipal and agency debt	$1,412	$1,904	$43	$(16)	$17	$4	$63	$16
Mortgage-backed securities (MBS)	322	500	43	(13)	8	15	(37)	(21)
Asset-backed securities	933	1,007	(1)	1	–	4	(26)	5
Corporate debt and other debt	597	641	(11)	3	6	2	19	3
	$3,264	$4,052	$74	$(25)	$31	$25	$19	$3

(1)	This amount represents the change in fair value of securities we held at the end of the period and includes any principal draw downs or redemptions on these securities.
(2)	The total amount includes net loss of $12 million related to securities and debt redeemed or sold during the three months ended April 30, 2010 (three months ended January 31, 2010 – net gain of $6 million, three months ended April 30, 2009 – net loss of $35 million).

38        Royal Bank of Canada        Second Quarter 2010

Note 2: Fair values of financial instruments (continued)

	For the six months ended April 30, 2010		For the six months ended April 30, 2009
Financial assets	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)
U.S. state, municipal and agency debt	$60	$(12)	$51	$55
Mortgage-backed securities (MBS)	51	2	(176)	9
Asset-backed securities	(1)	5	6	12
Corporate debt and other debt	(5)	5	7	9
	$105	$–	$(112)	$85

(1)	This amount represents the change in fair value of securities we held at the end of the period and includes any principal draw downs or redemptions on these securities.
(2)	The total amount includes net loss of $6 million related to securities and debt redeemed or sold during the six months ended April 30, 2010 (six months ended April 30, 2009 – net loss of $35 million).

Royal Bank of Canada        Second Quarter 2010        39

Note 2: Fair values of financial instruments (continued)

Fair value of assets and liabilities classified using the fair value hierarchy

The following table presents the financial instruments measured at fair value classified by the fair value hierarchy set out in Section 3862 as described in Note 1 to our 2009 Annual Consolidated Financial Statements:

	As at April 30, 2010						As at October 31, 2009						As at April 30, 2009
	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)	Assets/ liabilities at fair value	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)	Assets/ liabilities at fair value	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)	Assets/ liabilities at fair value
	Level 1	Level 2	Level 3				Level 1	Level 2	Level 3				Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$3,056	$–	$3,056	$–	$3,056	$–	$2,773	$–	$2,773	$–	$2,773	$–	$4,050	$–	$4,050	$–	$4,050
Securities
Trading
Canadian government debt (3)
Federal	–	27,916	9	27,925	–	27,925	–	25,269	5	25,274	–	25,274	–	24,778	–	24,778	–	24,778
Provincial and municipal	–	6,449	7	6,456	–	6,456	–	5,073	54	5,127	–	5,127	–	4,573	–	4,573	–	4,573
U.S. state, municipal and agencies debt (3)	–	16,078	64	16,142	–	16,142	–	13,289	9	13,298	–	13,298	–	12,151	10	12,161	–	12,161
Other OECD government debt (4)	–	8,978	–	8,978	–	8,978	–	8,033	–	8,033	–	8,033	–	2,828	66	2,894	–	2,894
Mortgage-backed securities (3)	–	11	878	889	–	889	–	20	1,052	1,072	–	1,072	–	18	1,862	1,880	–	1,880
Asset-backed securities
CDOs (5)	–	50	2,806	2,856	–	2,856	–	–	3,074	3,074	–	3,074	–	–	3,463	3,463	–	3,463
Non-CDO securities	–	189	620	809	–	809	–	211	321	532	–	532	–	628	241	869	–	869
Corporate debt and other debt	7	48,459	816	49,282	–	49,282	–	46,015	303	46,318	–	46,318	2	39,781	396	40,179	–	40,179
Equities	34,490	449	2,420	37,359	–	37,359	34,313	119	2,902	37,334		37,334	30,972	62	4,270	35,304	–	35,304
	$34,497	$108,579	$7,620	$150,696	$–	$150,696	$34,313	$98,029	$7,720	$140,062	$–	$140,062	$30,974	$84,819	$10,308	$126,101	$–	$126,101
Available-for-sale (6)
Canadian government debt (3)
Federal	–	12,186	–	12,186	–	12,186	–	12,161	–	12,161	–	12,161	–	11,710	–	11,710	–	11,710
Provincial and municipal	190	946	–	1,136	–	1,136	237	897	–	1,134	–	1,134	220	911	–	1,131	–	1,131
U.S. state, municipal and agencies debt (3)	–	1,902	2,129	4,031	–	4,031	–	3,435	2,358	5,793	–	5,793	–	6,249	2,381	8,630	–	8,630
Other OECD government debt (4)	481	2,226	98	2,805	–	2,805	908	2,622	–	3,530	–	3,530	42	2,677	–	2,719	–	2,719
Mortgage-backed securities (3)	–	9	1,433	1,442	–	1,442	–	4	1,848	1,852	–	1,852	–	–	2,107	2,107	–	2,107
Asset-backed securities
CDOs (5)	–	–	213	213	–	213	–	–	222	222	–	222	–	–	184	184	–	184
Non-CDO securities	–	2,169	1,115	3,284	–	3,284	–	3,050	1,155	4,205	–	4,205	–	2,535	1,561	4,096	–	4,096
Corporate debt and other debt	213	7,108	2,854	10,175	–	10,175	177	10,802	3,580	14,559	–	14,559	614	11,519	3,588	15,721	–	15,721
Equities	106	149	459	714	–	714	537	147	560	1,244	–	1,244	970	159	606	1,735	–	1,735
Loan substitute securities	–	191	–	191	–	191	–	150	–	150	–	150	–	116	–	116	–	116
	$990	$26,886	$8,301	$36,177	$–	$36,177	$1,859	$33,268	$9,723	$44,850	$–	$44,850	$1,846	$35,876	$10,427	$48,149	$–	$48,149
Assets purchased under reverse repurchase agreements and securities borrowed	–	27,288	–	27,288	–	27,288	–	18,911	–	18,911	–	18,911	–	18,045	–	18,045	–	18,045
Loans	–	2,038	395	2,433	–	2,433	–	2,441	377	2,818	–	2,818	–	3,740	669	4,409	–	4,409
Other
Derivatives
Interest rate contracts	–	45,774	675	46,449			24	53,070	842	53,936			–	69,890	738	70,628
Foreign exchange contracts	–	23,403	123	23,526			1	25,331	236	25,568			2	31,938	341	32,281
Credit derivatives	–	1,113	1,322	2,435			–	2,865	2,455	5,320			–	6,161	5,336	11,497
Other contracts	2,565	2,210	1,690	6,465			3,394	2,869	1,987	8,250			4,542	3,605	2,023	10,170
Valuation adjustments determined on a pooled basis	(2)	(221)	(371)	(594)			(6)	(396)	(231)	(633)			33	(318)	(443)	(728)
Total gross derivative	2,563	72,279	3,439	78,281			3,413	83,739	5,289	92,441			4,577	111,276	7,995	123,848
Netting adjustments (2)					(215)						(268)						(589)
Total derivatives	2,563	72,279	3,439	78,281	(215)	78,066	3,413	83,739	5,289	92,441	(268)	92,173	4,577	111,276	7,995	123,848	(589)	123,259
Other assets	301	–	–	301	–	301	244	–	–	244	–	244	208	21	–	229	–	229
	$38,351	$240,126	$19,755	$298,232	$(215)	$298,017	$39,829	$239,161	$23,109	$302,099	$(268)	$301,831	$37,605	$257,827	$29,399	$324,831	$(589)	$324,242
Financial Liabilities
Deposits
Personal	$–	$–	$3,261	$3,261	$–	$3,261	$–	$–	$2,605	$2,605	$–	$2,605	$–	$–	$739	$739	$–	$739
Business and government	–	43,737	3,074	46,811	–	46,811	–	35,994	4,341	40,335	–	40,335	–	37,672	9,577	47,249	–	47,249
Bank	–	5,961	–	5,961	–	5,961	–	10,880	–	10,880	–	10,880	1,178	7,683	–	8,861	–	8,861
Other
Obligations related to securities sold short	14,221	32,262	77	46,560	–	46,560	14,006	27,203	150	41,359	–	41,359	13,648	21,414	478	35,540	–	35,540
Obligations related to assets sold under repurchase agreements and securities loaned	–	27,174	–	27,174	–	27,174	–	21,628	–	21,628	–	21,628	–	15,723	–	15,723	–	15,723
Derivatives
Interest rate contracts	2	41,334	421	41,757			18	47,688	423	48,129			–	62,976	393	63,369
Foreign exchange contracts	–	26,761	7	26,768			–	23,983	16	23,999			3	28,507	115	28,625
Credit derivatives	–	1,253	811	2,064			–	2,863	1,555	4,418			–	6,083	3,349	9,432
Other contracts	1,148	3,230	3,107	7,485			1,350	3,290	3,472	8,112			1,337	4,384	3,726	9,447
Total gross derivative	1,150	72,578	4,346	78,074			1,368	77,824	5,466	84,658			1,340	101,950	7,583	110,873
Netting adjustments (2)					(215)						(268)						(589)
Total derivatives	1,150	72,578	4,346	78,074	(215)	77,859	1,368	77,824	5,466	84,658	(268)	84,390	1,340	101,950	7,583	110,873	(589)	110,284
Other liabilities	–	–	(111)	(111)	–	(111)	–	–	240	240	–	240	–	–	–	–	–	–
Subordinated debentures	–	–	100	100	–	100	–	–	110	110	–	110	–	–	87	87	–	87
	$15,371	$181,712	$10,747	$207,830	$(215)	$207,615	$15,374	$173,529	$12,912	$201,815	$(268)	$201,547	$16,166	$184,442	$18,464	$219,072	$(589)	$218,483

(1)	There were no significant transfers between Levels 1 and 2.
(2)	The netting adjustments represent the impact of offsetting derivative credit exposures on contracts where we have both a legally enforceable master netting agreement in place and we intend to settle the contracts on either a net basis or simultaneously. Hence, some of the derivative related assets and liabilities are reported on a net basis.
(3)	As at April 30, 2010, residential and commercial MBS included in Trading securities were $13,117 million and $157 million, respectively, (October 31, 2009 – $12,414 million and $185 million, respectively; April 30, 2009 – $12,022 million and $855 million, respectively) and in Available-for-sale securities, $6,516 million and $167 million, respectively (October 31, 2009 – $8,454 million, and $213 million, respectively; April 30, 2009 – $8,741 million and $223 million, respectively).
(4)	OECD stands for Organisation for Economic Co-operation and Development.
(5)	CDOs stand for Collateralized Debt Obligations.
(6)	Excludes $1,363 million of Available-for-sale securities (October 31, 2009 – $1,360 million; April 30, 2009 – $1,426 million) that are carried at cost.

40        Royal Bank of Canada        Second Quarter 2010

Note 2: Fair values of financial instruments (continued)

Changes in fair value measurement for instruments categorized in Level 3

The following table presents the changes in fair value measurements for instruments included in Level 3 of the fair value hierarchy set out in Section 3862 as described in Note 1 to our 2009 Annual Consolidated Financial Statements:

	For the three months ended April 30, 2010
	Fair value February 1, 2010	Total realized/ unrealized gains (losses) included in earnings (1)	Total unrealized gains (losses) included in other comprehensive income (2)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (3)	Transfers into Level 3 (1)	Transfers out of Level 3 (1)	Fair value April 30, 2010	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the year ended April 30, 2010 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$5	$–	$–	$–	$–	$4	$–	$9	$–
Provincial and municipal	–	–	–	7	–	–	–	7	–
U.S. state, municipal and agencies debt	69	–	(3)	–	(2)	–	–	64	–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	983	45	(47)	566	(669)	–	–	878	33
Asset-backed securities
CDOs	2,997	(21)	(148)	36	(58)	–	–	2,806	(21)
Non-CDO securities	374	12	(9)	1,286	(1,043)	–	–	620	105
Corporate debt and other debt	745	31	(40)	1,025	(943)	23	(25)	816	26
Equities	2,301	47	(122)	286	(92)	–	–	2,420	49
	$7,474	$114	$(369)	$3,206	$(2,807)	$27	$(25)	$7,620	$192
Available-for-sale
U.S. state, municipal and agencies debt	$2,350	$(9)	$(72)	$159	$(299)	$–	$–	$2,129	$–
Other OECD government debt	4	–	–	–	–	98	(4)	98	–
Mortgage-backed securities	1,514	(21)	25	–	(85)	–	–	1,433	–
Asset-backed securities
CDOs	220	–	(8)	–	1	–	–	213	–
Non-CDO securities	1,163	(4)	(58)	–	14	–	–	1,115	–
Corporate debt and other debt	3,038	(15)	(119)	214	(429)	170	(5)	2,854	–
Equities	543	–	(26)	–	(60)	2	–	459	–
	$8,832	$(49)	$(258)	$373	$(858)	$270	$(9)	$8,301	$–
Loans – Wholesale	$371	$(16)	$(14)	$69	$(15)	$–	$–	$395	$(11)
Other
Derivatives, net of derivative related liabilities (4)	(29)	(63)	41	(10)	(836)	(4)	(6)	(907)	(164)
	$16,648	$(14)	$(600)	$3,638	$(4,516)	$293	$(40)	$15,409	$17
Liabilities
Deposits
Personal	$(3,070)	$(43)	$135	$(963)	$680	$–	$–	$(3,261)	$(48)
Business and government	(3,481)	75	176	(95)	251	–	–	(3,074)	24
Other
Obligations related to securities sold short	(113)	(2)	6	(318)	350	–	–	(77)	1
Other liabilities	(510)	(30)	8	–	643	–	–	111	30
Subordinated debentures	(112)	2	10	–	–	–	–	(100)	(2)
	$(7,286)	$2	$335	$(1,376)	$1,924	$–	$–	$(6,401)	$5

(1)	Transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the “Total realized/unrealized gains/(losses) included in earnings” column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the reconciliation. During the three months ended April 30, 2010, there were no significant transfers into or out of Level 3.
(2)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains or (losses) on Available-for-sale securities were $151 million for the three months ended April 30, 2010, excluding the translation gains or losses.
(3)	Other includes amortization of premiums or discounts recognized in net income.
(4)	Net derivatives as at April 30, 2010 included derivative assets of $3,439 million and derivative liabilities of $4,346 million.

Royal Bank of Canada        Second Quarter 2010        41

Note 2: Fair values of financial instruments (continued)

	For the three months ended April 30, 2009
	Fair value February 1, 2009	Total realized/ unrealized gains (losses) included in earnings (1)	Total unrealized gains (losses) included in other comprehensive income (2)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (3)	Transfers into Level 3 (1)	Transfers out of Level 3 (1)	Fair value April 30, 2009	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the year ended April 30, 2009 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$–	$–
Provincial and municipal	–	–	–	–	–	–	–	–	–
U.S. state, municipal and agencies debt	232	4	(7)	–	16	–	(235)	10	–
Other OECD government debt	163	1	–	–	(98)	–	–	66	–
Mortgage-backed securities	1,657	(21)	(45)	261	10	–	–	1,862	(3)
Asset-backed securities	–	–	–	–	–	–	–	–
CDOs	3,711	347	(97)	24	(522)	–	–	3,463	173
Non-CDO securities	491	8	(1)	472	(517)	5	(217)	241	1
Corporate debt and other debt	1,691	17	(17)	(7)	(903)	214	(599)	396	(3)
Equities	6,496	(2)	(181)	2	(2,331)	289	(3)	4,270	(5)
	$14,441	$354	$(348)	$752	$(4,345)	$508	$(1,054)	$10,308	$163
Available-for-sale
U.S. state, municipal and agencies debt	$2,885	$(12)	$10	$443	$(278)	$131	$(798)	$2,381	$–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	2,532	(82)	(35)	23	(331)	–	–	2,107	–
Asset-backed securities	–	–	–	–	–	–	–
CDOs	251	(17)	4	–	(54)	–	–	184	–
Non-CDO securities	1,589	–	(10)	–	(27)	9	–	1,561	–
Corporate debt and other debt	3,821	(34)	(64)	114	(255)	19	(13)	3,588	–
Equities	665	–	(10)	–	(31)	–	(18)	606	–
	$11,743	$(145)	$(105)	$580	$(976)	$159	$(829)	$10,427	$–
Loans – Wholesale	$582	$110	$(11)	$2	$(14)	$–	$–	$669	$317
Other	–	–	–	–	–	–	–
Derivatives, net of derivative related liabilities (4)	10	(251)	7	1,034	(254)	11	(145)	412	(715)
	$26,776	$68	$(457)	$2,368	$(5,589)	$678	$(2,028)	$21,816	$(235)
Liabilities
Deposits
Personal	$(1,335)	$468	$(1)	$27	$(183)	$–	$285	$(739)	$468
Business and government	(10,753)	118	143	341	519	(41)	96	(9,577)	65
Other	–	–	–	–	–	–	–
Obligations related to securities sold short	–	–	–	–	–	–	–
Other liabilities	(35)	(8)	2	28	(466)	–	1	(478)	(18)
Subordinated debentures	(72)	(26)	11	–	–	–	–	(87)	(26)
	$(12,195)	$552	$155	$396	$(130)	$(41)	$382	$(10,881)	$489

(1)	Transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the “Total realized/unrealized gains/(losses) included in earnings” column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the reconciliation.
(2)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains or (losses) on Available-for-sale securities were $199 million for the three months ended April 30, 2009, excluding the translation gains or losses.
(3)	Other includes amortization of premiums or discounts recognized in net income.
(4)	Net derivatives as at April 30, 2009 included derivative assets of $7,995 million and derivative liabilities of $7,583 million.

42        Royal Bank of Canada        Second Quarter 2010

Note 2: Fair values of financial instruments (continued)

	For the six months ended April 30, 2010
	Fair value November 1, 2009	Total realized/ unrealized gains (losses) included in earnings (1)	Total unrealized gains (losses) included in other comprehensive income (2)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (3)	Transfers into Level 3 (1)	Transfers out of Level 3 (1)	Fair value April 30, 2010	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the year ended April 30, 2010 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$5	$–	$–	$–	$–	$4	$–	$9	$–
Provincial and municipal	54	(1)	–	7	1	–	(54)	7	–
U.S. state, municipal and agencies debt	9	2	(3)	59	(2)	–	(1)	64	–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	1,052	112	(58)	1,745	(1,940)	–	(33)	878	115
Asset-backed securities
CDOs	3,074	(54)	(189)	36	(61)	–	–	2,806	(82)
Non-CDO securities	321	13	(9)	2,279	(1,984)	–	–	620	113
Corporate debt and other debt	303	(1)	(38)	2,487	(2,288)	402	(49)	816	(12)
Equities	2,902	143	(152)	522	(990)	–	(5)	2,420	91
	$7,720	$214	$(449)	$7,135	$(7,264)	$406	$(142)	$7,620	$225
Available-for-sale
U.S. state, municipal and agencies debt	$2,358	$(9)	$(82)	$191	$(329)	$–	$–	$2,129	$–
Other OECD government debt	–	–	–	–	–	102	(4)	98	–
Mortgage-backed securities	1,848	41	14	8	(478)	–	–	1,433	–
Asset-backed securities
CDOs	222	–	(8)	–	(1)	–	–	213	–
Non-CDO securities	1,155	(4)	(74)	60	(22)	–	–	1,115	–
Corporate debt and other debt	3,580	33	(163)	333	(624)	170	(475)	2,854	–
Equities	560	–	(33)	10	(82)	4	–	459	–
	$9,723	$61	$(346)	$602	$(1,536)	$276	$(479)	$8,301	$–
Loans – Wholesale	$377	$(32)	$(16)	$89	$(23)	$–	$–	$395	$(23)
Other
Derivatives, net of derivative related liabilities	(177)	(327)	36	20	(329)	(98)	(32)	(907)	(146)
	$17,643	$(84)	$(775)	$7,846	$(9,152)	$584	$(653)	$15,409	$56
Liabilities
Deposits
Personal	$(2,605)	$(476)	$165	$(1,894)	$1,549	$–	$–	$(3,261)	$(197)
Business and government	(4,341)	294	265	(499)	1,207	–	–	(3,074)	228
Other
Obligations related to securities sold short	(150)	92	2	(857)	836	–	–	(77)	–
Other liabilities	(240)	195	16	–	140	–	–	111	(195)
Subordinated debentures	(110)	–	11	–	(1)	–	–	(100)	–
	$(7,446)	$105	$459	$(3,250)	$3,731	$–	$–	$(6,401)	$(164)

(1)	Transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the “Total realized/unrealized gains/(losses) included in earnings” column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the reconciliation. During the six months ended April 30, 2010, there were no significant transfers into or out of Level 3.
(2)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains or (losses) on Available-for-sale securities were $191 million for the six months ended April 30, 2010, excluding the translation gains or losses.
(3)	Other includes amortization of premiums or discounts recognized in net income.

Royal Bank of Canada        Second Quarter 2010        43

Note 2: Fair values of financial instruments (continued)

	For the six months ended April 30, 2009
	Fair value November 1, 2008	Total realized/ unrealized gains (losses) included in earnings (1)	Total unrealized gains (losses) included in other comprehensive income (2)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (3)	Transfers into Level 3 (1)	Transfers out of Level 3 (1)	Fair value April 30, 2009	Changesin unrealized gains (losses) included in earnings for assets and liabilities for the year ended April 30, 2009 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$–	$–
Provincial and municipal	–	–	–	–	–	–	–	–	–
U.S. state, municipal and agencies debt	206	5	(3)	23	14	–	(235)	10	–
Other OECD government debt	150	9	7	22	(106)	–	(16)	66	(4)
Mortgage-backed securities	1,531	(41)	(18)	1,595	(1,205)	–	–	1,862	(2)
Asset-backed securities	–	–	–	–	–	–	–	–
CDOs	4,208	(115)	(28)	108	(710)	–	–	3,463	(293)
Non-CDO securities	605	(9)	(3)	616	(756)	5	(217)	241	12
Corporate debt and other debt	1,482	(182)	(37)	121	(561)	465	(892)	396	(5)
Equities	10,315	(601)	13	28	(5,771)	289	(3)	4,270	(596)
	$18,497	$(934)	$(69)	$2,513	$(9,095)	$759	$(1,363)	$10,308	$(888)
Available-for-sale
U.S. state, municipal and agencies debt	$2,522	$(12)	$(18)	$1,102	$(546)	$131	$(798)	$2,381	$–
Other OECD government debt	402	–	9	–	(411)	–	–	–	–
Mortgage-backed securities	2,646	(131)	(249)	69	(228)	–	–	2,107	–
Asset-backed securities	–	–	–	–	–	–	–
CDOs	256	(20)	3	–	(55)	–	–	184	–
Non-CDO securities	1,568	–	6	86	(108)	9	–	1,561	–
Corporate debt and other debt	3,783	(110)	(269)	470	(292)	19	(13)	3,588	–
Equities	78	–	(13)	600	(41)	–	(18)	606
	$11,255	$(273)	$(531)	$2,327	$(1,681)	$159	$(829)	$10,427	$–
Loans – Wholesale	$651	$65	$(3)	$2	$(46)	$–	$–	$669	$309
Other	–	–	–	–	–	–	–
Derivatives, net of derivative related liabilities	(1,010)	438	36	3,902	(2,992)	11	27	412	48
	$29,393	$(704)	$(567)	$8,744	$(13,814)	$929	$(2,165)	$21,816	$(531)
Liabilities
Deposits
Personal	$(2,656)	$717	$(46)	$(37)	$998	$–	$285	$(739)	$384
Business and government	(12,214)	285	(66)	375	1,978	(41)	106	(9,577)	(55)
Other	–	–	–	–	–	–	–
Obligations related to securities sold short	(22)	(19)	$1	28	(466)	$(1)	$1	(478)	(18)
Other liabilities	–	–	–	–	–	–	–
Subordinated debentures	(81)	(6)	1	–	(1)	–	–	(87)	(6)
	$(14,973)	$977	$(110)	$366	$2,509	$(42)	$392	$(10,881)	$305

(1)	Transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the “Total realized/unrealized gains/(losses) included in earnings” column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the reconciliation.
(2)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains or (losses) on Available-for-sale securities were $(394) million for the six months ended April 30, 2009, excluding the translation gains or losses.
(3)	Other includes amortization of premiums or discounts recognized in net income.

Level 3 financial instruments include hedge fund investments with certain redemption restrictions, certain structured debt securities (asset-backed securities, auction-rate securities, collateralized debt and loan obligations, and U.S. Non-agency MBS), non-OECD government and corporate debt with significant unobservable credit spreads, derivatives (credit default swaps on asset backed securities, commodities swaps, interest rate and equity options), and structured notes (equity and interest rate).

44        Royal Bank of Canada        Second Quarter 2010

Note 3: Unrealized gains and losses on Available-for-sale securities

The following table presents the gross unrealized gains and unrealized losses on Available-for-sale securities (1), (2).

	As at
	April 30, 2010				October 31, 2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$11,885	$316	$(15)	$12,186	$11,764	$404	$(7)	$12,161
Provincial and municipal	1,117	19	(1)	1,135	1,104	31	(1)	1,134
U.S. federal, state, municipal and agency debt	4,022	68	(59)	4,031	5,781	129	(117)	5,793
Other OECD government debt	2,802	10	(3)	2,809	3,517	18	(1)	3,534
Mortgage-backed securities	1,545	24	(127)	1,442	2,057	24	(229)	1,852
Asset-backed securities
CDOs	219	12	(18)	213	234	11	(24)	222
Non-CDO securities	3,365	37	(118)	3,284	4,282	67	(143)	4,205
Corporate debt and other debt	10,485	287	(316)	10,456	14,718	382	(389)	14,711
Equities	1,748	40	(31)	1,757	2,437	45	(70)	2,412
Loan substitute securities	256	–	(29)	227	256	–	(70)	186
	$37,444	$813	$(717)	$37,540	$46,150	$1,111	$(1,051)	$46,210

(1)	Includes $284 million (October 31, 2009 – $156 million) held-to-maturity securities.
(2)	The majority of the MBS are residential. Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $170 million, $1 million, $(4) million and $167 million, respectively as at April 30, 2010 (October 31, 2009 – $224 million, $1 million, $(11) million and $213 million).

Available-for-sale and held-to-maturity securities are assessed for impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific and consistent methodology to assess whether it is probable that the amortized cost of the security would be recovered. When we determine that a security is other-than-temporarily impaired, the security is written down to its fair value and the unrealized losses included in Accumulated other comprehensive income (AOCI) are reclassified and included in net income. Refer to Notes 1 and 3 to our 2009 Annual Consolidated Financial Statements for our accounting policies and methodologies for assessing other-than-temporary impairments of securities.

The total amortized cost of the AFS portfolio decreased by $8.7 billion during the six months ended April 30, 2010. The reduction largely reflected the impact of the stronger Canadian dollar relative to the U.S. dollar as well as a reduction in holdings of certain securities including certificate of deposits and U.S. agency MBS. Gross unrealized gains decreased by $298 million to $813 million during the same period as gains were realized on the sale of certain U.S. agency MBS and notes, student loans included in asset-backed securities and hybrid instruments included in corporate debt and other debt. Gross unrealized losses also decreased by $334 million to $717 million during the six months ended April 30, 2010 largely reflecting the recovery of prices of U.S. non-agency MBS and auction rate securities and impairment losses recognized in net income on certain common shares included in equities and Non-OECD government debt included in corporate debt and other debt.

Based on our assessment, management believes that the unrealized losses on the available-for-sale securities as at April 30, 2010, are temporary in nature and intends to hold these securities until their fair value recovers, they mature or are redeemed. We have also determined that our held-to-maturity securities are not impaired as at April 30, 2010.

Net gains/losses on Available-for-sale securities

During the three months ended April 30, 2010, $14 million of net losses on available-for-sale securities were recognized in net income (three months ended January 31, 2010 – net gains of $80 million; three months ended April 30, 2009 – net losses of $194 million). For the three months ended April 30, 2010, the net losses comprised (i) $40 million recognized in net income largely due to the other-than-temporary impairment of certain corporate trust preferreds and private equity holdings (three months ended January 31, 2010 – $66 million loss; three months ended April 30, 2009 – $89 million loss), (ii) $27 million of write-downs due to management’s intent to sell certain U.S. non-agency and agency MBS in order to rebalance certain portfolios and manage exposures (three months ended January 31, 2010 – $12 million loss; three months ended April 30, 2009 – $35 million loss), and (iii) net realized gains of $53 million, primarily on the sale of common shares (three months ended January 31, 2010 – $158 million gain; three months ended April 30, 2009 – $70 million loss). Included in the realized losses above is $nil of impairment losses on impairment of common shares which was partially offset by a gain on the sale of available-for-sale securities relating to our insurance operations which has been reflected in the Insurance premiums, investment and fee income line on our Consolidated Statements of Income (three months ended January 31, 2010 – gains of $3 million; three months ended April 30, 2009 – gains of $1 million).

For the six months ended April 30, 2010, $66 million of net gains on available-for-sale securities were recognized in net income (six months ended April 30, 2009 – net loss of $310 million). The current period net gain included (i) $211 million of net realized gains on the sale of mainly U.S. agency MBS, common shares, hybrid instruments and U.S. non-agency MBS (six months ended April 30, 2009 – $58 million loss); and (ii) losses of $145 million recognized in net income largely due to the other-than-temporary impairment of certain common shares, Non-OECD government securities, corporate trust preferreds and private equities. Included in realized gains above, is $3 million of gains on the sale of available-for-sale securities relating to our insurance operations which has been reflected in the Insurance premiums, investment and fee income line on our Consolidated Statements of Income (six months ended April 30, 2009 – gains of $3 million).

Royal Bank of Canada        Second Quarter 2010        45

Note 4: Allowance for loan losses and impaired loans

	As at April 30, 2010						As at October 31, 2009
	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other adjustments (1)	Balance at end of period	Balance at end of period
Retail
Residential mortgages	$61	$(10)	$–	$12	$2	$65	$54
Personal	203	(182)	23	153	(5)	192	197
Credit cards	–	(132)	16	117	(1)	–	–
Small business (2)	24	(18)	2	15	–	23	22
	$288	$(342)	$41	$297	$(4)	$280	$273
Wholesale
Business (3)	$944	$(208)	$12	$180	$(9)	$919	$976
Sovereign (4)	10	–	–	–	(1)	9	10
Bank (5)	35	–	–	–	(2)	33	20
	$989	$(208)	$12	$180	$(12)	$961	$1,006
Specific allowances	$1,277	$(550)	$53	$477	$(16)	$1,241	$1,279
Retail
Residential mortgages	$67	$–	$–	$4	$(3)	$68	$50
Personal	666	–	–	7	(11)	662	671
Credit cards	330	–	–	2	–	332	327
Small business (2)	47	–	–	–	13	60	47
	$1,110	$–	$–	$13	$(1)	$1,122	$1,095
Wholesale
Business (3)	$793	$–	$–	$16	$(60)	$749	$814
Sovereign (4)	–	–	–	–	–	–	–
Bank (5)	–	–	–	–	–	–	–
	$793	$–	$–	$16	$(60)	$749	$814
Allowance for off-balance sheet and other items (6)	$114	$–	$–	$(2)	$(1)	$111	$114
General allowance (6)	$2,017	$–	$–	$27	$(62)	$1,982	$2,023
Total allowance for credit losses	$3,294	$(550)	$53	$504	$(78)	$3,223	$3,302
Allowance for off-balance sheet and other items (7)	(114)	–	–	2	1	(111)	(114)
Total allowance for loan losses	$3,180	$(550)	$53	$506	$(77)	$3,112	$3,188

(1)	Primarily represents: (i) the translation impact of foreign currency-denominated allowance for loan losses and (ii) a reclassification of $30 million of the general allowance to specific allowance to more appropriately reflect the nature of these provisions.
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes nominal (October 31, 2009 — nominal) provisions related to loans extended under liquidity facilities drawn by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(5)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(6)	Includes $111 million related to off-balance sheet and other items (October 31, 2009 – $114 million).
(7)	The allowance for off-balance sheet is reported separately under Other liabilities.

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either (i) less than 90 days past due, or (ii) fully secured and collection efforts are reasonably expected to result in repayment. Credit card balances are written off when a payment is 180 days in arrears.

Loans past due but not impaired

	As at April 30, 2010				As at October 31, 2009
	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail	$2,646	$1,196	$228	$4,070	$2,841	$1,359	$323	$4,523
Wholesale	1,437	512	11	1,960	1,313	563	36	1,912
Total	$4,083	$1,708	$239	$6,030	$4,154	$1,922	$359	$6,435

Impaired loans (1)

	As at April 30, 2010			As at October 31, 2009
	Gross	Specific allowances	Net	Net
Retail
Residential mortgages	$736	$(65)	$671	$587
Personal	390	(192)	198	212
Small business (2)	55	(23)	32	37

	$1,181	$(280)	$901	$836
Wholesale
Business (3)	$3,841	$(919)	$2,922	$3,300
Sovereign (4)	9	(9)	–	–
Bank (5)	33	(33)	–	42

	$3,883	$(961)	$2,922	$3,342
Total	$5,064	$(1,241)	$3,823	$4,178

(1)	Average balance of gross impaired loans for the six months ended April 30, 2010 was $5,220 million (October 31, 2009 – $5,260 million).
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes gross and net impaired loans of $58 million (October 31, 2009 – $65 million) and $55 million (October 31, 2009 – $63 million), respectively, related to loans extended under liquidity facilities drawn by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(5)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

46        Royal Bank of Canada        Second Quarter 2010

Note 4: Allowance for loan losses and impaired loans (continued)

During the three and six months ended April 30, 2010, we acquired $118 million and $206 million of assets in respect of problem loans, respectively (three and six months ended October 31, 2009 – $121 million and $220 million, respectively). The related reductions in the Allowance for credit losses were $85 million and $187 million, respectively (three and six months ended October 31, 2009 – $107 million and $135 million, respectively).

Note 5: Securitizations

Securitization activity for the three months ended

	April 30, 2010		January 31, 2010		April 30, 2009
	Canadian residential mortgage loans (1), (2), (3)	U.S. residential mortgage loans (4)	Canadian residential mortgage loans (1), (2), (3)	U.S. residential mortgage loans (4)	Canadian residential mortgage loans (1), (2), (3)	U.S. residential mortgage loans (4)
Securitized and sold (5)	$869	$164	$1,534	$136	$8,659	$121
Net cash proceeds received	852	166	1,515	135	8,622	121
Retained rights to future excess interest	31	–	53	–	498	–
Pre-tax gain (loss) on sale, net of hedging activities	14	2	28	(1)	412	–

(1)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized transactions as we received adequate compensation for our services.
(2)	Canadian insured residential mortgage loans securitized during the quarter through the creation of MBS and retained as at April 30, 2010 were $2,069 million (January 31, 2010 – $2,312 million; April 30, 2009 – $4,168 million). These securities are carried at fair value.
(3)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $nil (January 31, 2010 – $(6) million; April 30, 2009 – $(49) million).
(4)	U.S. residential mortgage loans securitized and sold include insured and non-insured mortgages. We recognized nominal servicing rights with respect to securitized loans during the period. None of these securities were retained.
(5)	Includes Canadian residential mortgage loans securitized during the period and prior periods.

Securitization activity for the six months ended

	April 30, 2010		April 30, 2009
	Canadian residential mortgage loans (1), (2), (3)	U.S. residential mortgage loans (4)	Canadian residential mortgage loans (1), (2), (3)	U.S. residential mortgage loans (4)
Securitized and sold (5)	$2,403	$300	$16,249	$412
Net cash proceeds received	2,367	301	16,127	413
Retained rights to future excess interest	84	–	947	–
Pre-tax gain on sale, net of hedging activities	42	1	669	1

(1)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized transactions as we received adequate compensation for our services.
(2)	Canadian insured residential mortgage loans securitized during the six-month through the creation of MBS and retained as at April 30, 2010 were $4,381 million (April 30, 2009 – $7,092 million). These securities are carried at fair value.
(3)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $(6) million (April 30, 2009 – $(156) million).
(4)	U.S. residential mortgage loans securitized and sold include insured and non-insured mortgages. We recognized nominal servicing rights with respect to securitized loans during the period. None of these securities were retained.
(5)	Includes Canadian residential mortgage loans securitized during the period and prior periods.

The key assumptions used to value the retained interests at the date of the securitization activities during the quarter ended April 30, 2010 are summarized below.

Key assumptions (1), (2)

Canadian residential mortgage loans
Expected weighted average life of prepayable receivables (in years)	3.74
Payment rate	17.28%
Excess spread, net of credit losses	1.37
Discount rate	.40%-3.19%

(1)	All rates are annualized.
(2)	This analysis is not applicable for U.S. residential mortgage loans as we have not retained rights to future excess spread in these transactions.

In addition to the above securitization transactions, we sold whole loans in U.S. residential and U.S. commercial mortgages to third-party investors at their principal amounts in the course of our business. Loans held as at August 1, 2009 were reclassified to held-for-trading securities in accordance with CICA’s amendments to Section 3855. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements. As a result of the reclassification mentioned above, there are no amounts to report related to whole loans sales in U.S. residential and U.S. commercial mortgages during the three and six months ended April 30, 2010 (we sold $506 million and $592 million whole loan in U.S residential during the three and six months ended April 30, 2009 and $23 million whole loans in U.S. commercial real estate during the six months ended April 30, 2009, respectively). The gains on these sales were nominal.

Royal Bank of Canada        Second Quarter 2010        47

Note 6: Derivative instruments and hedging activities

The following table presents the fair values of the derivatives and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at April 30, 2010 (1)				As at October 31, 2009 (1)
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship (2)
	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (2)	Cash flow hedges	Fair value hedges	Net investment hedges
Assets
Derivative instruments	$803	$1,693	$390	$75,180	$1,130	$2,107	$139	$88,797
Liabilities
Derivative instruments	$961	$66	$131	$76,701	$1,493	$82	$327	$82,488
Non-derivative instruments	–	288	4,913	n.a.	–	278	5,233	n.a.

(1)	All derivative instruments are carried at fair value while all non-derivative instruments are carried at amortized cost.
(2)	Derivative liabilities include stable value contracts on $169 million of bank-owned life insurance policies and $2 million of 401(k) plans (October 31, 2009 – $257 million and $3 million respectively).
n.a.	not applicable.

Results of hedge activities recorded in Net income and Other comprehensive income (OCI)

	For the three months ended April 30, 2010			For the three months ended January 31, 2010			For the three months ended April 30, 2009
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$(1)	n.a	n.a	$(3)	n.a	n.a	$8	$	n.a	$	n.a
Cash flow hedges
Ineffective portion	(11)	n.a	n.a	5	n.a	n.a	1		n.a		n.a
Effective portion	n.a	n.a	42	n.a	n.a	(54)	n.a		n.a		76
Reclassified to income during the period (1)	n.a	(12)	n.a	n.a	25	n.a	n.a		16		n.a
Net investment hedges
Foreign currency (losses) gains	n.a	n.a	(1,601)	n.a	n.a	(461)	n.a		n.a		(784)
Gains from hedges	n.a	n.a	1,338	n.a	n.a	385	n.a		n.a		613
	$(12)	$(12)	$(221)	$2	$25	$(130)	$9		$16		$(95)

(1)	After-tax losses of $8 million were reclassified from AOCI to income for the three months ended April 30, 2010 (three months ended January 31, 2010 – gains of $17 million; three months ended April 30, 2009 – gains of $11 million).
n.a.	not applicable.

	For the six months ended April 30, 2010			For the six months ended April 30, 2009
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$(4)	n.a	n.a	$2	$	n.a	$	n.a
Cash flow hedges
Ineffective portion	(6)	n.a	n.a	10		n.a		n.a
Effective portion	n.a	n.a	(12)	n.a		n.a		35
Reclassified to income during the period (1)	n.a	13	n.a	n.a		17		n.a
Net investment hedges
Foreign currency (losses)	n.a	n.a	(2,062)	n.a		n.a		(632)
Gains from hedges	n.a	n.a	1,723	n.a		n.a		594
	$(10)	$13	$(351)	$12		$17		$(3)

(1)	After-tax gains of $9 million were reclassified from AOCI to income for the six months ended April 30, 2010 (six months ended April 30, 2009 – gains of $12 million).
n.a.	not applicable.

48        Royal Bank of Canada        Second Quarter 2010

Note 6: Derivative instruments and hedging activities (continued)

Fair value of derivative instruments by term to maturity

As at
	April 30, 2010				October 31, 2009
	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1)	$ 18,939	$ 30,797	$ 28,330	$ 78,066	$ 92,173
Derivative liabilities (2)	18,642	31,862	27,355	77,859	84,390
(1)	Market and credit valuation adjustments that are determined on an instrument-specific basis and on a pooled basis are included. Derivative assets in the table above and in our Consolidated Balance Sheets exclude margin requirements of $112 million that are included in Other assets (October 31, 2009 – $67 million).
(2)	Includes stable value contracts on $169 million of bank-owned life insurance policies and $2 million of 401(k) plans (October 31, 2009 – $257 million and $3 million respectively).

Note 7: Variable interest entities (VIEs)

Municipal Bond Tender Option Bond programs

In 2010, we sold municipal bonds into the Tender Option Bond (TOB) programs, and each program consists of either a pass through (PT) trust or a credit enhancement (CE) trust and a TOB trust. Some municipal bonds sold to the TOB program are supported by a letter of credit issued by us and each municipal bond is financed by the issuance of floating-rate certificates to short-term third party investors and a residual certificate to us. We provide a liquidity facility to each of the TOB programs to purchase any floating-rate certificates that have been tendered but not remarketed. Both the PT/CE and the TOB trusts are Variable Interest Entities (VIEs). We consolidate these trusts as we are exposed to the majority of their expected losses. The total assets of the municipal bond TOB programs that we have consolidated in 2010 and which support the obligations of the consolidated municipal bond TOB programs, were $656.1 million as at April 30, 2010, and are classified as Available-for-sale securities on our Consolidated Balance Sheets.

Investment fund

In 2010, we entered into a fee-based equity derivative transaction with an investment fund. This transaction provides investors of the investment fund with the desired exposure, and we hedge our exposure from this derivative by investing in another fund which we consolidated this year as we are exposed to a majority of the expected losses of the fund. As at April 30, 2010, the total assets of the fund that we have consolidated as Trading Securities on our Consolidated Balance Sheet were $307.3 million.

Note 8: Pension and other post-employment benefits

We offer a number of benefit plans which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended			For the six months ended
	April 30 2010	January 31 2010	April 30 2009	April 30 2010	April 30 2009
Pension benefit expense	$90	$95	$67	$185	$141
Other post-employment benefit expense	22	22	24	44	49

Note 9: Significant capital and funding transactions

Subordinated debentures

On January 25, 2010, we redeemed all outstanding 7.10% subordinated debentures due January 25, 2015 for 100% of their principal amount plus accrued interest to the redemption date.

Common shares issued

	For the three months ended April 30, 2010		For the three months ended January 31, 2010		For the three months ended April 30, 2009
	Number of shares (000s)	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Dividend reinvestment plan (1), (2)	–	$–	2,862	$161	561	$15
Stock options exercised (3)	1,982	64	970	31	859	21
	1,982	$64	3,832	$192	1,420	$36

	For the six months ended April 30, 2010		For the six months ended April 30, 2009
	Number of shares (000s)	Amount	Number of shares (000s)	Amount
General business purposes	–	$–	65,263	$2,301
Dividend reinvestment plan (1), (2)	2,862	161	561	15
Stock options exercised (3)	2,952	95	1,309	30
	5,814	$256	67,133	$2,346

(1)	During the three months ended April 30, 2010, we funded our DRIP through open market share purchases.
(2)	During the three months ended January 31, 2010, shares were issued from treasury at a 3% discount from the average closing price of the five trading days preceding the dividend payment date.
(3)	Amounts include cash received for stock options exercised during the period, the fair value adjustment to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.

Royal Bank of Canada        Second Quarter 2010        49

Note 10: Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total Trading revenue includes both trading-related net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest income and dividends recognized on trading assets and liabilities. Non-interest income includes a $529 million increase in the fair values of our net financial assets classified as held-for-trading for the three months ended April 30, 2010 (three months ended January 31, 2010 – $472 million increase; three months ended April 30, 2009 – $403 million increase). During the six months ended April 30, 2010, Non-interest income includes a $1,001 million increase in the fair value of our net financial assets classified as held-for-trading (six months ended April 30, 2009 – increase of $657 million).

	For the three months ended			For the six months ended
	April 30 2010	January 31 2010	April 30 2009 (1)	April 30 2010	April 30 2009 (1), (2)
Net interest income	$339	$386	$666	$725	$1,340
Non-interest income	393	750	781	1,143	734
Total	$732	$1,136	$1,447	$1,868	$2,074

(1)	Certain amounts have been reclassified from Net interest income to Non-interest income from the results previously reported.
(2)	Restated due to the impact of adopting the amendments to CICA Section 3855 issued in August 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

Financial instruments designated as held-for-trading

During the quarter, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $50 million (three months ended January 31, 2010 – increased by $113 million; three months ended April 30, 2009 – decreased by $288 million). During the six months ended April 30, 2010, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $163 million (six months ended April 30, 2009 – increased by $51 million).

Financial instruments measured at amortized cost

Net interest income reflects the following for financial instruments measured at amortized cost:

	For the three months ended			For the six months ended
	April 30 2010	January 31 2010	April 30 2009	April 30 2010	April 30 2009
Net fee income which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading	$865	$933	$832	$1,798	$1,696
Net fee income arising from trust and other fiduciary activities	1,318	1,514	1,239	2,832	2,509
Net gains arising from financial instruments measured at amortized cost	1	2	4	3	6
Total	$2,184	$2,449	$2,075	$4,633	$4,211

Note 11: Income taxes

Recoverability of Deferred Tax Asset

On a quarterly basis, we review our deferred tax asset, which is included in Other assets on our Consolidated Balance Sheets, to determine whether it is more likely than not that the benefits associated with this asset will be realized; this review involves evaluating both positive and negative evidence. Our deferred tax asset represents temporary differences between the financial reporting and tax bases of certain of our assets and liabilities in addition to the tax benefit of net operating loss carry-forwards.

As part of our assessment of the realizability of our deferred tax asset as at April 30, 2010, we reviewed the tax benefit associated with our U.S. banking operations, which is currently generating negative earnings and contributing to the body of negative evidence. Based on our review, we concluded that there is sufficient positive evidence to overcome the negative evidence that RBC Bank’s deferred tax asset is realizable and thus, a valuation allowance against it was not required as at April 30, 2010.

Income taxes on components of Other comprehensive income

The income tax expense or benefit allocated to each component of Other comprehensive income is presented in the following table:

	For the three months ended			For the six months ended
	April 30 2010	January 31 2010	April 30 2009	April 30 2010	April 30 2009(1)
Net unrealized gains (losses) on available-for-sale securities	$50	$12	$81	$62	$(107)
Reclassification of (gains) losses on available-for-sale securities to income	(6)	(30)	30	(36)	54
Net foreign currency translation gains from hedging activities	610	178	288	788	251
Net gains (losses) on derivatives designated as cash flow hedges	19	(24)	34	(5)	13
Reclassification of gains (losses) on derivatives designated as cash flow hedges to income	3	(8)	(5)	(5)	(5)
Total income taxes	$676	$128	$428	$804	$206

(1)	Certain amounts have been restated due to the impact of adopting the amendments to CICA Section 3855 issued in August 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

50        Royal Bank of Canada        Second Quarter 2010

Note 12: Earnings per share

	For the three months ended			For the six months ended
	April 30 2010	January 31 2010	April 30 2009	April 30 2010	April 30 2009 (1)
Basic earnings per share
Net income (loss)	$1,329	$1,497	$(50)	$2,826	$1,060
Preferred share dividends	(65)	(64)	(55)	(129)	(96)
Net income (loss) available to common shareholders	$1,264	$1,433	$(105)	$2,697	$964
Average number of common shares (in thousands)	1,420,375	1,418,146	1,405,772	1,419,242	1,385,995
Basic earnings (loss) per share	$.89	$1.01	$(.07)	$1.90	$.70
Diluted earnings per share
Net income (loss) available to common shareholders	$1,264	$1,433	$(105)	$2,697	$964
Average number of common shares (in thousands)	1,420,375	1,418,146	1,405,772	1,419,242	1,385,995
Stock options (2)	5,564	5,630	2,927	5,598	3,489
Issuable under other stock-based compensation plans	1,880	1,990	1,926	1,936	1,934
Exchangeable shares (3)	6,413	6,413	6,413	6,413	6,413
Average number of diluted common shares (in thousands)	1,434,232	1,432,179	1,417,038	1,433,189	1,397,831
Diluted earnings (loss) per share	$.88	$1.00	$(.07)	$1.88	$.69

(1)	Certain amounts have been restated due to the impact of implementing the amendments to CICA Handbook Section 3855 issued in August 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.
(2)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. The following amounts were excluded from the three month period calculations of diluted earnings per share: for the three months ended April 30, 2010 – nil average options outstanding with an average exercise price of $nil; for the three months ended January 31, 2010 – 41,124 average options outstanding with an average exercise price of $57.90; and for the three months ended April 30, 2009 – 7,616,273 average options outstanding with an exercise price of $46.17. The following amounts were excluded from the six month period calculations of diluted earnings per share: for the six months ended April 30, 2010 – 41,124 average options outstanding with an average exercise price of $57.90 and for the six months ended April 30, 2009 – 5,304,375 average options outstanding with an average exercise price of $50.88.
(3)	Exchangeable shares were issued for the acquisition of Phillips, Hager & North Investment Management Ltd. Refer to Note 11 to our 2009 Annual Consolidated Financial Statements.

Note 13: Guarantees and contingencies

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The following table summarizes significant guarantees that we have provided to third parties:

	As at
	April 30, 2010		October 31, 2009
	Maximum potential amount of future payments	Carrying value	Maximum potential amount of future payments	Carrying value
Credit derivatives and written put options (1)	$14,953	$558	$19,720	$1,049
Backstop liquidity facilities (2)	20,823	67	24,982	66
Stable value products (3)	20,175	171	21,777	260
Financial standby letters of credit and performance guarantees (4)	17,230	100	18,082	96
Credit enhancements	3,159	57	3,240	45
Mortgage loans sold with recourse	863	–	1,103	–

(1)	The carrying value is included in Other – Derivatives on our Consolidated Balance Sheets. The notional amount of the contract approximates the maximum potential amount of future payments.
(2)	Certain RBC-administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. As at April 30, 2010, these loans totalled US$1.5 billion (C$1.5 billion) (October 31, 2009 – US$1.6 billion; C$1.7 billion), before the allowance for loan losses of US$3 million (C$3 million) (October 31, 2009 – US$2 million; C$2 million), and are included in Wholesale Loans – Business on our Consolidated Balance Sheets.
(3)	The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential amount of future payments comprise $7.9 billion (October 31, 2009 – $8.3 billion) for bank-owned life insurance policies and $12.3 billion
(October 31, 2009 – $13.5 billion) for U.S. Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans. We have recorded a provision in connection with the stable value contracts on bank-owned life insurance policies that reflects both the value of the assets in the underlying investment portfolios of the policies and our estimate of the probability of the policyholders surrendering their policies. For the three months ended April 30, 2010, we made a (recovery) provision of $28 (three months ended January 31, 2010 – $(54); three months ended April 30, 2009 – $6 million).
(4)	The carrying value is included in Other – Other liabilities on our Consolidated Balance Sheets. The maximum potential amount of future payments includes $1,138 million (October 31, 2009 – $816 million) related to the Auction Rate Securities Tender Option Bond programs and represents the higher of the notional amounts of the letters of credit and the liquidity facilities.

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia Investor Services (RBC Dexia IS). As at April 30, 2010, RBC Dexia IS securities lending indemnifications totalled $36.7 billion (October 31, 2009 – $34.7 billion); we are exposed to 50% of this amount.

Refer to Note 25 to our 2009 Annual Consolidated Financial Statements for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Pledged assets

Details of assets pledged against liabilities are shown in the following tables:

	As at
	April 30 2010	October 31 2009
Cash and due from banks	$576	$665
Interest-bearing deposits with banks	3,109	2,696
Loans	11,174	7,422
Securities	47,634	53,276
Assets purchased under reverse repurchase agreements	41,783	27,479
Other assets	712	205
	$104,988	$91,743

Royal Bank of Canada        Second Quarter 2010        51

Note 13: Guarantees and contingencies (continued)

	As at
	April 30 2010	October 31 2009
Assets pledged to:
Foreign governments and central banks	$2,436	$2,824
Clearing systems, payment systems and depositories	2,012	2,574
Assets pledged in relation to:
Securities borrowing and lending	34,130	27,429
Obligations related to securities sold under repurchase agreements	47,228	44,155
Derivative transactions	9,350	8,040
Covered bonds	8,596	5,187
Other	1,236	1,534
	$104,988	$91,743

We are also required to provide intra-day pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activity are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets are not included in the table above. For the three months ended April 30, 2010, we had on average $3.4 billion (October 31, 2009 – $4.3 billion; April 30, 2009 – $4.6 billion) of assets pledged intraday to the Bank of Canada on a daily basis. For the six months ended April 30, 2010, we had on average $4.0 billion (April 30, 2009 – $4.6 billion) of assets pledged intraday to the Bank of Canada on a daily basis. There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances outstanding as at April 30, 2010, October 31, 2009, and April 30, 2009.

Collateral

As at April 30, 2010, the approximate market value of collateral accepted that may be sold or repledged by us was $90.5 billion

(October  31, 2009 – $78.9 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $36.3 billion (October 31, 2009 – $26.1 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

Litigation

Enron Corp. (Enron) litigation

As discussed in Note 25 to our 2009 Annual Consolidated Financial Statements, Royal Bank of Canada and certain related entities were defendants in a class action brought by the Regents of the University of Southern California which was consolidated with the lead action entitled Newby v Enron Corp., which was the main consolidated purported Enron shareholder class action. This class action against Royal Bank of Canada and certain related entities was dismissed with prejudice on December 2, 2009. As a result of this development, during the first quarter we determined that the $60 million provision (US$50 million or $53 million using the exchange rate at January 31, 2010) that we had established for this particular litigation is no longer necessary. Accordingly, during the quarter ended January 31, 2010, we recorded its reversal in Non-interest expense – Other in our Consolidated Statement of Income where the provision was initially recorded.

Royal Bank of Canada is also named as a defendant by one individual investor in respect of the losses suffered by that investor as a purchaser of Enron publicly traded equity and debt securities. We have not recorded a provision in respect of this lawsuit as it is not possible to predict its ultimate outcome or when it will be resolved; however, we do not believe the ultimate resolution of this lawsuit will have a significant adverse impact on our consolidated financial position. We review the status of this matter on an ongoing basis and will exercise our judgment in resolving it in such a manner as we believe to be our best interests.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 14: Results by business segment

Quarterly earnings

	Canadian Banking			Wealth Management			Insurance
	Q2/10	Q1/10	Q2/09	Q2/10	Q1/10	Q2/09	Q2/10	Q1/10	Q2/09
Net interest income	$1,810	$1,879	$1,678	$72	$78	$100	$–	$–	$–
Non-interest income	781	759	693	903	986	891	1,327	1,382	1,229
Total revenue	2,591	2,638	2,371	975	1,064	991	1,327	1,382	1,229
Provision for credit losses	302	318	351	–	–	–	–	–	–
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	1,096	1,130	958
Non-interest expense	1,234	1,205	1,171	828	806	817	136	129	138
Net income before income taxes	1,055	1,115	849	147	258	174	95	123	133
Income taxes (recoveries)	319	338	268	57	39	48	(12)	5	20
Non-controlling interest	–	–	–	–	–	–	–	–	–
Net income	$736	$777	$581	$90	$219	$126	$107	$118	$113
Less: Preferred dividends	17	15	13	7	8	7	3	3	2
Net income available to common shareholders	$719	$762	$568	$83	$211	$119	$104	$115	$111
Average assets (2)	$276,700	$273,600	$254,800	$18,200	$19,200	$22,800	$14,800	$14,300	$13,000

52        Royal Bank of Canada        Second Quarter 2010

Note 14: Results by business segment (continued)

Quarterly earnings
	International Banking			Capital Markets (1)			Corporate Support (1)
	Q2/10	Q1/10	Q2/09	Q2/10	Q1/10	Q2/09	Q2/10	Q1/10	Q2/09
Net interest income	$351	$320	$459	$660	$729	$936	$(194)	$(259)	$(275)
Non-interest income	252	228	226	940	1,111	630	65	121	194
Total revenue	603	548	685	1,600	1,840	1,566	(129)	(138)	(81)
Provision for (recovery of) credit losses	185	175	289	21	30	145	(4)	(30)	189
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	–	–	–
Non-interest expense	510	510	618	862	951	826	2	25	5
Goodwill impairment charge	–	–	1,000	–	–	–	–	–	–
Net income (loss) before income taxes	(92)	(137)	(1,222)	717	859	595	(127)	(133)	(275)
Income taxes (recoveries)	(66)	(80)	(98)	216	288	163	(71)	(25)	(135)
Non-controlling interest	1	–	2	(1)	–	12	23	23	24
Net income (loss)	$(27)	$(57)	$(1,126)	$502	$571	$420	$(79)	$(131)	$(164)
Less: Preferred dividends	13	13	16	15	16	15	10	9	2
Net income (loss) available to common shareholders	$(40)	$(70)	$(1,142)	$487	$555	$405	$(89)	$(140)	$(166)
Average assets (2)	$53,400	$56,100	$67,300	$304,300	$312,100	$362,800	$(14,000)	$(15,000)	$(8,400)

Quarterly earnings

	Total
	Q2/10	Q1/10	Q2/09
Net interest income	$2,699	$2,747	$2,898
Non-interest income	4,268	4,587	3,863
Total revenue	6,967	7,334	6,761
Provision for credit losses	504	493	974
Insurance policyholder benefits, claims and acquisition expense	1,096	1,130	958
Non-interest expense	3,572	3,626	3,575
Goodwill impairment charge	–	–	1,000
Net income before income taxes	1,795	2,085	254
Income taxes	443	565	266
Non-controlling interest	23	23	38
Net income (loss)	$1,329	$1,497	$(50)
Less: Preferred dividends	65	64	55
Net income (loss) available to common shareholders	$1,264	$1,433	$(105)
Average assets (2)	$653,400	$660,300	$712,300

Six months earnings

	Canadian Banking		Wealth Management		Insurance
	Q2/10	Q2/09	Q2/10	Q2/09	Q2/10	Q2/09
Net interest income	$3,689	$3,396	$150	$228	$–	$–
Non-interest income	1,540	1,440	1,889	1,760	2,709	2,575
Total revenue	5,229	4,836	2,039	1,988	2,709	2,575
Provision for credit losses	620	621	–	–	–	–
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	2,226	2,034
Non-interest expense	2,439	2,347	1,634	1,644	265	279
Net income before income taxes	2,170	1,868	405	344	218	262
Income taxes (recoveries)	657	591	96	90	(7)	37
Non-controlling interest	–	–	–	–	–	–
Net income	$1,513	$1,277	$309	$254	$225	$225
Less: Preferred dividends	32	23	15	13	6	4
Net income available to common shareholders	$1,481	$1,254	$294	$241	$219	$221
Average assets (2)	$275,100	$252,200	$18,700	$20,300	$14,600	$12,800

(1)	Taxable equivalent basis.
(2)	Calculated using methods intended to approximate the average of the daily balances for the period.

Royal Bank of Canada        Second Quarter 2010        53

Note 14: Results by business segment (continued)

Six months earnings

	International Banking		Capital Markets (1)		Corporate Support (1)
	Q2/10	Q2/09 (3)	Q2/10	Q2/09	Q2/10	Q2/09 (3)
Net interest income	$671	$873	$1,389	$1,788	$(453)	$(555)
Non-interest income	480	480	2,051	1,187	186	652
Total revenue	1,151	1,353	3,440	2,975	(267)	97
Provision for (recovery of) credit losses	360	521	51	305	(34)	313
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–
Non-interest expense	1,020	1,213	1,813	1,717	27	(3)
Goodwill impairment charge	–	1,000	–	–	–	–
Net income (loss) before income taxes	(229)	(1,381)	1,576	953	(260)	(213)
Income taxes (recoveries)	(146)	(160)	504	317	(96)	(145)
Non-controlling interest	1	5	(1)	(9)	46	47
Net income (loss)	$(84)	$(1,226)	$1,073	$645	$(210)	$(115)
Less: Preferred dividends	26	28	31	26	19	2
Net income (loss) available to common shareholders	$(110)	$(1,254)	$1,042	$619	$(229)	$(117)
Average assets (2)	$54,800	$68,200	$308,200	$378,800	$(14,400)	$(4,500)

Six months earnings

	Total
	Q2/10	Q2/09 (3)
Net interest income	$5,446	$5,730
Non-interest income	8,855	8,094
Total revenue	14,301	13,824
Provision for credit losses	997	1,760
Insurance policyholder benefits, claims and acquisition expense	2,226	2,034
Non-interest expense	7,198	7,197
Goodwill impairment charge	–	1,000
Net income before income taxes	3,880	1,833
Income taxes	1,008	730
Non-controlling interest	46	43
Net income	$2,826	$1,060
Less: Preferred dividends	129	96
Net income available to common shareholders	$2,697	$964
Average assets (2)	$657,000	$727,800

(1)	Taxable equivalent basis.
(2)	Calculated using methods intended to approximate the average of the daily balances for the period.
(3)	Certain amounts have been restated due to the impact of adopting the amendments to CICA Section 3855 issued in August 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

Note 15: Capital management

Regulatory capital and capital ratios

Office of the Superintendent of Financial Institutions Canada (OSFI) formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. Our assets-to-capital multiple remains below the maximum prescribed by OSFI.

Regulatory capital, risk-adjusted assets and capital ratios

	Basel II
	As at
	April 30 2010	October 31 2009
Capital
Tier 1 capital	$33,427	$31,774
Total capital	35,863	34,881
Risk-adjusted assets
Credit risk	$189,001	$185,051
Market risk	22,555	23,321
Operational risk	37,713	36,465
Total risk-adjusted assets	$249,269	$244,837
Capital ratios
Tier 1 capital	13.4%	13.0%
Total capital	14.4%	14.2%
Assets-to-capital multiple	16.0X	16.3X

54        Royal Bank of Canada        Second Quarter 2010

Note 16: Reconciliation of Canadian and United States generally accepted accounting principles

The Interim Consolidated Financial Statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the OSFI, the Interim Consolidated Financial Statements are to be prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and United States GAAP are quantified below. For a complete discussion of Canadian and U.S. GAAP differences, refer to Note 31 to our 2009 Annual Consolidated Financial Statements.

Certain of the MBS that we classify as held-for-trading under Canadian GAAP are classified as available-for-sale under U.S. GAAP. During the year, we identified that some of the adjustments recorded in prior periods in connection with this Canadian GAAP and U.S. GAAP difference were incorrect; however, since the cumulative impact of those errors was not material to the periods to which they related, we have corrected them in the first quarter of 2010 as follows: Securities, Liabilities – Other, RBC shareholders’ equity and Net income were increased by $284 million, $43 million, $93 million and $101 million, respectively, and Assets – Other, decreased by $148 million.

Condensed Consolidated Balance Sheets

	As at April 30, 2010			As at October 31, 2009			As at April 30, 2009
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP
Assets
Cash and due from banks	$8,757	$(60)	$8,697	$8,353	$(119)	$8,234	$9,342	$(40)	$9,302
Interest-bearing deposits with banks	8,888	(6,033)	2,855	8,923	(6,047)	2,876	11,297	(6,960)	4,337
Securities	188,236	(6,826)	181,410	186,272	(5,472)	180,800	175,676	(2,996)	172,680
Assets purchased under reverse repurchase agreements and securities borrowed	52,804	(1,764)	51,040	41,580	(1,135)	40,445	42,290	(1,815)	40,475
Loans, net of allowance for loan losses	283,069	(794)	282,275	280,963	(978)	279,985	278,959	(909)	278,050
Other (1)	113,382	(43,141)	70,241	128,898	(53,703)	75,195	162,950	(72,527)	90,423
	$655,136	$(58,618)	$596,518	$654,989	$(67,454)	$587,535	$680,514	$(85,247)	$595,267
Liabilities and shareholders’ equity
Deposits	$397,840	$(18,193)	$379,647	$398,304	$(20,766)	$377,538	$411,827	$(21,993)	$389,834
Other (2)	209,778	(40,013)	169,765	209,852	(46,053)	163,799	222,852	(62,686)	160,166
Subordinated debentures	5,813	–	5,813	6,461	–	6,461	7,629	–	7,629
Trust capital securities	1,398	(1,398)	–	1,395	(1,395)	–	1,398	(1,398)	–
Total liabilities	614,829	(59,604)	555,225	616,012	(68,214)	547,798	643,706	(86,077)	557,629
RBC shareholders’ equity (3)	38,064	(443)	37,621	36,906	(667)	36,239	34,658	(576)	34,082
Non-controlling interest in subsidiaries	2,243	1,429	3,672	2,071	1,427	3,498	2,150	1,406	3,556
Total equity	40,307	986	41,293	38,977	760	39,737	36,808	830	37,638
	$655,136	$(58,618)	$596,518	$654,989	$(67,454)	$587,535	$680,514	$(85,247)	$595,267

(1)	Includes adjustments of $60,788 million as at April 30, 2010 (October 31, 2009 – $70,824 million) related to Derivatives, which is primarily due to offsetting amounts under master netting agreements under U.S. GAAP. Refer to the section, Material differences between Canadian and U.S. GAAP – Right of offset, in Note 31 to our 2009 Annual Consolidated Financial Statements
(2)	Includes adjustments of $59,287 million as at April 30, 2010 (October 31, 2009 – $66,546 million) related to Derivatives, which is primarily due to offsetting amounts under master netting agreements under U.S. GAAP. Refer to the section, Material differences between Canadian and U.S. GAAP – Right of offset, in Note 31 to our 2009 Annual Consolidated Financial Statements
(3)	Included in our consolidated net income as at April 30, 2010 was $605 million (October 31, 2009 – $582 million) of undistributed earnings of our joint ventures and investments accounted for using the equity method under U.S. GAAP.

Material balance sheet reconciling items

The following table presents the increases or (decreases) in assets, liabilities and shareholders’ equity by material differences between Canadian and U.S. GAAP.

Royal Bank of Canada        Second Quarter 2010        55

Note 16: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Condensed Consolidated Statements of Income

	For the three months ended		For the six months ended
	April 30 2010	April 30 2009	April 30 2010 (1)	April 30 2009
Net income (loss), Canadian GAAP	$1,329	$(50)	$2,826	$1,060
Differences:
Net interest income
Joint ventures	(15)	(47)	(32)	(101)
Liabilities and equity	26	26	51	51
Non-interest income
Insurance accounting	(304)	(309)	(700)	(765)
Derivative instruments and hedging activities	(8)	39	(13)	(12)
Reclassification of securities, impairment of available-for-sale securities and application of the fair value option	77	118	244	(290)
Joint ventures	(165)	(158)	(333)	(302)
Insurance policyholder benefits, claims and acquisition expense	321	234	701	675
Non-interest expense
Insurance accounting	14	20	28	41
Joint ventures	166	186	333	367
Other	29	18	68	55
Income taxes and net difference in income taxes due to the above items	(46)	(17)	(98)	118
Non-controlling interest in net income of subsidiaries
Liabilities and equity	(26)	(26)	(51)	(51)
Net income, U.S. GAAP	$1,398	$34	$3,024	$846
Basic earnings (loss) per share (2)
Canadian GAAP	$.89	$(.07)	$1.90	$.70
U.S. GAAP	$.94	$(.01)	$2.03	$.54
Diluted earnings (loss) per share (2)
Canadian GAAP	$.88	$(.07)	$1.88	$.69
U.S. GAAP	$.93	$(.01)	$2.02	$.54

(1)	The six-month amounts for 2010 related to “Reclassification of securities, impairment of available-for-sale securities and application of the fair value option” and “Income taxes and net difference in income taxes due to the above items” were increased by $147 million and $46 million, respectively to correct prior period errors described at the beginning of this Note.
(2)	The impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings (loss) per share for all periods presented by less than one cent.

Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended
	April 30 2010	April 30 2009	April 30 2010	April 30 2009
Cash flows from operating activities, Canadian GAAP	$4,137	$2,517	$3,025	$2,904
U.S. GAAP adjustment for net income	69	84	198	(214)
Adjustments to determine net cash used in operating activities	(958)	838	(3,258)	133
Net cash from operating activities, U.S. GAAP	3,248	3,439	(35)	2,823
Cash flows from (used in) investing activities, Canadian GAAP	(3,677)	7,920	(9,893)	16,713
Adjustments to determine net cash from investing activities	1,581	87	1,198	(1,969)
Net cash from (used in) investing activities, U.S. GAAP	(2,096)	8,007	(8,695)	14,744
Cash flows (used in) from financing activities, Canadian GAAP	(1,061)	(11,221)	7,470	(21,391)
Adjustments to determine net cash from (used in) investing activities	(684)	(982)	1,921	2,143
Net cash (used in) from financing activities, U.S. GAAP	(1,745)	(12,203)	9,391	(19,248)
Effect of exchange rate changes on cash and due from banks	(177)	(73)	(198)	30
Net change in cash and due from banks	$(770)	$(830)	$463	$(1,651)
Cash and due from banks at beginning of year	9,467	10,132	8,234	10,953
Cash and due from banks at end of year, U.S. GAAP	$8,697	$9,302	$8,697	$9,302

56        Royal Bank of Canada        Second Quarter 2010

Note 16: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Accumulated other comprehensive income (loss), net of income taxes

	As at
	April 30, 2010			October 31, 2009	April 30, 2009
	Canadian GAAP	Differences	U.S. GAAP
Transition adjustments (1)	$59	$(80)	$(21)	$(21)	$–
Unrealized gains (losses) on available-for-sale securities:
Transition adjustment and unrealized (losses) of other-than-temporarily-impaired debt securities (2), (3)	–	(12)	(12)	(39)	–
Net unrealized (losses) gains of other securities	(81)	446	365	364	(886)
Unrealized foreign currency translation (losses), net of hedging activities	(1,715)	44	(1,671)	(1,329)	(772)
(Losses) on derivatives designated as cash flow hedges	(346)	(56)	(402)	(381)	(476)
Additional pension obligation	–	(956)	(956)	(956)	(523)
Accumulated other comprehensive income (loss), net of income taxes	$(2,083)	$(614)	$(2,697)	$(2,362)	$(2,657)

(1)	Transition adjustment differences consist of: (i) $(104) million related to the reclassification, as of November 1, 2008, of certain securities from available-for-sale to loans in accordance with the CICA’s amendments to Section 3855 (refer to Note 1 to our 2009 Annual Consolidated Financial Statements); (ii) $(18) million related to the adoption of the fair value option standard in Accounting Standards Codification (ASC) Topic 825-10 (FAS 159); refer to the section, Application of the fair value option, in Note 31 to our 2009 Annual Consolidated Financial Statements; (iii) $(3) million related to the implementation of measurement date requirements in ASC Topic 715 (FAS 158); refer to the section, Pensions and other post-employment benefits, in Note 31 to our 2009 Annual Consolidated Financial Statements; and (iv) $45 million in 2008 related to the adoption of CICA Section 1530, Comprehensive income, on November 1, 2006.
(2)	For the debt securities that we do not intend to sell or it is more likely than not that we will not be required to sell before recovery of the amortized costs, the credit related portion of the unrealized loss was recognized in income and the non-credit related portion in OCI under U.S. GAAP.
(3)	Transitional adjustment upon adoption of ASC Topic 320 (FSP FAS 115-2 and FAS 124-2) as at May 1, 2009 was a net unrealized loss of $225 million after taxes. Refer to the section, Other-than-temporary impairment of securities, in Note 31 to our 2009 Annual Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	For the three months ended
	April 30, 2010			April 30, 2009
	Canadian GAAP	Differences	U.S. GAAP
Net income	$1,329	$69	$1,398	$34
Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities, net of reclassification adjustments:
Unrealized gains of other-than-temporarily impaired debt securities (1)	–	9	9	–
Net unrealized gains (losses) of other securities (2)	33	(54)	(21)	54
Unrealized foreign currency translation (losses)	(1,601)	(2)	(1,603)	(793)
Reclassification of (gains) losses on foreign currency translation to income	(2)	2	–	–
Net foreign currency translation gains from hedging activities	1,338	–	1,338	613
Net gains on derivatives designated as cash flow hedges	42	–	42	105
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	8	–	8	(11)
Additional pension obligation	–	–	–	–
Total comprehensive income	$1,147	$24	$1,171	$2
Income taxes (recovery) deducted from the above items:
Net unrealized gains (losses) on available-for-sale securities (3)	$44	$(28)	$16	$53
Net foreign currency translation gains from hedging activities	610	–	610	288
Net gains on derivatives designated as cash flow hedges	19	–	19	47
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	3	–	3	(5)
Additional pension obligation	–	–	–	–
Total income taxes (recovery)	$676	$(28)	$648	$383

(1)	Represents unrealized gains and losses of other-than-temporarily impaired debt securities since May 1, 2009, the adoption date of ASC Topic 320 (FSP FAS 115-2 and FAS 124-21); refer to the section, Other-than-temporary impairment of securities, in Note 31 to our 2009 Annual Consolidated Financial Statements.
(2)	The difference includes $8 million related to the reclassification, as of November 1, 2008, of certain securities from available-for-sale to loans and receivables in accordance with the CICA’s amendments to Section 3855. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.
(3)	The difference includes $2 million related to the reclassification, as of November 1, 2008, of certain securities from available-for-sale to loans and receivables in accordance with the CICA’s amendments to Section 3855. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2010        57

Note 16: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Consolidated Statements of Comprehensive Income

	For the six months ended
	April 30, 2010			April 30, 2009
	Canadian GAAP	Differences	U.S. GAAP
Net income	$2,826	$198	$3,024	$846
Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities, net of reclassification adjustments:
Unrealized gains of other-than-temporarily impaired debt securities (1)	–	27	27	–
Net unrealized (losses) gains of other securities (2)	(5)	6	1	143
Unrealized foreign currency translation (losses)	(2,062)	(3)	(2,065)	(609)
Reclassification of (gains) losses on foreign currency translation to income	(2)	2	–	–
Net foreign currency translation gains from hedging activities	1,723	–	1,723	594
Net (losses) gains on derivatives designated as cash flow hedges	(12)	–	(12)	64
Reclassification of (gains) on derivatives designated as cash flow hedges to income	(9)	–	(9)	(11)
Additional pension obligation	–	–	–	–
Total comprehensive income	$2,459	$230	$2,689	$1,027
Income taxes (recovery) deducted from the above items:
Net unrealized (losses) gains on available-for-sale securities (3)	$26	$(9)	$17	$79
Net foreign currency translation gains from hedging activities	788	–	788	251
Net (losses) gains on derivatives designated as cash flow hedges	(5)	–	(5)	26
Reclassification of (gains) on derivatives designated as cash flow hedges to income	(5)	–	(5)	(4)
Additional pension obligation	–	–	–	–
Total income taxes (recovery)	$804	$(9)	$795	$352

(1)	Represents unrealized gains and losses of other-than-temporarily impaired debt securities since May 1, 2009, the adoption date of ASC Topic 320 (FSP FAS 115-2 and FAS 124-21); refer to the section, Other-than-temporary impairment of securities, below.
(2)	The difference includes $16 million related to the reclassification, as of November 1, 2008, of certain securities from available-for-sale to loans and receivables in accordance with the CICA’s amendments to Section 3855. Refer to Note 1 in our 2009 Annual Consolidated Financial Statements.
(3)	The difference includes $4 million related to the reclassification, as of November 1, 2008, of certain securities from available-for-sale to loans and receivables in accordance with the CICA’s amendments to Section 3855. Refer to Note 1 in our 2009 Annual Consolidated Financial Statements.

Securities

The following table represents the duration of the unrealized losses on our available-for-sale and held-to-maturity securities. Refer to Note 3 for the reasons why these securities are considered to be not other-than-temporarily impaired as at April 30, 2010. The gross unrealized losses of the available-for-sale securities under U.S. GAAP are higher than those under Canadian GAAP as disclosed in Note 3, primarily because certain of these securities were designated as held-for-trading using the fair value option and also due to the reclassification of certain available-for-sale securities to loans under Canadian GAAP.

Fair value and unrealized losses position for Available-for-sale securities

	As at April 30, 2010
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt
Federal	$1,324	$12	$350	$6	$1,674	$18
Provincial and municipal	572	9	48	2	620	11
U.S. state, municipal and agencies debt	662	1	35	1	697	2
Other OECD government debt	184	3	31	3	215	6
Mortgage-backed securities (1)	96	18	1,787	340	1,883	358
Asset-backed securities
CDOs	–	–	196	18	196	18
Non-CDO securities	518	10	292	47	810	57
Corporate debt and other debt	2,156	57	1,348	214	3,504	271
Equities	59	10	45	14	104	24
Loan substitute securities	–	–	191	29	191	29
	$5,571	$120	$4,323	$674	$9,894	$794

(1)	The majority of the MBS are residential. Fair value and unrealized losses of commercial MBS for less than 12 months are $5 and $1, respectively and for 12 months or more are $118 million and $8 million, respectively.

58        Royal Bank of Canada        Second Quarter 2010

Note 16: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

	As at October 31, 2009
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt
Federal	$1,213	$8	$–	$–	$1,213	$8
Provincial and municipal	148	4	93	2	241	6
U.S. state, municipal and agencies debt	162	1	487	27	649	28
Other OECD government debt	503	2	74	2	577	4
Mortgage-backed securities (1)	496	118	2,113	379	2,609	497
Asset-backed securities
CDOs	–	–	205	24	205	24
Non-CDO securities	724	15	275	68	999	83
Corporate debt and other debt	1,382	42	1,887	305	3,269	347
Equities	59	40	97	23	156	63
Loan substitute securities (2)	–	–	150	70	150	70

	$4,687	$230	$5,381	$900	$10,068	$1,130

(1)	The majority of the MBS are residential. Fair value and unrealized losses of commercial MBS for less than 12 months are $nil and $nil, respectively and for 12 months or more are $197 million and $23 million, respectively.
(2)	Loan substitute securities were not included in this table in our 2009 Annual Consolidated Financial Statements.

Other-than-temporary impairment of securities

Accounting Standards Codification (ASC) Topic 320, Investments – Debt and Equity Securities provides impairment assessment guidance and recognition principles of other-than-temporary impairment for debt securities and enhances the presentation and disclosure requirements for debt as well as equity securities. In accordance with this guidance, the unrealized loss of an available-for-sale debt security is an other-than-temporary impairment when: (i) the entity has the intent to sell the security; (ii) it is more likely than not that the entity will be required to sell the security before recovery of the amortized cost; or (iii) the entity does not expect to recover the entire amortized cost of the security (credit loss) even though it will not sell the security. If one of the first two conditions is met, the full amount of the unrealized loss in AOCI should be recognized in income. If these two conditions are not met but the entity has incurred a credit loss on the security, the credit loss and the non-credit related loss are recognized in income and OCI, respectively.

Other-than-temporary impairment losses of available-for-sale debt securities (1)

	For the three months ended April 30, 2010	For the six months ended April 30, 2010
Credit related losses for securities which we do not intend to sell or more-likely-than-not will not be required to sell	$10	$49
Total losses for securities which we intend to sell or more-likely-than-not will be required to sell	17	29
Total write-downs of debt securities recognized in income	$27	$78
Add: Non-credit related losses of debt securities recognized in OCI (before income taxes) (2)	18	23
Total realized and unrealized other-than-temporary impairment losses	$45	$101

(1)	There are no comparatives for this table as we adopted the ASC Topic 320 on May 1, 2009.
(2)	The balance presented excludes $59 million and $80 million for the three and six months ended April 30, 2010, respectively, of gross unrealized gains recorded in OCI related to securities for which fair values have recovered above the amortized costs since the initial write-downs.

Cumulative other-than-temporary impairment credit losses of available-for-sale debt securities

	As at April 30, 2010	As at October 31, 2009
Balance at beginning of the period	$401	$–
Credit losses of other-than-temporarily impaired debt securities upon the adoption of Topic 320 (FSP FAS 115-2 and 124-2) as at May 1, 2009	–	322
Credit losses recognized in income on debt securities not previously impaired	23	64
Credit losses recognized in income on debt securities that have previously been impaired	26	38
Reductions related to securities that we intend to or it is more likely than not that we will be required to sell before recovery of amortized costs	(6)	(19)
Reductions due to securities sold or matured during the period	(84)	(4)
Balance at end of the period	$360	$401

Refer to Note 3 to our 2009 Annual Consolidated Financial Statements for the methodology and significant inputs used to determine credit losses.

Royal Bank of Canada        Second Quarter 2010        59

Note 16: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

The following table presents the Available-for-sale and Held-to-maturity securities we held at the end of the period, measured at carrying value:

	Term to maturity (2)						As at April 30, 2010 Total	As at October 31, 2009 Total
	Within 3 months	3 months to 1 year	1 to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity
Available-for-sale securities (1)
Canadian government debt
Federal
Amortized cost	143	3,102	12,486	160	16	–	15,907	15,392
Fair value	143	3,127	12,872	162	18	–	16,322	15,927
Provincial and municipal
Amortized cost	–	6	909	55	1,837	–	2,807	2,694
Fair value	–	6	928	56	1,951	–	2,941	2,886
U.S. state, municipal and agencies debt
Amortized cost	1,361	209	871	348	823	–	3,612	5,153
Fair value	1,367	209	911	372	859	–	3,718	5,296
Other OECD government debt
Amortized cost	39	64	361	69	33	–	566	1,412
Fair value	37	64	366	69	32	–	568	1,420
Mortgage-backed securities
Amortized cost	2	18	424	302	2,153	–	2,899	3,497
Fair value	2	19	409	275	1,869	–	2,574	3,027
Asset-backed securities
Amortized cost	637	378	254	381	1,482	–	3,132	4,028
Fair value	341	387	261	383	1,452	–	3,124	4,015
Corporate debt and other debt
Amortized cost	2,247	1,035	3,587	2,070	3,873	236	13,048	16,750
Fair value	2,250	1,069	3,704	2,163	3,843	183	13,212	16,952
Equities
Cost	–	–	–	–	–	370	370	1,094
Fair value	–	–	–	–	–	397	397	1,074
Loan substitute
Cost	–	–	–	–	–	221	221	220
Fair value	–	–	–	–	–	191	191	150
Amortized cost	4,429	4,812	18,892	3,385	10,217	827	42,562	50,240
Fair value	4,140	4,881	19,451	3,480	10,024	771	43,047	50,747
Held-to-maturity securities (1)
Amortized cost	91	93	72	22	6	–	284	156
Fair value	91	93	72	22	6	–	284	156
Total carrying value of securities (1)	$4,231	$4,974	$19,523	$3,502	$10,030	$771	$43,331	$50,903

(1)	Available-for-sale securities, including loan substitutes, are carrying at fair value and held-to-maturity securities are carried at amortized cost.
(2)	Actual maturities may differ from contractual maturities shown above since borrowers may have the right to prepay obligations with or without prepayment penalties.

Framework on fair value measurement

ASC Topic 820, Fair Value Measurements and Disclosures (Topic 820) establishes a framework for measuring fair value and prescribes a three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of assets and liabilities. Refer to Note 31 to our 2009 Annual Consolidated Financial Statements for details of the guidance and Note 2 to these unaudited Interim Consolidated Financial Statements for the fair value hierarchy disclosures.

In 2009 and 2010, Financial Accounting Standards Board (FASB) issued new guidance to improve disclosures about fair value measurements and alternative investments that were effective for us this quarter. Refer to the “Significant accounting changes” section of this note for details.

Fair value option for financial assets and liabilities

Under ASC Topic 825-10, Financial Instruments, an entity has the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied.

Our accounting policy on electing the fair value option is described in our 2009 Annual Consolidated Financial Statement in Note 1 and in the ‘Material differences between Canadian and U.S. GAAP’ section of Note 31. The following table presents the categories of financial assets and liabilities elected for fair value option in accordance with guidance under ASC Topic 815-15-25, Derivatives and Hedging – Embedded Derivatives and ASC Topic 825-10, as well as the difference between the aggregate fair value and the aggregate remaining contractual maturity amount for loans and long-term debt for which the fair value option has been elected under these standards:

	As at April 30, 2010			As at October 31, 2009
	Aggregate fair value carrying amount	Contractual maturity amount	Fair value over (under) contractual maturity amount	Aggregate fair value carrying amount	Contractual maturity amount	Fair value over (under) contractual maturity amount
Financial assets
Interest-bearing deposits with banks	$3,056	$3,056	$–	$2,773	$2,773	$–
Securities – Trading	6,020	n.a.	n.a.	1,718	n.a.	n.a.
Assets purchased under reverse repurchase agreements and securities borrowed	27,288	27,289	(1)	18,911	18,914	(3)
Loans – Retail	89	89	–	214	214	–
Loans – Wholesale	2,433	2,556	(123)	2,818	2,934	(116)
Performing loans	2,433	2,556	(123)	2,441	2,557	(116)
90 days or more past due but not impaired	–	–	–	377	377	–

60        Royal Bank of Canada        Second Quarter 2010

Note 16: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

	As at April 30, 2010			As at October 31, 2009
	Aggregate fair value carrying amount	Contractual maturity amount	Fair value over (under) contractual maturity amount	Aggregate fair value carrying amount	Contractual maturity amount	Fair value over (under) contractual maturity amount
Financial liabilities
Deposits
Personal	$3,261	$3,261	$–	$2,605	$2,605	$–
Business and government	46,811	46,749	62	40,335	40,167	168
Bank	5,961	5,961	–	10,880	10,880	–
Obligations related to assets sold under repurchase agreements and securities loaned	27,174	27,174	–	21,628	21,626	2
Other liabilities	160	160	–	240	240	–
Subordinated debentures	100	108	(8)	110	120	(10)

The unrealized gains of these assets and liabilities recognized in income for the six months ended April 30, 2010 was $51 million. The amount of changes in fair value attributable to changes in credit risk for loans and receivables and attributable to our credit spreads for our financial liabilities, and the methodology to determine these amounts are disclosed in Note 2. Changes in fair value since November 1, 2009 attributable to changes in our credit spreads decreased the fair value of our term deposit liabilities by $34 million. This decrease is primarily due to the increase in our credit spreads for both Canadian and U.S.

denominated term deposit liabilities. Changes in fair value in the period attributable to changes in credit risk or our credit spreads on Loans- Wholesale and Subordinated debentures, respectively, were not material.

Interest income and expense of these debt securities and loans are measured based on their interest rates and are reported in Net interest income.

Derivatives and hedging activities

ASC Topic 815, Derivatives and Hedging, requires an entity to disclose how and why it uses derivatives, how it accounts for derivatives and any related hedged item, and how derivatives and hedged items affect the entity’s financial position, performance and cash flows. Refer to Notes 1 and 7 to our 2009 Annual Consolidated Financial Statements for more information regarding our use of derivative instruments and hedging activities.

Fair value of derivatives by major types of products

The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at April 30, 2010				As at October 31, 2009
	Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship (1)	Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship (1)
	Cash flow hedges	Fair value hedges	Net investment hedges		Cash flow hedges	Fair value hedges	Net investment hedges
Assets
Derivative financial instruments
Interest rate contracts	$803	$1,693	$–	$43,985	$1,130	$2,107	$–	$50,732
Foreign exchange contracts	–	–	390	23,255	–	–	139	25,598
Credit derivatives	–	–	–	2,435	–	–	–	5,320
Other contracts	–	–	–	5,657	–	–	–	7,359
Total	$803	$1,693	$390	$75,332	$1,130	$2,107	$139	$89,009
Liabilities
Derivative financial instruments
Interest rate contracts	$955	$66	$–	$40,735	$1,493	$82	$–	$46,551
Foreign exchange contracts	–	–	131	26,760	–	–	327	23,832
Credit derivatives	–	–	–	2,063	–	–	–	4,418
Other contracts	6	–	–	7,264	–	–	–	7,844
Total	$961	$66	$131	$76,822	$1,493	$82	$327	$82,645
Non-derivative financial instruments	$–	$–	$4,913	$–	$–	$–	$5,233	n.a.

(1)	Derivative liabilities include stable value contracts on $169 million (October 31, 2009 – $257 million) of bank-owned life insurance policies and $2 million (October 31, 2009 – $3 million) of 401(k) plans.
n.a.	not applicable.

Royal Bank of Canada        Second Quarter 2010        61

Note 16: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Hedging activities by major types of products

		For the three months ended April 30, 2010			For the three months ended April 30, 2009			For the six months ended April 30, 2010
		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges	Ineffective portion
	Interest rate contracts	$(1)	n.a	n.a	$8	n.a	n.a	$(5)	n.a	n.a
Cash flow hedges	Ineffective portion
	Interest rate contracts	(11)	n.a	n.a	1	n.a	n.a	(5)	n.a	n.a
	Effective portion
	Interest rate contracts	n.a	n.a	48	n.a	n.a	105	n.a	n.a	(2)
	Other contracts	n.a	n.a	(6)	n.a	n.a	n.a	n.a	n.a	(10)
	Reclassified to income during the period (1)
	Interest rate contracts	n.a	(12)	n.a	n.a	16	n.a	n.a	19	n.a
	Other contracts	n.a	n.a	n.a	n.a	n.a	n.a	n.a	(6)	n.a
Net investment hedges	Foreign currency losses	n.a	n.a	n.a	n.a	n.a	(793)	n.a	n.a	n.a
	Gains from hedges
	Foreign exchange contracts	n.a	n.a	1,155	n.a	n.a	499	n.a	n.a	1,497
	Non-derivative financial instruments	n.a	n.a	183	n.a	n.a	114	n.a	n.a	226
		$(12)	$(12)	$1,380	$9	$16	$(75)	$(10)	$13	$1,711

(1)	After-tax losses of $8 million and gains of $9 million (three months ended April 30, 2009 – gains of $11 million), were reclassified from AOCI to income for the three and six months ended April 30, 2010, respectively.
n.a.	not applicable.

Revenue from trading and selected non-trading financial instruments

	For the three months ended April 30, 2010	For the three months ended April 30, 2009	For the six months ended April 30, 2010
Non-interest income
Interest rate and credit	$336	$758	$999
Equities	(25)	4	(34)
Foreign exchange and commodities (1)	139	138	232
Total	$450	$900	$1,197

(1)	Includes precious metals.

Contingent features

Certain derivative instruments contain provisions that link our collateral posting requirements to our credit ratings from the major credit rating agencies. If our credit ratings were to fall, certain counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing overnight collateralization on net derivative liability positions. The aggregate net fair value of all derivative instruments with collateral posting requirements that are in a net liability position on April 30, 2010, is $12.8 billion (October 31, 2009 –

$10.5 billion) for which we have posted collateral of $8.6 billion (October 31, 2009 – $6.4 billion) in the normal course of business. If our credit ratings had been downgraded to BBB on April 30, 2010, we would have been required to post an additional $2.4 billion of collateral (October 31, 2009 – $2.2 billion) to the counterparties of these contracts. If our credit ratings were to fall below BBB, we do not expect that the additional collateral that we would be required to post would be material.

Credit Derivatives and guarantees

Under ASC Topic 815, more information about the potential adverse effects of changes in credit risk on the financial position, financial performance and cash flows of the sellers of credit derivatives, including credit derivatives embedded in hybrid instruments is required to be disclosed. The guidance also amends ASC Topic 460, Guarantees, to require additional disclosure about the current status of the payment/performance risk of a guarantee. Refer to Note 31 to our 2009 Annual Consolidated Financial Statements for the nature of these contracts.

Credit derivative instruments for which we are the seller of credit protection are summarized in the table below. These instruments have been classified as investment and non-investment grade based on the credit quality of the underlying referenced asset within the credit derivative. For most credit derivatives, the notional value represents the maximum amount payable by us. However, we do not exclusively monitor our exposure to credit derivatives based on notional value because this measure does not take into consideration the probability of occurrence. As such, the notional value is not a reliable indicator of our exposure to these contracts.

Credit derivatives – protection sold by ratings/maturity profile

	As at April 30, 2010						As at October 31, 2009
	Maximum Payout / Notional				Fair value		Maximum Payout / Notional				Fair value
	Within 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Within 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative
Credit default swaps (1)
Investment grade (2)	$3,530	$13,054	$3,262	$19,846	$251	$369	$6,380	$19,864	$5,338	$31,582	$227	$1,105
Non-investment grade (2)	1,350	4,030	1,276	6,656	113	569	1,668	6,880	1,489	10,037	74	1,377
Non-rated	139	6,937	385	7,461	67	130	707	7,279	532	8,518	33	368
	$5,019	$24,021	$4,923	$33,963	$431	$1,068	$8,755	$34,023	$7,359	$50,137	$334	$2,850
Credit default baskets
Not rated (3)	$751	$2,363	$4,294	$7,408	$–	$511	$1,161	$4,538	$2,543	$8,242	$–	$1,074
Total (4)	$5,770	$26,384	$9,217	$41,371	$431	$1,579	$9,916	$38,561	$9,902	$58,379	$334	$3,924

(1)	Credit default swaps include total return swaps which are nominal to the entire portfolio.
(2)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset. Where external ratings were not available, our internal ratings were used.
(3)	Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset; consequently, ratings have not been assigned because the underlying asset(s) cannot be reasonably rated.
(4)	At April 30,2010 the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $40.3 billion and $1.4 billion, respectively (October 31, 2009 – $48.7 billion and $2.5 billion, respectively).

62        Royal Bank of Canada        Second Quarter 2010

Note 16: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Guarantees

The following table summarizes significant guarantees we have provided to third parties by investment grade and non-investment grade.

	As at April 30, 2010					As at October 31, 2009
	Maximum potential amount of future payments				Carrying amount	Maximum potential amount of future payments				Carrying amount
	Investment grade (1)	Non- investment grade (1)	Not rated	Total		Investment grade (1)	Non- investment grade (1)	Not rated	Total
Credit derivatives and written put options (2)	$4,788	$2,056	$8,109	$14,953	$558	$7,508	$3,813	$8,399	$19,720	$1,049
Backstop liquidity facilities	19,704	1,119	–	20,823	67	23,806	1,176	–	24,982	66
Stable value products	20,175	–	–	20,175	171	21,777	–	–	21,777	260
Financial standby letters of credit and performance guarantees (3)	10,566	6,573	91	17,230	100	11,236	6,778	68	18,082	96
Credit enhancements	3,159	–	–	3,159	57	3,240	–	–	3,240	45
Mortgage loans sold with recourse	–	863	–	863	–	1,103	–	–	1,103	–

(1)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non- investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset. Where external ratings were not available, our internal ratings were used.
(2)	Ratings could not be assigned to credit derivatives of $1.9 billion (October 31, 2009 – $1.9 billion) and written put options of $5.5 billion (October 31, 2009 – $6.5 billion).
(3)	Ratings could not be assigned to financial standby letters of credit and performance guarantees with a maximum potential amount of future payments of $91 million as the rating of the underlying entity for these guarantees is not available at this time.

Securitizations and VIEs

ASC Topic 860, Transfers and Servicing and ASC Topic 810, Consolidation require public entities to provide additional disclosures related to their continuing involvement with transferred financial assets and the related risk retained as well as any contractual or non-contractual support provided and any future financial support to the special purpose entities (SPEs). In addition, the amendments also require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities.

Securitizations

Our securitization activities by major product type, our continuing involvement with the transferred asset and the related risk retained are described in Note 5 to our 2009 Annual Consolidated Financial Statements.

The following table presents the total assets of the QSPE used for credit card securitizations and the classification of assets and liabilities recorded on our Consolidated Balance Sheets associated with our transactions with the QSPE and the SPEs.

	As at April 30, 2010		As at October 31, 2009
	Interest in securitizations		Interest in securitizations
	Credit cards	Commercial and Residential mortgages	Credit cards	Commercial and Residential mortgages
Total assets of QSPE (1)	$3,917	n.a.	$3,923	n.a.
On-balance sheet assets
Securities – Trading and Available-for-sale	$1,016	$1,132	$1,014	$1,479
Loans – Retail and Wholesale	4	–	6	–
Derivatives	11	1,325	–	203
Total	$1,031	$2,457	$1,020	$1,682
On balance sheet liabilities
Derivatives	$–	$1,626	$6	$673
Total	$–	$1,626	$6	$673

(1)	Represents the remaining principal balance of assets held by the QSPE using the most current information available.
n.a.	not applicable.

Cash flows from securitizations (1)

	For the three months ended				For the six months ended
	April 30, 2010		April 30, 2009		April 30, 2010		April 30, 2009
	Credit card loans	Canadian residential mortgage loans	Credit card loans	Canadian residential mortgage loans	Credit card loans	Canadian residential mortgage loans	Credit card loans	Canadian residential mortgage loans
Proceeds reinvested in revolving securitizations	$3,599	$2,475	$4,005	$3,229	$7,611	$4,246	$8,402	$5,328
Cash flows from excess spread (2)	98	197	64	137	224	398	135	206
Other cash flows received (3)	8	–	8	–	21	–	21	–

(1)	This analysis is not applicable for commercial mortgage loans, U.S. residential mortgage loans and bond securitizations as we have not retained rights to future excess spread in these transactions.
(2)	Includes servicing fees received.
(3)	Includes cash flows received on AFS securities held by us including principal and interest payment received.

Loans managed

	April 30, 2010		October 31, 2009
	Loan principal	Past due (1)	Loan principal	Past due (1)
Retail	$252,616	$1,759	$246,038	$1,752
Wholesale	71,883	3,015	77,581	3,246
Total loans managed (2)	$324,499	$4,774	$323,619	$4,998
Less: Loans securitized and managed
Credit card loans	2,870	63	3,870	57
Canadian residential mortgage-backed securities created and sold	27,781	219	28,815	204
Canadian residential mortgage-backed securities created and retained	8,095	64	7,521	53
U.S. residential mortgage-backed securities created and sold	545	4	429	6
Total loans reported on the Consolidated Balance Sheets	$285,208	$4,424	$282,984	$4,678

(1)	Includes impaired loans as well as loans that are contractually 90 days past due but are not considered impaired.
(2)	Excludes any assets we have temporarily acquired with the intent at acquisition to sell to SPEs.

Royal Bank of Canada        Second Quarter 2010        63

Note 16: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

	For the three months ended		For the six months ended
	April 30, 2010	April 30, 2009	April 30, 2010	April 30, 2009
	Net write-offs	Net write-offs	Net write-offs	Net write-offs
Retail	$334	$353	$646	$617
Wholesale	196	337	406	577
Total loans managed (1)	530	690	1,052	1,194
Less: Loans securitized and managed
Credit card loans	33	35	67	65
Total	$497	$655	$985	$1,129
(1)	Excludes any assets we have approximately temporarily acquired with the intent at acquisition to sell to SPE’s.

Increase (decrease) in fair value of retained interest due to adverse changes in key assumptions (1), (2)

	As at April 30, 2010		As at October 31, 2009
	Credit card loans	Canadian residential mortgage loans	Credit card loans	Canadian residential mortgage loans
Fair value of retained interests	$49.28	$1,129.2	$33.5	$1,240.6
Weighted average remaining service life (in years)	.25	3.38 – 4.84	.25	2.90 –3.77
Payment rate	38.45%	16.00% – 24.13%	38.33%	9.00% –28.00%
Impact on fair value of 10% adverse change	$(3.0)	$(29.6)	$(2.0)	$(35.0)
Impact on fair value of 20% adverse change	(6.0)	(58.2)	(4.1)	(68.9)
Excess spread, net of credit losses	10.50%	1.25% – 1.95%	5.61%	.80% –1.98%
Impact on fair value of 10% adverse change	$(7.2)	$(127.4)	$(6.1)	$(137.8)
Impact on fair value of 20% adverse change	(14.5)	(257.0)	(12.2)	(296.1)
Expected credit losses	3.88%	–	3.86%	–%
Impact on fair value of 10% adverse change	$(1.9)	$–	$(2.3)	$–
Impact on fair value of 20% adverse change	(3.7)	–	(4.6)	–
Discount rate	10.50%	.40% – 3.19%	10.50%	.40% –2.76%
Impact on fair value of 10% adverse change	$(0.1)	$(2.9)	$–	$(1.8)
Impact on fair value of 20% adverse change	(0.1)	(5.7)	(.1)	(4.2)

(1)	All rates are annualized except for the credit card loans payment rate which is monthly.
(2)	This analysis is not applicable for commercial mortgage loans securitizations as we have not retained rights to future excess spread in these transactions.

VIEs

We perform qualitative, and in certain cases, quantitative, analyses to determine whether we are the Primary Beneficiary of a VIE based on the facts and circumstances and our interests in the VIE. We may also hold significant variable interests in VIEs, and while we do not consolidate these VIEs, we have recorded on our Consolidated Balance Sheets assets and liabilities arising from our transactions and involvement with these VIEs. This information is set forth in the table below. In addition, ASC Topic 810 requires disclosures for VIEs that we sponsor and in which we hold variable interests. In determining whether we are a sponsor of a VIE, we consider both qualitative and quantitative factors, including the purpose and nature of the VIE, our continuing involvement in the VIE and whether we hold subordinated interests in the VIE. This table also includes VIEs for which we are sponsors of and hold a variable interest in, even if not significant.

	As at April 30, 2010					As at October 31, 2009
	Multi- seller conduits (1)	Structured finance VIEs	Credit investment product VIEs (2)	Other (3)	Total	Multi- seller conduits (1)	Structured finance VIEs	Credit investment product VIEs (2)	Third- party conduits	Other (3)	Total
Total assets of unconsolidated VIEs	$21,389	$10,109	$1,792	$126,635	$159,925	$26,181	$10,866	$2,662	$575	$123,691	$163,975
On-balance sheet assets
Cash and due from banks	$–	$–	$–	$–	$–	$–	$–	$–	$–	$27	$27
Interest-bearing deposits with banks	–	–	–	–	–	–	–	–	–	119	119
Securities – Trading and Available-for-sale	6	1,210	19	119	1,354	4	1,308	–	–	125	1,437
Loans – Retail and Wholesale	1,538	426	–	–	1,964	1,683	1,499	–	119	–	3,301
Derivatives	–	30	400	–	430	–	30	698	–	–	728
Other assets	–	–	–	306	306	–	–	–	–	240	240
Total	$1,544	$1,666	$419	$425	$4,054	$1,687	$2,837	$698	$119	$511	$5,852
On-balance sheet liabilities
Derivatives	$–	$–	$109	$–	$109	$–	$–	$168	$–	$25	$193
Other liabilities	69	–	470	122	661	86	–	904	–	1	991
Total	$69	$–	$579	$122	$770	$86	$–	$1,072	$–	$26	$1,184
Maximum exposure to loss	$21,671	$3,696	$222	$220	$25,809	$26,550	$3,577	$505	$250	$228	$31,110

(1)	Total assets represent maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at April 30, 2010. Actual assets held by these conduits as at April 30, 2010, were $13.4 billion (October 31, 2009 – $18.9 billion).
(2)	Excluded from this table are trading securities that we have transferred to these VIEs as collateral for the funded notes issued by the VIEs as at April 30, 2010. The transfers do not meet the sale recognition criteria under ASC Topic 860; as a result, these assets remain on our Consolidated Balance Sheets and are accounted for as secured borrowings.
(3)	Includes investment funds, tax credit funds and mutual funds that we sponsor.

64        Royal Bank of Canada        Second Quarter 2010

Note 16: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

The following table presents the assets and liabilities of consolidated VIEs recorded on our Consolidated Balance Sheets. Refer to Notes 6 and 31 to our 2009 Annual Consolidated Financial Statements for the structure and activities of the VIEs as well as the nature of our involvement.

	As at April 30, 2010				As at October 31, 2009
	Structured finance VIEs	Investment funds	Other (1)	Total	Structured finance VIEs	Investment funds	Other (1)	Total
Consolidated assets (2), (3)
Cash	$52	$56	$–	$108	$55	$65	$–	$120
Securities – Trading and Available-for-sale	1,294	825	–	2,119	1,025	481	–	1,506
Loans – Retail and Wholesale	1,404	–	18,113	19,517	1,496	–	11,356	12,852
Other assets	42	52	22	116	44	42	34	120

	$2,792	$933	$18,135	$21,860	$2,620	$588	$11,390	$14,598
Consolidated liabilities
Other liabilities (4)	$907	$33	$49	$989	$2,445	$62	$–	$2,507

(1)	Includes the assets of RBC Covered Bond Guarantor Limited Partnership (Guarantor LP).
(2)	As at April 30, 2010, our compensation vehicles held $53 million (October 31, 2009 – $64 million) of our common shares, which are reported as Treasury shares and this amount represents the total assets of these vehicles. The obligation to provide our common shares to employees is recorded as an increase to Contributed surplus as the expense for the corresponding stock-based compensation plan is recognized.
(3)	Investors have recourse only to the assets of the related consolidated VIEs and do not have recourse to our general assets unless we breach our contractual obligations relating to those VIEs, provide liquidity facilities or credit enhancement facilities to, or enter into derivative transactions with, the VIEs. In the ordinary course of business, the assets of each consolidated VIE can generally only be used to settle the obligations of the VIE. Upon the occurrence of certain credit events, the assets of Guarantor LP, which are mortgages, will be used to settle up to the notional amount of the covered bonds issued by RBC. The loan provided by us to Guarantor LP to purchase the mortgages is eliminated by us upon consolidation.
(4)	Other liabilities generally represent notes issued by the VIEs.

Significant accounting changes

Investments in Certain Entities that Calculate Net Asset Value Per Share

In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, Fair Value Measurements and Disclosures (ASC Topic 820)  –  Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent) which was effective for us on November 1, 2009. This update provides guidance on measuring the fair value of certain alternative investments, and permits entities to use net asset value as a practical expedient to measure the fair value of its investments in certain investment funds. Additional disclosures are also required regarding the nature and risk of such investments. The impact of adopting this standard is not material to our consolidated financial position or results of operations.

Our alternative investments primarily include hedge funds held in connection with hedging of exposure related to fee-based equity derivative transactions with third parties. Fair value of these investments are based on the net asset value of the hedge funds. As at April 30, 2010, fair value of our investments in the U.S. domiciled and the non-U.S. domiciled hedge funds were $0.6 billion and $1.9 billion, respectively, and there were no unfunded commitments related to these funds. These U.S. domiciled and the non-U.S. domiciled hedge funds employ a broad variety of investment strategies using equities, fixed income securities and other financial instruments. The redemption provisions of such hedge funds generally (a) require notice periods ranging from 5 days to over 180 days, (b) allow redemptions on a weekly, monthly, quarterly, semi-annually or annual basis, (c) may have lockup provisions restricting the ability to redeem for the first 3 to 36 months from the date of investment and (d) often have mechanisms to gate or otherwise restrict redemptions notwithstanding (a) – (c) above.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures which amends Topic 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance became effective for us on February 1, 2010. Refer to Note 2 for the expanded fair value hierarchy disclosures.

The fair value of certain instruments classified as level 2 or 3 in the fair value hierarchy disclosure in Note 2 is determined using valuation models. The significant financial instruments below are valued using a discounted cash flow method or an option pricing model, and their significant inputs are primarily interest rate yield curves, inflation rates, and volatility rates for their respective currency and term to maturity. The following are some of the short and long-term model inputs we used:

•

For commercial paper, Certificates of Deposit, Banker Acceptances, LIBOR loans and other similar instruments that are classified as Trading securities, the Canadian interest rates range from 0.42% (14-day term) to 0.83% (9-month term) and the U.S. interest rates range from 0.25% (1-month term) to 0.28% (3-month term).

•

Overnight Canadian, U.S. and European interest rates of assets purchased under reverse repurchase agreements and obligations related to assets sold under repurchase agreements range from 0.24% to 0.26%, while the long-term rates (3 to 6 month) are from 0.23% to 0.74%.

•

Interest rate inputs for valuation models of the interest rate swaps in Canadian and Euro currencies are from 1.41% to 2.09% (2-year term) and from 3.53% to 4.35% (25 or 30-year term), while the U.S. interest rate swap inputs are 0.35% and 3.66% for the respective 3-month and 10-year terms.

•

We trade inflation derivatives denominated in Canadian and U.S. dollars, and the Euro and Sterling currencies. The inflation rate inputs range from 1.57% to 3.37% for a 2-year term and 2.45% to 3.81% for a 30-year term.

•	One-month and 20-year Canadian, U.S. and Euro interest rate options have volatility rate inputs ranging from 47.10% to 82.50% and from 13.8% to 20.9%, respectively.
•

Our Deposits include personal, business, government and bank deposits, promissory notes, Certificates of Deposits and bearer deposit notes and other similar instruments. The Canadian interest rates used to value the deposits range from 0.33% (14-day term) to 0.9% (6-month term) and the U.S. interest rates range from 0.35% (14-day term) to 0.65% (6-month term).

Non-controlling interest

In December 2007, the FASB issued guidance under ASC Topic 810, Consolidation, which was effective for us on November 1, 2009. Significant requirements include:

•	Ownership interests in subsidiaries held by parties other than the parent must be reclassified to equity and presented separately from the parent’s equity;
•	The amount of consolidated net income attributable to the parent and to the non-controlling interest must be clearly identified and presented on the consolidated statement of income;
•	Non-controlling interest should continue to be attributed its share of losses even if that attribution results in a deficit non-controlling interest balance;

Royal Bank of Canada        Second Quarter 2010        65

Note 16: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

•	After control is obtained, a change in ownership interests that does not result in a loss of control should be accounted for as an equity transaction; and
•

A change in ownership of a consolidated subsidiary that results in a loss of control and deconsolidation will trigger recognition of a gain or loss and any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value.

The following new U.S. GAAP accounting pronouncements issued by the FASB were effective for us prospectively on November 1, 2009 but the impact of adopting these pronouncements is not material to our consolidated financial position or results of operations.

Business combinations

In December 2007, the FASB replaced the guidance on ASC Topic 805, Business Combinations. The new guidance retains the fundamental requirements in original guidance, being the requirement to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. Significant changes by the revisions are as follows:

•	More assets acquired and liabilities assumed to be measured at fair value as of the acquisition date;
•	All acquisition related costs must be expensed; and
•	Non-controlling interest in subsidiaries initially to be measured at fair value and classified as a separate component of equity.

There were no acquisitions during the period ended April 30, 2010.

Accounting for Assets acquired and liabilities assumed in a business combination that arise from contingencies

In April 2009, the FASB issued guidance under ASC Topic 805-20, Business Combinations – Identifiable Assets and Liabilities and Any Noncontrolling Interest, which requires an acquirer to measure assets acquired and liabilities assumed in a business combination that arise from contingencies at their acquisition-date fair value if they can be determined. If fair value cannot be determined, then the recognition criteria and guidance of ASC Topic 450, Contingencies and ASC Topic 450-20, Contingencies – Loss Contingencies, apply. Following initial recognition, a company shall develop a systematic and rational basis for subsequent measurement of liabilities, depending on their nature. There were no acquisitions during the period ended April 30, 2010.

Convertible debt instruments

In May 2008, the FASB issued guidance under ASC Topic 470-20, Debt with Conversion and Other Options. This guidance clarifies that issuers of convertible debt instruments should separately account for the liability and equity components in order to properly reflect the entity’s borrowing rate that would be applied to a nonconvertible debt instrument.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions

In February 2008, the FASB issued guidance under ASC Topic 860, which requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction unless certain criteria are met.

Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock

In June 2008, the FASB issued guidance under ASC Topic 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity, which establishes a two-step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for purposes of determining whether the derivative scope exception in ASC Topic 815, Derivatives and Hedging should be applied.

Accounting for Financial Guarantee Insurance Contracts

In May 2008, the FASB issued guidance under ASC Topic 944, Financial Services – Insurance. This guidance requires an insurance enterprise to recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation, and clarifies the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures.

Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount Based on the Stock of an Entity’s Consolidated Subsidiary

In November 2008, the FASB issued guidance under ASC Topic 815, which clarifies whether a financial instrument for which the payoff to the counterparty is based in whole or in part on the stock of an entity’s consolidated subsidiary, is indexed to the reporting entity’s own stock, and therefore should not be precluded from qualifying for the derivatives scope exception.

Equity Method Investment Accounting

In November 2008, the FASB issued guidance under ASC Topic 323, Investments – Equity Method and Joint Ventures which clarifies the accounting for certain transactions and impairment considerations involving equity method investments.

Maintenance Deposits under Lease Arrangements

In June 2008, the FASB issued guidance under ASC Topic 840, Leases, which provides guidance on whether a lessee should account for maintenance deposits as a deposit or as contingent rental expense.

Participating Securities

In June 2008, the FASB issued guidance under ASC Topic 260, Earnings per Share, which defines unvested share-based payment awards that contain non-forfeitable rights to dividends as participating securities that should be included in computing earnings per share using the two-class method.

Determining the Useful Life of Intangible Assets

In April 2008, the FASB issued guidance under ASC Topic 350, Intangibles – Goodwill and Other, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of recognized intangible assets.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU 2009-5, Fair Value Measurements and Disclosures (ASC Topic 820) – Measuring Liabilities at Fair Value. The guidance specifies the methods to be used to fair value a liability where a quoted price in an active market for an identical liability is unavailable and clarifies that the fair value of a liability can be measured in relation to the quoted price of the liability when it trades as an asset in an active market, without adjusting the price for restrictions that prevent the sale of the liability.

Collaborative Arrangements

In November 2007, the FASB issued ASC Topic 808, Collaborative Arrangements, which deals with the recognition of revenues, expenses and income statement presentation of the results of the collaborative arrangements by all parties to such arrangements.

Future accounting changes

The following new standards will be effective for us on the dates indicated in parentheses. We are currently assessing the impact of adopting the new accounting standards described below on our consolidated financial position and results of operations.

Subsequent Events (May 1, 2010)

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events – Amendments to Certain Recognition and Disclosure Requirements, which will be effective for us on May 1, 2010. This update provides guidance on evaluating subsequent events, and exempts SEC filers from disclosing the date through which subsequent events are evaluated.

66        Royal Bank of Canada        Second Quarter 2010

Note 16: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Compensation – Retirement Benefits – Defined Benefit Plans – General (October 31, 2010)

In December 2008, the FASB issued guidance under Topic 715-20 (FAS 132(R) – 1, Employer’s Disclosures about Postretirement Benefit Plan Assets). This guidance requires an employer to disclose the following:

•	How investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;
•	The major categories of plan assets;
•	The inputs and valuation techniques used to measure the fair value of plan assets;
•	The effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period;
•	Significant concentrations of risk within plan assets; and
•	A description of the basis used to determine the overall expected long-term-rate-of-return-on-assets assumption.

Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives (October 31, 2010)

In March 2010, the FASB issued ASU No. 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives. The guidance clarifies the determination of embedded credit derivative features, and permits a one-time election to apply the fair value option method to measure any investment in securitized financial assets, regardless of whether such investments contain embedded derivatives.

Effect of a Loan Modification When the Loan is Part of a Pool that is accounted for as a Single Asset (October 31, 2010)

In April 2010, the FASB issued ASU No. 2010-18, Receivables: Effect of a Loan Modification When the Loan is Part of a Pool that is accounted for as a Single Asset. For loans that are accounted for within a pool under Subtopic 310-30, this update prohibits the removal of such loans from the pool of assets when the loans are modified. If the cash flows for the pool change, the pool is required to be considered for impairment.

Variable Interest Entity (November 1, 2010)

In June 2009, the FASB issued guidance under Topic 860-40 (FAS 167 – Amendments to FASB Interpretation No. 46(R)). This update replaces the quantitative approach for determining the primary beneficiary in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of the variable interest entity that most significantly impacts the entity’s performance, and the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity. Additional disclosures are also required regarding involvement with variable interest entities.

Accounting for Transfers of Financial Assets (November 1, 2010)

In June 2009, the FASB issued guidance under Topic 810-10-15 (FAS 166 – Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140). This update changes the requirements for derecognizing financial assets and provides additional guidance on disclosures regarding the transfer of financial assets.

Multiple-Deliverable Revenue Arrangements (November 1, 2010)

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition: Multiple-Deliverable Revenue Arrangements. This guidance requires that consideration in multiple-deliverable arrangements be allocated to all deliverables using the relative selling price method, and eliminates the residual method of allocation.

Accounting for Own Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing (November 1, 2010)

In October 2009, the FASB issued ASU No. 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. This update requires that a share-lending arrangement entered into on an entity’s own share in contemplation of a convertible debt offering or other financing be measured at fair value and recognized as an issuance cost, with an offset to additional paid-in capital in the financial statements of the entity. The update also provides specific guidance on measurement, earnings per share calculations, and disclosure requirements.

Consolidation amendments for Certain Investment Funds (November 1, 2010)

In February 2010, the FASB issued ASU 2010-10, Consolidation: Amendments for Certain Investment Funds. This update defers the application of Statement 167 (Codified in Topic 810-10) for a reporting enterprise’s interest in mutual funds, money market mutual funds, hedge funds, private equity funds and venture capital funds if certain conditions are met.

Other changes

The following guidance issued by the FASB will be effective for us on November 1, 2011: ASU No. 2010-15, Financial services – Insurance – How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments, and ASU No. 2010-13, Compensation – Stock Compensation – Effect of denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.

Note 17: Subsequent events

Significant capital transaction

On May 18, 2010, we announced our intention to redeem all of our outstanding $800 million 3.7% subordinated debentures due June 24, 2015, at the redemption price plus accrued interest. The redemption will occur on June 24, 2010.

On May 18, 2010, we announced our intention to redeem all of the issued and outstanding $650 million Trust Capital Securities – Series 2010 for cash, at a redemption price of $1,000 per unit plus the indicated distribution. The redemption will occur on June 30, 2010.

Royal Bank of Canada        Second Quarter 2010        67

Shareholder information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 416-974-5151

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust
Company of Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and
the U.S.) or 514-982-7555
(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust

Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.

Co-Transfer Agent (U.K.):

Computershare Investor

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock Exchange
(TSX)

U.S. – New York Stock Exchange
(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on
the TSX.

Valuation Day price

For Canadian capital gains tax
purposes, the Valuation Day
(December 22, 1971) cost base for
our common shares is $7.38 per
share. This amount has been
adjusted to reflect the two-for-one
share split of March 1981 and the
two-for-one share split of February
1990. The one-for-one share
dividends paid in October 2000
and April 2006 did not affect the
Valuation Day value for our
common shares.

Shareholder contacts

For dividend information, change
in share registration or address,
lost stock certificates, tax forms,
estate transfers or dividend
reinvestment, please contact:

Computershare Trust Company of
Canada

100 University Avenue

9th Floor

For other shareholder inquiries,
please contact:

Shareholder Relations

Royal Bank of Canada

200 Bay Street

9th Floor, South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7806

Fax: 416-974-3535

For financial information inquiries,
please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

4th Floor, North Tower

Toronto, Ontario M5J 2W7 Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the
U.S. may have their RBC common
share dividends deposited directly
to their bank account by electronic
funds transfer. To arrange for this
service, please contact our Transfer
Agent and Registrar,
Computershare Trust Company of
Canada.

Common share repurchases

We are engaged in a Normal
Course Issuer Bid (NCIB) through
the facilities of the TSX. During the
one-year period commencing
November 1, 2009, we may
repurchase for cancellation, up to
20 million common shares in the
open market at market prices. We
determine the amount and timing
of the purchases under the NCIB,
subject to prior consultation with
the Office of the Superintendent of
Financial Institutions Canada
(OSFI).

A copy of our Notice of Intention to
file a NCIB may be obtained,
without charge, by contacting our
Corporate Secretary at our Toronto
mailing address.

2010 Quarterly earnings release
dates

First quarter             March 3

Second quarter       May 27

Third quarter           August 26

Fourth quarter         December 3

Services PLC Securities Services – Registrars P.O. Box 82, The Pavilions Bridgwater Road Bristol BS99 7NH U.K.

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada
and the U.S.) or 514-982-7555 (International)

Fax: 1-888-453-0330 (Canada
and the U.S.) or 416-263-9394 (International)

e-mail: service@computershare.com

Dividend dates for 2010
Subject to approval by the Board of Directors
		Ex-dividend dates	Record dates	Payment dates
	Common and preferred	January 22	January 26	February 24
	shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT, AV and AX	April 20 July 22 October 22	April 22 July 26 October 26	May 21 August 24 November 24

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC TruCS which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.